Exhibit 99.2

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the year ended October 31, 2016, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2016. This MD&A is dated November 30, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current year.

	Financial results overview		Group Financial condition
5	Net Income	29	Balance Sheet Review
6	Revenue	30	Credit Portfolio Quality
10	Provision for Credit Losses	44	Capital Position
10	Expenses	52	Securitization and Off-Balance Sheet Arrangements
12	Taxes	54	Related-Party Transactions
13	Quarterly Financial Information	54	Financial Instruments

	Business segment analysis		Risk Factors and management
15	Business Focus	55	Risk Factors that May Affect Future Results
18	Canadian Retail	58	Managing Risk
21	U.S. Retail
24	Wholesale Banking		Accounting standards and policies
26	Corporate	91	Critical Accounting Estimates
		93	Current and Future Changes in Accounting Policies
	2015 Financial Results overview	95	Controls and Procedures
27	Summary of 2015 Performance
28	2015 Financial Performance by Business Line	96	ADDITIONAL FINANCIAL INFORMATION

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management's Discussion and Analysis ("2016 MD&A") under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2017", and in other statements regarding the Bank's objectives and priorities for 2017 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2016 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2017", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 1

Financial results overview

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 11 million active online and mobile customers. TD had $1.2 trillion in assets as at October 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 2. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results on a reported basis for the Bank.

TABLE 1: OPERATING RESULTS – Reported
(millions of Canadian dollars)	2016	2015	2014
Net interest income	$19,923	$18,724	$17,584
Non-interest income	14,392	12,702	12,377
Total revenue	34,315	31,426	29,961
Provision for credit losses	2,330	1,683	1,557
Insurance claims and related expenses	2,462	2,500	2,833
Non-interest expenses	18,877	18,073	16,496
Income before income taxes and equity in net income of an investment in TD Ameritrade	10,646	9,170	9,075
Provision for income taxes	2,143	1,523	1,512
Equity in net income of an investment in TD Ameritrade	433	377	320
Net income – reported	8,936	8,024	7,883
Preferred dividends	141	99	143
Net income available to common shareholders and non-controlling interests in subsidiaries	$8,795	$7,925	$7,740
Attributable to:
Common shareholders	$8,680	$7,813	$7,633
Non-controlling interests	115	112	107

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 2

TABLE 2 : NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	2016	2015	2014
Operating results – adjusted
Net interest income	$19,923	$18,724	$17,584
Non-interest income[1]	14,385	12,713	12,097
Total revenue	34,308	31,437	29,681
Provision for credit losses[2]	2,330	1,683	1,582
Insurance claims and related expenses	2,462	2,500	2,833
Non-interest expenses[3]	18,496	17,076	15,863
Income before income taxes and equity in net income of an investment in TD Ameritrade	11,020	10,178	9,403
Provision for income taxes[4]	2,226	1,862	1,649
Equity in net income of an investment in TD Ameritrade[5]	498	438	373
Net income – adjusted	9,292	8,754	8,127
Preferred dividends	141	99	143
Net income available to common shareholders and non-controlling interests
in subsidiaries – adjusted	9,151	8,655	7,984
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	115	112	107
Net income available to common shareholders – adjusted	9,036	8,543	7,877
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(246)	(255)	(246)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[7]	6	55	43
Impairment of goodwill, non-financial assets, and other charges[8]	(116)	–	–
Restructuring charges[9]	–	(471)	–
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs[10]	–	(51)	–
Litigation and litigation-related charge(s)/reserve(s)[11]	–	(8)	–
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada[12]	–	–	(125)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[13]	–	–	(131)
Impact of Alberta flood on the loan portfolio[14]	–	–	19
Gain on sale of TD Waterhouse Institutional Services[15]	–	–	196
Total adjustments for items of note	(356)	(730)	(244)
Net income available to common shareholders – reported	$8,680	$7,813	$7,633
1	Adjusted non-interest income excludes the following items of note: $7 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 7; 2015 – $62 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 10; 2014 – $49 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 15.
2	In 2014, adjusted provision for credit losses (PCL) excludes the following items of note: $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 14.
3	Adjusted non-interest expenses exclude the following items of note: $270 million amortization of intangibles, as explained in footnote 6; 2015 – $289 million amortization of intangibles; $686 million due to the initiatives to reduce costs, as explained in footnote 9; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 10; $52 million of litigation charges; $39 million recovery of litigation losses, as explained in footnote 11; 2014 – $286 million amortization of intangibles; $169 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 12; $178 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 13.
4	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
5	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: $65 million amortization of intangibles (2015 – $61 million; 2014 – $53 million), as explained in footnote 6. These amounts were reported in the Corporate segment.
6	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
7	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
9	In fiscal 2015, the Bank recorded restructuring charges of $686 million ($471 million after tax) on a net basis. During 2015, the Bank commenced its restructuring review and in the second quarter of 2015 recorded $337 million ($228 million after tax) of restructuring charges and recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis in the fourth quarter of 2015. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
10	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
11	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount for fiscal 2015 reflects this recovery of previous settlements.
12	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank's integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 3

13	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
14	In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax) for residential loan losses from Alberta flooding that was initially recognized in 2013. The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio. These amounts were included as an item of note in the Corporate segment.
15	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank's institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TABLE 3: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	2016	2015	2014
Basic earnings per share – reported	$4.68	$4.22	$4.15
Adjustments for items of note[2]	0.20	0.40	0.13
Basic earnings per share – adjusted	$4.88	$4.62	$4.28

Diluted earnings per share – reported	$4.67	$4.21	$4.14
Adjustments for items of note[2]	0.20	0.40	0.13
Diluted earnings per share – adjusted	$4.87	$4.61	$4.27
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 4: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	2016	2015	2014
TD Bank, National Association (TD Bank, N.A.)	$108	$116	$115
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	65	61	53
MBNA Canada	36	37	37
Aeroplan	17	17	14
Other	20	24	27
	246	255	246
Software and asset servicing rights	340	289	236
Amortization of intangibles, net of income taxes	$586	$544	$482
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)	2016	2015	2014
Average common equity	$65,121	$58,178	$49,495
Net income available to common shareholders – reported	8,680	7,813	7,633
Items of note, net of income taxes[1]	356	730	244
Net income available to common shareholders – adjusted	9,036	8,543	7,877
Return on common equity – reported	13.3%	13.4%	15.4%
Return on common equity – adjusted	13.9	14.7	15.9
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

SIGNIFICANT EVENTS IN 2016

Announced Acquisition of Scottrade Bank

On October 24, 2016, the Bank announced an agreement to acquire Scottrade Bank, a federal savings bank wholly-owned by Scottrade Financial Services, Inc. (Scottrade), for cash consideration equal to the tangible book value of Scottrade Bank at closing, subject to certain adjustments. As of September 30, 2016, Scottrade Bank's tangible book value was approximately US$1.3 billion. TD Ameritrade also announced an agreement to acquire Scottrade for cash and TD Ameritrade shares. Subject to completion of the acquisitions, TD and TD Ameritrade have agreed that TD will accept sweep deposits from Scottrade clients. Pursuant to its preemptive rights and subject to any required regulatory approval, the Bank intends to concurrently purchase US$400 million in new common equity from TD Ameritrade in connection with the proposed transaction. As a result, the Bank's anticipated pro forma common stock ownership in TD Ameritrade is expected to be approximately 41.4%.

The transaction is subject to the concurrent closing of the TD Ameritrade/Scottrade transaction as well as receipt of regulatory approvals and other customary closing conditions, and is expected to close in the second half of fiscal 2017. The results of the acquired business will be consolidated from the date of close and will be included in the U.S. Retail segment.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 4

FINANCIAL RESULTS OVERVIEW

Net Income

Reported net income for the year was $8,936 million, an increase of $912 million, or 11%, compared with last year. The increase in net income was due to higher earnings in the U.S. Retail, Canadian Retail, and Wholesale Banking segments and a lower loss in the Corporate segment. U.S. Retail net income increased primarily due to higher loan and deposit volumes, positive operating leverage, the positive impact from an acquisition in the strategic cards portfolio, higher deposit margins, higher contributions from the Bank's investment in TD Ameritrade, and the favourable impact of foreign currency translation, partially offset by higher PCL. Canadian Retail net income increase reflected revenue growth and lower insurance claims, partially offset by the impact of a higher effective tax rate, higher non-interest expenses, and higher PCL. Wholesale Banking net income increased due to higher revenue and a lower effective tax rate, partially offset by higher PCL and non-interest expenses. Corporate segment net loss reflected higher provisions for incurred but not identified credit losses, higher net corporate expenses and, an impairment of goodwill, non-financial assets and other charges, and a lower gain due to changes in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio, both of which were reported as items of note, partially offset by restructuring charges in the prior year which were reported as an item of note, higher revenue from treasury and balance sheet management activities, and positive tax items in the current year. Adjusted net income for the year was $9,292 million, an increase of $538 million, or 6%, compared with $8,754 million last year.

Reported diluted earnings per share (EPS) for the year were $4.67, an increase of 11%, compared with $4.21 last year. Adjusted diluted EPS for the year were $4.87, a 6% increase, compared with $4.61 last year.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year. Depreciation of the Canadian dollar had a favourable impact on U.S. Retail segment earnings for the year ended October 31, 2016, compared with last year, as shown in the following table.

TABLE 6: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS[1]
(millions of Canadian dollars, except as noted)	2016 vs. 2015	2015 vs. 2014
U.S. Retail Bank
Increased total revenue – reported	$581	$997
Increased total revenue – adjusted	581	1,002
Increased non-interest expenses – reported	344	628
Increased non-interest expenses – adjusted	344	626
Increased net income – reported, after tax	157	252
Increased net income – adjusted, after tax	157	260
Increased equity in net income of an investment in TD Ameritrade	33	45
U.S. Retail segment increased net income – reported, after tax	190	297
U.S. Retail segment increased net income – adjusted, after tax	190	304
Earnings per share (dollars)
Increase in basic – reported	$0.10	$0.16
Increase in basic – adjusted	0.10	0.16
Increase in diluted – reported	0.10	0.16
Increase in diluted – adjusted	0.10	0.16
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $40 million.

1	Amounts exclude Corporate Segment.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 5

FINANCIAL RESULTS OVERVIEW

Revenue

Reported revenue was $34,315 million, an increase of $2,889 million, or 9%, compared with last year. Adjusted revenue was $34,308 million, an increase of $2,871 million, or 9%, compared with last year.

NET INTEREST INCOME

Net interest income for the year was $19,923 million, an increase of $1,199 million, or 6%, compared with last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decline in the Wholesale Banking segment. U.S. Retail net interest income increased primarily due to higher loan and deposit volumes, the benefit of the December 2015 Fed rate increase (the "rate increase"), higher deposit margins, the benefit of an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation, partially offset by lower loan margins. Corporate segment net interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio. Canadian Retail net interest income increased reflecting loan and deposit volume growth, partially offset by lower margins. Wholesale Banking net interest income decreased due to higher funding costs and lower dividend income.

NET INTEREST MARGIN

Net interest margin declined by 4 basis points (bps) during the year to 2.01%, compared with 2.05% last year, primarily due to lower margins in the Canadian Retail segment. U.S. Retail segment margins were flat compared with last year.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 6

TABLE 7: NET INTEREST INCOME ON AVERAGE EARNING BALANCES[1,2]
(millions of Canadian dollars, except as noted)			2016			2015			2014
	Average		Average	Average		Average	Average		Average
	balance	Interest[3]	rate	balance	Interest[3]	rate	balance	Interest[3]	rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$6,716	$16	0.24%	$4,738	$15	0.32%	$3,692	$17	0.46%
U.S.	38,658	187	0.48	40,684	107	0.26	27,179	72	0.26
Securities
Trading
Canada	45,102	1,187	2.63	50,234	1,297	2.58	55,383	1,367	2.47
U.S.	22,605	401	1.77	23,790	454	1.91	18,424	333	1.81
Non-trading
Canada	41,531	614	1.48	31,639	479	1.51	23,169	377	1.63
U.S.	112,147	1,802	1.61	90,552	1,525	1.68	76,245	1,370	1.80
Securities purchased under reverse
repurchase agreements
Canada	42,981	254	0.59	39,384	249	0.63	33,691	288	0.85
U.S.	31,824	189	0.59	36,074	78	0.22	35,512	62	0.17
Loans
Residential mortgages[4]
Canada	197,925	4,726	2.39	188,048	4,924	2.62	178,128	5,212	2.93
U.S.	27,331	1,029	3.76	26,336	984	3.74	22,677	858	3.78
Consumer instalment and other personal
Canada	97,881	4,604	4.70	93,943	4,600	4.90	90,512	4,499	4.97
U.S.	40,471	1,285	3.18	35,609	1,144	3.21	29,272	1,058	3.61
Credit card
Canada	18,414	2,223	12.07	18,096	2,235	12.35	17,984	2,245	12.48
U.S.	12,598	1,999	15.87	8,778	1,450	16.52	7,200	1,287	17.88
Business and government[4]
Canada	71,869	1,929	2.68	62,879	1,759	2.80	55,048	1,808	3.28
U.S.	105,929	3,348	3.16	85,553	2,730	3.19	64,343	2,308	3.59
International	77,001	767	1.00	77,467	800	1.03	69,494	767	1.10
Total interest-earning assets	$990,983	$26,560	2.68%	$913,804	$24,830	2.72%	$807,953	$23,928	2.96%

Interest-bearing liabilities
Deposits
Personal
Canada	$193,643	$974	0.50%	$181,101	$1,158	0.64%	$172,897	$1,394	0.81%
U.S.	206,813	218	0.11	178,287	218	0.12	147,025	197	0.13
Banks[5]
Canada	11,601	55	0.47	8,907	34	0.38	5,898	18	0.31
U.S.	6,514	47	0.72	11,764	32	0.27	7,682	16	0.21
Business and government[5,6]
Canada	213,965	2,100	0.98	180,596	1,796	0.99	145,233	1,540	1.06
U.S.	148,621	1,185	0.80	154,578	909	0.59	125,375	1,065	0.85
Subordinated notes and debentures	8,769	395	4.50	7,953	390	4.90	7,964	412	5.17
Obligations related to securities sold
short and under repurchase agreements
Canada	45,098	412	0.91	46,340	450	0.97	47,360	535	1.13
U.S.	47,654	346	0.73	47,835	186	0.39	42,962	122	0.28
Securitization liabilities[7]	32,027	452	1.41	34,968	593	1.70	41,745	777	1.86
Other liabilities
Canada	4,225	82	1.94	4,889	79	1.62	5,652	88	1.56
U.S.	35	4	11.43	33	4	12.06	29	1	3.45
International[5]	45,579	367	0.81	35,693	257	0.72	32,673	179	0.55
Total interest-bearing liabilities	$964,544	$6,637	0.69%	$892,944	$6,106	0.68%	$782,495	$6,344	0.81%
Total net interest income on average
earning assets	$990,983	$19,923	2.01%	$913,804	$18,724	2.05%	$807,953	$17,584	2.18%
1	Net interest income includes dividends on securities.
2	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
3	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
4	Includes average trading loans of $11 billion (2015 – $10 billion, 2014 – $10 billion).
5	Includes average trading deposits with a fair value of $77 billion (2015 – $71 billion, 2014 – $58 billion).

6 Includes marketing fees incurred on the TD Ameritrade Insured Deposit Accounts (IDA) of $1,235 million (2015 – $1,051 million, 2014 – $895 million).

7	Includes average securitization liabilities at fair value of $12 billion (2015 – $11 billion, 2014 – $16 billion) and average securitization liabilities at amortized cost of $20 billion (2015 – $24 billion, 2014 – $26 billion).
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 7

The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 8: ANALYSIS OF CHANGE IN NET INTEREST INCOME[1,2]
(millions of Canadian dollars)	2016 vs. 2015			2015 vs. 2014
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$7	$(6)	$1	$5	$(7)	$(2)
U.S.	(5)	85	80	36	(1)	35
Securities
Trading
Canada	(132)	22	(110)	(127)	57	(70)
U.S.	(23)	(30)	(53)	96	25	121
Non-trading
Canada	150	(15)	135	138	(36)	102
U.S.	364	(87)	277	257	(102)	155
Securities purchased under reverse
repurchase agreements
Canada	22	(17)	5	49	(88)	(39)
U.S.	(10)	121	111	1	15	16
Loans
Residential mortgages
Canada	259	(457)	(198)	290	(578)	(288)
U.S.	37	8	45	139	(13)	126
Consumer instalment and other personal
Canada	193	(189)	4	171	(70)	101
U.S.	156	(15)	141	229	(143)	86
Credit card
Canada	39	(51)	(12)	14	(24)	(10)
U.S.	631	(82)	549	282	(119)	163
Business and government
Canada	251	(81)	170	257	(306)	(49)
U.S.	651	(33)	618	761	(339)	422
International	25	(58)	(33)	75	(42)	33
Total interest income	$2,615	$(885)	$1,730	$2,673	$(1,771)	$902

Interest-bearing liabilities
Deposits
Personal
Canada	$80	$(264)	$(184)	$66	$(302)	$(236)
U.S.	35	(35)	–	42	(21)	21
Banks
Canada	10	11	21	9	7	16
U.S.	(14)	29	15	8	8	16
Business and government
Canada	332	(28)	304	375	(119)	256
U.S.	(35)	311	276	248	(404)	(156)
Subordinated notes and debentures	40	(35)	5	–	(22)	(22)
Obligations related to securities sold
short and under repurchase agreements
Canada	(12)	(26)	(38)	(11)	(74)	(85)
U.S.	(1)	161	160	14	50	64
Securitization liabilities	(50)	(91)	(141)	(126)	(58)	(184)
Other liabilities
Canada	(11)	14	3	(12)	3	(9)
U.S.	–	–	–	–	3	3
International	52	58	110	25	53	78
Total interest expense	$426	$105	$531	$638	$(876)	$(238)
Net interest income	$2,189	$(990)	$1,199	$2,035	$(895)	$1,140
1	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
2	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 8

NON-INTEREST INCOME

Reported non-interest income for the year was $14,392 million, an increase of $1,690 million, or 13%, compared with last year. All segments experienced increases in reported non-interest income. Wholesale Banking non-interest income increased due to higher trading revenue and fees. Corporate segment non-interest income increased primarily due to the contribution from an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities, partially offset by a lower gain due to change in the fair value of derivatives hedging the reclassified available-for-sale securities portfolio, which was reported as an item of note. The increase in Canadian Retail non-interest income reflected wealth asset growth and higher personal and business banking fee-based revenue. U.S. Retail non-interest income increased primarily due to fee income growth in personal banking, the positive impact from an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation, partially offset by a change in time order posting of customer transactions and an unfavourable hedging impact. Adjusted non-interest income for the year was $14,385 million, an increase of $1,672 million, or 13%, compared with last year.

TABLE 9: NON-INTEREST INCOME
(millions of Canadian dollars, except as noted)			2016 vs. 2015
	2016	2015	2014	% change
Investment and securities services
Broker dealer fees and commissions	$463	$430	$412	8%
Full-service brokerage and other securities services	853	760	684	12
Underwriting and advisory	546	443	482	23
Investment management fees	505	481	413	5
Mutual fund management	1,623	1,569	1,355	3
Trust fees	153	150	150	2
Total investment and securities services	4,143	3,833	3,496	8
Credit fees	1,048	925	845	13
Net securities gains (losses)	54	79	173	(32)
Trading income (losses)	395	(223)	(349)	277
Service charges	2,571	2,376	2,152	8
Card services	2,313	1,766	1,552	31
Insurance revenue	3,796	3,758	3,883	1
Other income (loss)	72	188	625	(62)
Total	$14,392	$12,702	$12,377	13%

TRADING-RELATED INCOMe

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Trading-related income for the year was $1,335 million, an increase of $183 million, or 16%, compared with last year. For additional details, refer to Note 22 of the 2016 Consolidated Financial Statements. The increase in trading-related income over last year reflected higher fixed income, and foreign exchange trading, partially offset by lower equity trading.

The mix of trading-related income between net interest income and trading income is largely dependent upon the level of interest rates, which impacts the funding costs of the Bank's trading portfolios. Management believes that the total trading-related income is the appropriate measure of trading performance.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

PCL for the year was $2,330 million, an increase of $647 million, or 38%, compared with last year. All segments experienced increases in PCL. Corporate segment PCL increased primarily due to higher provisions for incurred but not identified credit losses. U.S. Retail PCL increased primarily due to commercial loan volume growth, an allowance increase reflecting the current economic environment in business banking, and higher provisions for auto loans and credit cards, partially offset by the release of the South Carolina flooding reserve, improvements on residential mortgages and home equity loans, and the unfavourable impact of foreign currency translation. Canadian Retail PCL reflected higher provisions in the auto lending portfolio. Wholesale Banking PCL increased due to higher specific provisions in the oil and gas sector.

FINANCIAL RESULTS OVERVIEW

Expenses

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $18,877 million, an increase of $804 million, or 4%, compared with last year. All segments experienced increases in reported non-interest expenses. U.S. Retail non-interest expenses increased primarily due to business initiatives, volume growth, investments in front line employees, and the unfavourable impact of foreign exchange translation, partially offset by productivity savings. The increase in Canadian Retail non-interest expenses reflected business growth, higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology, partially offset by productivity savings. Corporate expenses increased due to the contribution from an acquisition in the strategic cards portfolio, an impairment of goodwill, non-financial assets and other charges this year, which was reported as an item of note, and higher net corporate expenses due to ongoing investments in enterprise and regulatory projects, partially offset by restructuring charges in the prior year which were reported as an item of note. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation and the unfavourable impact of foreign exchange translation, partially offset by productivity savings. Adjusted non-interest expenses were $18,496 million, an increase of $1,420 million, or 8%, compared with last year.

Insurance claims and related expenses

Insurance claims and related expenses were $2,462 million, a decrease of $38 million, or 2%, compared with last year, reflecting more favourable prior years' claims development, partially offset by more severe weather conditions and a change in mix of reinsurance contracts.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 10

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 55.0%, compared with 57.5% last year.

TABLE 10: NON-INTEREST EXPENSES AND EFFICIENCY RATIO[1]
(millions of Canadian dollars, except as noted)				2016 vs. 2015
	2016	2015	2014	% change
Salaries and employee benefits
Salaries	$5,576	$5,452	$5,171	2
Incentive compensation	2,170	2,057	1,927	5
Pension and other employee benefits	1,552	1,534	1,353	1
Total salaries and employee benefits	9,298	9,043	8,451	3
Occupancy
Rent	915	887	800	3
Depreciation and impairment losses	427	376	324	14
Other	483	456	425	6
Total occupancy	1,825	1,719	1,549	6
Equipment
Rent	182	172	147	6
Depreciation and impairment losses	202	212	209	(5)
Other	560	508	454	10
Total equipment	944	892	810	6
Amortization of other intangibles	708	662	598	7
Marketing and business development	743	728	756	2
Restructuring charges	(18)	686	29	(103)
Brokerage-related fees	316	324	321	(2)
Professional and advisory services	1,232	1,032	991	19
Other expenses
Capital and business taxes	176	139	160	27
Postage	225	222	212	1
Travel and relocation	191	175	185	9
Other	3,237	2,451	2,434	32
Total other expenses	3,829	2,987	2,991	28
Total expenses	$18,877	$18,073	$16,496	4
Efficiency ratio – reported	55.0%	57.5%	55.1%	(250)	bps
Efficiency ratio – adjusted	53.9	54.3	53.4	(40)
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 11

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased $881 million, or 32%, compared with last year, reflecting an increase in income tax expense of $620 million, or 41%, compared with last year, and an increase in other taxes of $261 million, or 21%, compared with last year. Adjusted total income and other taxes were up $625 million from last year, reflecting an increase in income tax expense of $364 million, or 20%, from last year.

The Bank's reported effective tax rate was 20.1% for 2016, compared with 16.6% last year. The year-over-year increase was largely due to an increase in taxes associated with the Bank’s insurance business, lower tax-exempt dividend income, changes in business mix, and the tax impact associated with the restructuring charges last year. For a reconciliation of the Bank’s effective income tax rate with the Canadian statutory income tax rate, refer to Note 26 of the 2016 Consolidated Financial Statements.

The Bank’s adjusted effective income tax rate for 2016 was 20.2%, compared with 18.3% last year. The year-over-year increase was largely due to an increase in taxes associated with the Bank’s insurance business, lower tax-exempt dividend income, and changes in business mix.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade’s tax expense of $214 million in 2016, compared with $221 million last year, was not part of the Bank’s effective tax rate.

TABLE 11: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	2016	2015	2014
Provision for income taxes – reported	$2,143	$1,523	$1,512
Adjustments for items of note: Recovery of (provision for) incomes taxes[1,2]
Amortization of intangibles	89	95	93
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(1)	(7)	(6)
Impairment of goodwill, non-financial assets, and other charges	(5)	–	–
Restructuring charges	–	215	–
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs	–	31	–
Litigation and litigation-related charge(s)/reserve(s)	–	5	–
Integration charges and direct transaction costs relating to the acquisition of the credit card
portfolio of MBNA Canada	–	–	44
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and
acquisition of Aeroplan Visa credit card accounts	–	–	47
Impact of Alberta flood on the loan portfolio	–	–	(6)
Gain on sale of TD Waterhouse Institutional Services	–	–	(35)
Total adjustments for items of note	83	339	137
Provision for income taxes – adjusted	2,226	1,862	1,649
Other taxes
Payroll	502	485	435
Capital and premium	169	135	157
GST, HST, and provincial sales[3]	616	428	426
Municipal and business	203	181	172
Total other taxes	1,490	1,229	1,190
Total taxes – adjusted	$3,716	$3,091	$2,839
Effective income tax rate – adjusted[4]	20.2%	18.3%	17.5%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Goods and services tax (GST) and Harmonized sales tax (HST).
4	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 12

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2016 PERFORMANCE SUMMARY

Reported net income for the quarter was $2,303 million, an increase of $464 million, or 25%, compared with the fourth quarter last year which included a restructuring charge of $243 million after tax and costs related to an acquisition in the strategic cards portfolio, which were reported as items of note. Adjusted net income for the quarter was $2,347 million, an increase of $170 million, or 8%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $1.20, compared with $0.96 in the fourth quarter last year. Adjusted diluted EPS for the quarter was $1.22, compared with $1.14 in the fourth quarter last year.

Reported revenue for the quarter was $8,745 million, an increase of $698 million, or 9%, compared with the fourth quarter last year. All segments experienced increases in reported revenues. Corporate segment revenue increased due to the benefit of an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities. U.S. Retail revenue increased primarily due to higher loan and deposit volumes, the positive impact from an acquisition in the strategic cards portfolio, higher deposit margins, the benefit of the December 2015 Fed rate increase, customer account growth, and the favourable impact of foreign currency translation, partially offset by unfavourable hedging impact and lower loan margins. Canadian Retail revenue increased due to loan and deposit volume growth, wealth asset growth, higher fee-based revenue in personal and commercial banking, and changes in the fair value of investments supporting claims liabilities, partially offset by lower margins and lower insurance premiums. Wholesale Banking revenue increased primarily due to higher origination activity in debt and equity capital markets and higher fixed income trading revenues, partially offset by lower equity trading and advisory fees. Adjusted revenue for the quarter was $8,726 million, an increase of $630 million, or 8%, compared with the fourth quarter last year.

PCL for the quarter was $548 million, an increase of $39 million, or 8%, compared with the fourth quarter last year. The increase was primarily due to increases in the Canadian Retail and U.S. Retail segments, partially offset by decreases in the Wholesale Banking and Corporate segments. Canadian Retail PCL reflected higher commercial recoveries in the prior year and higher provisions in the auto lending portfolio. U.S. Retail PCL increased primarily due to the unfavourable impact of foreign currency translation, partially offset by lower personal banking PCL primarily related to the release of the South Carolina flooding reserve. Wholesale Banking PCL decreased primarily due to specific provisions in the oil and gas sector in the prior year. Corporate PCL decreased primarily due to provisions for incurred but not identified credit losses in the prior year.

Insurance claims and related expenses for the quarter were $585 million, a decrease of $52 million, or 8%, compared with the fourth quarter last year, reflecting more favourable prior years' claims development, less severe weather conditions and a change in mix of reinsurance contracts, partially offset by unfavourable current year claims experience and changes in the fair value of investments supporting claims liabilities.

Reported non-interest expenses for the quarter were $4,848 million, a decrease of $63 million, or 1%, compared with the fourth quarter last year. The decrease was primarily due to lower expenses in the Corporate segment, partially offset by increases in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. Corporate non-interest expenses decreased due to restructuring charges in the prior year which were reported as an item of note, partially offset by the contribution from an acquisition in the strategic cards portfolio and ongoing investments in enterprise and regulatory projects. Canadian Retail non-interest expenses reflect business growth, higher investment in technology and higher employee-related expenses including revenue-based variable expenses in the wealth business, partially offset by productivity savings. U.S. Retail non-interest expenses increased primarily due to business initiatives including store optimization, volume growth, investments in front line employees, additional charges by the Federal Deposit Insurance Corporation (FDIC), and the unfavourable impact of foreign currency translation, partially offset by productivity savings. Wholesale Banking non-interest expenses increase reflected higher variable compensation and operating expenses. Adjusted non-interest expenses for the quarter were $4,784 million, an increase of $304 million, or 7%, compared with the fourth quarter last year.

The Bank's reported effective tax rate was 20.1% for the quarter, compared with 13.0% in the same quarter last year. The increase was largely due to an increase in taxes associated with the Bank’s insurance business, lower tax-exempt dividend income, and the tax impact associated with the restructuring charges in the same quarter last year. The Bank's adjusted effective tax rate was 20.4% for the quarter, compared with 16.9% in the same quarter last year. The increase was largely due to an increase in taxes associated with the Bank’s insurance business and lower tax-exempt dividend income.

QUARTERLY TREND ANALYSIS

The Bank has had steadily increasing underlying earnings over the past eight quarters reflecting a consistent strategy, organic growth, expense discipline and investments to support future growth. Canadian Retail earnings reflect loan and deposit growth, higher fee based revenue in personal and business banking, wealth asset growth, and lower claims, with moderate expense growth. U.S. Retail earnings reflect loan and deposit growth, higher operating leverage and good credit quality. Wholesale Banking earnings reflect growth in trading revenue, underwriting, and corporate lending volumes. The Bank's quarterly earnings are impacted by seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 13

TABLE 12: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
	2016				2015
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$5,072	$4,924	$4,880	$5,047	$4,887	$4,697	$4,580	$4,560
Non-interest income	3,673	3,777	3,379	3,563	3,160	3,309	3,179	3,054
Total revenue	8,745	8,701	8,259	8,610	8,047	8,006	7,759	7,614
Provision for credit losses	548	556	584	642	509	437	375	362
Insurance claims and related expenses	585	692	530	655	637	600	564	699
Non-interest expenses	4,848	4,640	4,736	4,653	4,911	4,292	4,705	4,165
Provision for (recovery of) income taxes	555	576	466	546	259	502	344	418
Equity in net income of an investment in
TD Ameritrade	94	121	109	109	108	91	88	90
Net income – reported	2,303	2,358	2,052	2,223	1,839	2,266	1,859	2,060
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	60	58	63	65	65	62	65	63
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	(16)	–	51	(41)	(21)	(19)	(15)	–
Impairment of goodwill, non-financial assets,
and other charges	–	–	116	–	–	–	–	–
Restructuring charges	–	–	–	–	243	–	228	–
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	–	–	–	51	–	–	–
Litigation and litigation-related charge(s)/reserve(s)	–	–	–	–	–	(24)	32	–
Total adjustments for items of note	44	58	230	24	338	19	310	63
Net income – adjusted	2,347	2,416	2,282	2,247	2,177	2,285	2,169	2,123
Preferred dividends	43	36	37	25	26	25	24	24
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,304	2,380	2,245	2,222	2,151	2,260	2,145	2,099
Attributable to:
Common shareholders – adjusted	2,275	2,351	2,217	2,193	2,122	2,232	2,117	2,072
Non-controlling interests – adjusted	$29	$29	$28	$29	$29	$28	$28	$27

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.20	$1.24	$1.07	$1.17	$0.96	$1.20	$0.98	$1.09
Adjusted	1.23	1.27	1.20	1.18	1.15	1.21	1.15	1.12
Diluted earnings per share
Reported	1.20	1.24	1.07	1.17	0.96	1.19	0.97	1.09
Adjusted	1.22	1.27	1.20	1.18	1.14	1.20	1.14	1.12
Return on common equity – reported	13.3%	14.1%	12.5%	13.3%	11.4%	14.9%	12.8%	14.6%
Return on common equity – adjusted	13.6	14.5	14.0	13.5	13.5	15.0	15.0	15.1

(billions of Canadian dollars, except as noted)
Average earning assets	$1,031	$989	$969	$975	$958	$925	$906	$862
Net interest margin as a percentage
of average earning assets	1.96%	1.98%	2.05%	2.06%	2.02%	2.01%	2.07%	2.10%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 14

business segment analysis

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following three key business segments:

Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail provides a full range of financial products and services to customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Under the TD Canada Trust brand, personal and small business banking provides a full range of financial products and services to nearly 15 million customers through its network of 1,156 branches, 3,169 automated banking machines, telephone, internet and mobile banking. Commercial Banking serves the needs of medium and large Canadian businesses by offering a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade and day-to-day banking needs. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases through our auto dealer network. The credit card business provides an attractive line-up of credit cards including proprietary, co-branded and affinity credit card programs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients through the direct investing, advice-based and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products in Canada.

U.S. Retail comprises the Bank's retail and commercial banking operations operating under the brand TD Bank, America's Most Convenient Bank®, auto financing services, and wealth management services in the U.S. The retail banking operations provide a full range of financial products and services to nearly 9 million customers through multiple delivery channels, including a network of 1,278 stores located along the east coast from Maine to Florida, mobile and internet banking, automated teller machines (ATM), and telephone. The commercial banking operations serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Auto finance provides financing options to customers at point of sale for automotive vehicle purchases. Wealth management offers a range of wealth products and services to retail and institutional clients. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The results of the Bank's equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in TD Ameritrade, net of income taxes.

Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. Corporate segment comprises of a number of service and control functional groups such as technology solutions, direct channels, marketing, human resources, finance, risk management, compliance, legal, anti-money laundering and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

Ensuring that the Bank stays abreast of emerging trends and developments is vital to maintaining stakeholder confidence in the Bank and addressing the dynamic complexities and challenges from changing demands and expectations of our customers, shareholders, employees, governments, regulators, and the community at large.

Effective fiscal 2016, the presentation of the U.S. strategic cards portfolio revenues, PCL, and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Consolidated Statement of Income.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the "How the Bank Reports" section of this document and Note 30 of the 2016 Consolidated Financial Statements. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "Return on Common Equity" section.

Net interest income within the Wholesale Banking segment is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income including dividends is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment. The TEB adjustment for the year was $312 million, compared with $417 million last year.

As noted in Note 9 of the 2016 Consolidated Financial Statements, the Bank continues to securitize loans and receivables, however under IFRS, the majority of these loans and receivables remain on balance sheet.

The "Business Outlook and Focus for 2017" section for each segment, provided on the following pages, is based on the Bank's views and the assumptions set out in the "Economic Summary and Outlook" section and the actual outcome may be materially different. For more information, refer to the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 15

TABLE 13: RESULTS BY SEGMENT[1]
(millions of Canadian dollars)	Canadian				Wholesale
	Retail		U.S. Retail		Banking		Corporate		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$9,979	$9,781	$7,093	$6,131	$1,685	$2,295	$1,166	$517	$19,923	$18,724
Non-interest income (loss)	10,230	9,904	2,366	2,098	1,345	631	451	69	14,392	12,702
Total revenue	20,209	19,685	9,459	8,229	3,030	2,926	1,617	586	34,315	31,426
Provision for (recovery of) credit losses	1,011	887	744	535	74	18	501	243	2,330	1,683
Insurance claims and related expenses	2,462	2,500	–	–	–	–	–	–	2,462	2,500
Non-interest expenses	8,557	8,407	5,693	5,188	1,739	1,701	2,888	2,777	18,877	18,073
Income (loss) before provision for income taxes	8,179	7,891	3,022	2,506	1,217	1,207	(1,772)	(2,434)	10,646	9,170
Provision for (recovery of) income taxes	2,191	1,953	498	394	297	334	(843)	(1,158)	2,143	1,523
Equity in net income of an investment
in TD Ameritrade	–	–	435	376	–	–	(2)	1	433	377
Net income (loss) – reported	5,988	5,938	2,959	2,488	920	873	(931)	(1,275)	8,936	8,024
Adjustments for items of note, net of
income taxes[2]
Amortization of intangibles	–	–	–	–	–	–	246	255	246	255
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	–	–	–	–	–	–	(6)	(55)	(6)	(55)
Impairment of goodwill, non-financial assets,
and other charges	–	–	–	–	–	–	116	–	116	–
Restructuring charges	–	–	–	–	–	–	–	471	–	471
Charge related to the acquisition in
U.S. strategic cards portfolio and related
integration costs	–	–	–	51	–	–	–	–	–	51
Litigation and litigation-related charge(s)/reserve(s)	–	–	–	8	–	–	–	–	–	8
Total adjustments for items of note	–	–	–	59	–	–	356	671	356	730
Net income (loss) – adjusted	$5,988	$5,938	$2,959	$2,547	$920	$873	$(575)	$(604)	$9,292	$8,754

Average common equity	$14,291	$13,880	$33,687	$31,066	$5,952	$5,755	$11,191	$7,477	$65,121	$58,178
CET1 Capital risk-weighted assets[3]	99,025	106,392	222,995	200,067	67,416	64,950	16,408	10,951	405,844	382,360
1	Certain comparative amounts have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in the first quarter of 2016. For further details, refer to the "Business Focus" section of this document.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
3	Each capital ratio has its own risk weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada's (OSFI)-prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). The scalar for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are 64%, 71%, and 77%, respectively.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 16

ECONOMIC SUMMARY AND OUTLOOK

Wildfires in the Fort McMurray, Alberta area and weak international trade figures resulted in a 1.6% contraction of Canadian economic output (quarter-on-quarter, at annual rates) in the second calendar quarter of 2016. The resumption of activity in the oil and gas sector post-wildfire, alongside a modest improvement in the international trade balance is expected to have resulted in a healthy rebound of economic growth to around 3% in the third quarter. Nevertheless, Canada's overall growth rate for 2016 as a whole is forecast to be a sub-par 1.1%. Beneath the national figures lie diverging regional performances, with healthy growth of close to 3% expected in British Columbia and Ontario. Conversely, although the worst of the downturn appears likely to be over, the oil-producing regions such as Newfoundland and Labrador and Alberta continue to deal with the aftermath of low oil prices – made worse for Alberta by this year's wildfires.

After falling below a 3% rate over the previous year, global growth has been showing signs of firming comfortably within the 3-3.5% range since mid-2016. Nevertheless, there are numerous headwinds at play that should limit any further acceleration in the near term. Economic uncertainty in Europe remains elevated post-Brexit, particularly as the timing of the start of negotiations and the type of trading relationship the United Kingdom will have with the European Union remain highly fluid. Both the Bank of England and the European Central Bank appear likely to maintain their aggressive monetary easing policies over the coming months, with little further stimulus anticipated by year end. The Bank of Japan continues its pursuit of reflation, shifting its focus to targeting the level of 10-year bond yields while attempting to engineer an overshoot of its inflation target. Overall, the easy stance of monetary policy globally should continue to support financial markets and risk appetite. While China remains a key source of world growth, the pace of economic expansion should continue to decelerate into next year, with negative implications for countries within its supply chain such as South Korea, Vietnam, and others.

Economic growth in the United States, which had been weak over the first half of the year, appears to have picked up. Real gross domestic product (GDP) rose 2.9% at annual rates in the July to September 2016 period according to the advance estimate. This follows three quarters in which economic activity expanded by just 1% on average. Growth in the most recent period was wide-spread across major categories, although residential investment contracted for a second straight quarter. Higher frequency indicators, such as hiring and wage growth continue to point to a healthy economy. The post-election stabilization in financial markets and rising measures of inflation compensation should provide further support for the Federal Reserve to raise its policy interest rate by 25 bps on December 14, 2016.

Looking forward, U.S. consumer spending is expected to continue to outpace overall economic growth in coming quarters, supported by a healthy labour market. Residential construction is forecast to return to positive growth, helping drive economic activity. Healthy demand and a lack of inventory, as well as an improvement in recent data all suggest that the recent pull-back in the sector has come to an end.

The U.S. 2016 election results have shifted market expectations towards larger budget deficits, higher inflation, and increased monetary tightening by the Federal Reserve. Bond yields have risen markedly as a result, as has the U.S. dollar. However, there remains a high degree of uncertainty at present regarding the size and composition of any potential fiscal stimulus. As a result, there is some downside risk to the U.S. economy resulting from the twin headwinds of higher bond yields and a stronger dollar, absent a fiscal offset.

The key economic theme in Canada remains the complex adjustment process resulting from the marked declines in commodity prices since 2014. The wildfires in Fort McMurray exerted an additional drag, although the effect appears to have already largely dissipated. Business investment is thought to have finished contracting, but meaningful growth is not expected until early 2018, as oil prices remain unsupportive of further investment and manufacturing sales growth remains weak.

As the economic adjustment process continues, external demand for Canadian goods and services should provide some relief. Following a disappointing performance in early 2016, export volumes have recovered somewhat. Continued U.S. growth should provide support to Canadian exports going forward.

The real estate sector has been a key driver of economic growth in Canada, supported by a low interest rate environment and gains in home prices. Growth is expected to remain strong in 2016, but momentum is projected to ease significantly as the impact of past interest rate decreases fade and a number of recently-implemented tax and regulatory changes act to ease demand. While a correction is expected, it will likely be modest in scope in light of continued low interest rates and a stable unemployment rate.

Government spending is also expected to provide a boost to growth over the second half of calendar 2016 and throughout 2017. Although the impact of the Canada Child Benefit on consumer spending appears modest, significant infrastructure spending is poised to lift Canada's real GDP growth rate in 2017 by as much as 0.3 percentage points. Newly-announced measures by the federal government in its recent Fall Update, including a "Canada Infrastructure Bank" as well as a new global skills strategy could provide some additional economic stimulus over the medium-to-longer term.

Against the backdrop of modest economic growth and a labour market that is expected to generate only modest employment gains, inflationary pressures are likely to remain in line with the Bank of Canada's renewed target of 2%. Although overall inflation is currently below this target, the impacts of past energy price declines are fading, while import prices are rising. As a result, we expect inflation to converge back towards the central bank's target by the middle of the 2017 calendar year.

Given the muted inflationary pressures, the Bank of Canada is expected to maintain its policy rate at 0.50% through the end of 2018. This is consistent with the Bank of Canada's most recent forecast, which showed that a degree of economic slack would persist until the middle of the 2018 calendar year.

There are a number of important risks that may push the Canadian economy off course. Should U.S. demand disappoint, Canadian export growth is likely to follow suit, removing an important source of growth. While focused on Mexico and China, protectionist sentiment may impact Canadian exports, and by extension business investment. A renegotiated North American Free Trade Agreement may also see a reduction of trade access, permanently slowing economic growth. A string of upcoming elections in the euro area may result in increased global uncertainty and volatility. Domestically, high household debt levels may precipitate a consumer deleveraging cycle. With the consumer accounting for more than half of economic activity, a sharp slowdown in personal consumption growth will have a deleterious effect on the economy as a whole. Similarly, a moderation in housing activity, whether driven by weakened affordability or a stronger than expected impact of recent regulatory changes, would remove what has been a key driver of growth in recent quarters.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 17

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail provides a full range of financial products and services to nearly 15 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 14: REVENUE – Reported
(millions of Canadian dollars)	2016	2015	2014
Personal banking	$10,157	$9,993	$9,600
Business banking	2,454	2,323	2,284
Wealth	3,640	3,436	3,226
Insurance	3,958	3,933	4,051
Total	$20,209	$19,685	$19,161

Business Highlights

•	Record reported earnings of $5,988 million.
•	Continued to focus on customer service and convenience by optimizing our branch network, and investing in our digital channel experience, including mobile and online banking.
•	Recognized as an industry leader in customer service excellence with distinctions that included the following:
-	Retained the #1 spot in "Customer Service Excellence"[2,3] among the Big 5 Canadian Banks for the twelfth consecutive year according to Ipsos, a global market research firm;
-	Won the "Online Banking Excellence"[2,4] award among the Big 5 Canadian Banks for the twelfth consecutive year according to Ipsos; and
-	Won the "Mobile Banking Excellence"[2,5] award among the Big 5 Canadian Banks for the fourth consecutive year according to Ipsos.
•	Ranked first in Canadian mobile banking with the highest number of mobile unique visitors according to Comscore[6].
•	Continued to generate strong volume growth across key businesses:
-	Record total originations in real estate secured lending;
-	Personal Banking recorded strong chequing and savings deposit volume growth of 9.5%;
-	Business Banking generated strong loan volume growth of 10.5%;
-	TD Auto Finance Canada had record originations in Canada;
-	TD Asset Management (TDAM), the manager of TD Mutual Funds, accumulated record assets under management; and
-	TD Wealth Private Investment Advice had record net asset acquisition and record assets under administration.

2	Ipsos 2016 Best Banking Awards are based on full year Customer Service Index (CSI) survey results. Sample size for the total 2016 CSI program year ended with the August 2016 survey wave was 47,305 completed surveys yielding 67,678 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Banks.
3	TD Canada Trust achieved leadership in banking excellence in the following channels in the 2016 Ipsos Best Banking Awards: Automated Teller Machine, Online and Mobile.
4	TD Canada Trust won the Online Banking Excellence award among the Big 5 Canadian Banks in the proprietary Ipsos 2006-2016 Best Banking StudiesSM.
5	TD Canada Trust won the Mobile Banking Excellence award among the Big 5 Canadian Banks in the proprietary Ipsos 2013-2016 Best Banking StudiesSM. The award was introduced in 2013.
6	Comscore reporting as of August 30, 2016. TD had the highest number of mobile unique visitors accessing financial services over the past 3 months, over the full year-to-date, and over the third quarter of 2016.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 18

•	TD Insurance remained the largest direct distribution insurer[7] and leader in the affinity market[7] in Canada.
•	TD has maintained strong Canadian market share[8] in key products:
-	#1 in personal deposit and credit card market share;
-	#2 in real estate secured lending and personal loan market share;
-	#2 in Business Banking deposit and loan market share; and
-	#1 in Direct Investing by asset, trades, and revenue market share.

CHALLENGES IN 2016

•	Continued low interest rate environment contributed to lower margins.
•	Fierce competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Challenging credit conditions, including increased credit losses primarily in oil-impacted regions.

INDUSTRY PROFILE

The personal and business banking environment in Canada is very competitive among the major banks as well as some strong regional players and non-bank competitors. The intense competition makes it difficult to achieve market share gains and distinctive competitive advantage over the long term. Continued success depends upon delivering outstanding customer service and convenience, maintaining disciplined risk management practices, and prudent expense management. Business growth in the fiercely competitive wealth management industry depends on the ability to differentiate on client experience by providing the right products, services, tools and solutions to serve our clients' needs. Insurance operates in both the Canadian property and casualty insurance, and the life and health insurance industries. The property and casualty insurance industry in Canada is a fragmented and competitive market, consisting of both personal and commercial lines writers, whereas the life and health insurance industry is made up of several larger competitors.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Consistently deliver legendary customer experiences and provide trusted advice to help our customers achieve their goals and aspirations.
•	Be recognized as an extraordinary place to work by embracing diversity and inclusion and helping all our colleagues achieve their full potential.
•	Deliver organic growth by deepening relationships and focusing on underrepresented products and markets.
•	Innovate with purpose for our customers and colleagues, simplifying to make it easier to get things done.
•	Execute with speed and impact, taking only those risks we can understand and manage.
•	Improve the well-being of our communities.

TABLE 15: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	2016	2015	2014
Net interest income	$9,979	$9,781	$9,538
Non-interest income	10,230	9,904	9,623
Total revenue	20,209	19,685	19,161
Provision for credit losses	1,011	887	946
Insurance claims and related expenses	2,462	2,500	2,833
Non-interest expenses – reported	8,557	8,407	8,438
Non-interest expenses – adjusted	8,557	8,407	8,091
Net income – reported	5,988	5,938	5,234
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition of the
credit card portfolio of MBNA Canada	–	–	125
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts	–	–	131
Net income – adjusted	$5,988	$5,938	$5,490

Selected volumes and ratios
Return on common equity – reported[2]	41.9%	42.8%	41.7%
Return on common equity – adjusted[2]	41.9	42.8	43.7
Margin on average earning assets (including securitized assets)	2.78	2.87	2.95
Efficiency ratio – reported	42.3	42.7	44.0
Efficiency ratio – adjusted	42.3	42.7	42.2
Assets under administration (billions of Canadian dollars)	$345	$310	$293
Assets under management (billions of Canadian dollars)	268	245	227
Number of Canadian retail branches	1,156	1,165	1,165
Average number of full-time equivalent staff	38,575	39,218	39,389
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
2	Capital allocated to the business segments was based on 8% CET1 Capital in fiscal 2014 and 9% in fiscal 2015 and 2016.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail net income for the year was $5,988 million, an increase of $50 million, or 1%, compared with last year. The increase in earnings reflected revenue growth and lower insurance claims, partially offset by the impact of a higher effective tax rate, higher non-interest expenses, and higher PCL. The ROE for the year was 41.9%, compared with 42.8% last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth and insurance businesses. Revenue for the year was $20,209 million, an increase of $524 million, or 3%, compared with last year. Net interest income increased $198 million, or 2%, reflecting loan and deposit volume growth, partially offset by lower margins. Non-interest income increased $326 million, or 3%, reflecting wealth asset growth and higher

7	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, Insurers, Insurance Bureau of Canada and Provincial Regulators, as at December 31, 2015.
8	Market share ranking is based on most current data available from OSFI for Personal Deposits and Loans as at August 2016, public financial disclosures for average credit card balances as at June 2016, from the Canadian Bankers Association for Real Estate Secured Lending as at June 2016 and Business Deposits and Loans as at March 2016, and from Investor Economics for Direct Investing asset, trades and revenue metrics as at June 2016.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 19

personal and business banking fee-based revenue. Margin on average earning assets was 2.78%, a 9 bps decrease, reflecting the low rate environment and competitive pricing.

Average loan volumes increased $19 billion, or 5%, compared with last year, comprised of 4% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $19 billion, or 7%, compared with last year, comprised of 6% growth in personal deposit volumes, 7% growth in business deposit volumes and 14% growth in wealth deposit volumes.

Assets under administration (AUA) were $345 billion as at October 31, 2016, an increase of $35 billion, or 11%, and assets under management (AUM) were $268 billion as at October 31, 2016, an increase of $23 billion, or 9%, compared with last year, both reflecting new asset growth and increases in market value.

PCL for the year was $1,011 million, an increase of $124 million, or 14% compared with last year. Personal banking PCL was $970 million, an increase of $115 million, or 13%, reflecting higher provisions in the auto lending portfolio. Business banking PCL was $41 million, an increase of $9 million. Annualized PCL as a percentage of credit volume was 0.28%, or an increase of 2 bps, compared with last year. Net impaired loans were $705 million, a decrease of $10 million, or 1%, compared with last year.

Insurance claims and related expenses for the year were $2,462 million, a decrease of $38 million, or 2%, compared with last year, reflecting more favourable prior years' claims development, partially offset by more severe weather conditions and a change in mix of reinsurance contracts.

Non-interest expenses for the year were $8,557 million, an increase of $150 million, or 2%, compared with last year. The increase reflected business growth, higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology, partially offset by productivity savings.

The efficiency ratio was 42.3%, compared with 42.7% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing, savings and investment products to retail clients across Canada.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail clients across Canada.
•	Credit Cards and Merchant Solutions – offers a range of credit card products including proprietary, co-branded and affinity credit card programs.
•	Auto Finance – offers retail automotive and recreational vehicle financing through an extensive network of dealers across Canada.

Business Banking

•	Commercial Banking – serves the needs of Canadian businesses across a wide range of industries.
•	Small Business Banking – offers a wide range of financial products and services to small businesses across Canada.

Wealth

•	Direct Investing – offers a comprehensive product and service offering to self-directed retail investors.
•	Advice-based business – offers financial planning and private wealth services to help clients protect, grow and transition their wealth. The advice-based wealth business has a strong partnership with the Canadian personal and commercial banking businesses.
•	Asset Management – TDAM is a leading investment manager with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. TDAM's institutional investment business has a leading market share in Canada and includes clients of some of the largest pension funds, endowments, and corporations in Canada. All asset management units work in close partnership with other TD businesses, including the advice-based wealth business and retail banking, to align products and services to ensure a legendary client experience.

Insurance

•	Property and Casualty – TD is the largest direct distribution insurer[9] and the fourth largest personal insurer[9] in Canada. It is also the national leader in the affinity market[9] offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other customers, through direct channels.
•	Life and Health – offers credit protection and travel insurance products mostly distributed through TD Canada Trust branches. Other simple life and health insurance products and credit card balance protection are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2017

The Canadian Retail business will remain focused on delivering legendary customer service and convenience across all channels and deepening client relationships. We anticipate ongoing regulatory pressures and expect another year of moderate earnings growth due to the challenging operating environment. Over the next year, we expect moderate pressure on margins due to the impact of the sustained low interest rate environment and competitive pricing in the market. We expect the personal loan growth rate to be in-line with current year levels. Business lending is forecasted to remain strong as we maintain our focus on winning market share. Wealth asset acquisition is expected to be strong; however, benefits from market appreciation next year are subject to capital markets performance. Insurance results will continue to depend upon, among other things, the frequency and severity of weather-related events, as well as the impact of regulatory reforms and legislative changes. We expect an increase in credit losses for 2017 driven by volume growth. We will maintain our disciplined approach to expense management while making necessary investments in our business and infrastructure.

Our key priorities for 2017 are as follows:

•	Continue to deliver legendary customer experiences while building on our lead in digital engagement to enable omni-channel experiences.
•	Deliver organic growth by deepening relationships and focusing on underrepresented products and markets.
•	Accelerate our growth in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management.
•	Continue to invest in our insurance products and services, ensuring that they are competitive, easy to understand and provide the protection our clients need.
•	Keep our focus on productivity and simplify key processes to enhance customer experience, employee satisfaction, and shareholder value.
•	Continue to be an extraordinary place to work.

9	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, Insurers, Insurance Bureau of Canada and Provincial Regulators, as at December 31, 2015.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 20

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America's Most Convenient Bank®, the U.S. Retail Bank offers a full range of financial products and services to nearly 9 million customers in the bank's U.S. personal and business banking operations, including wealth management services. U.S. Retail includes an equity investment in TD Ameritrade; it also refers mass affluent clients to TD Ameritrade for their direct investing needs.

TABLE 16: REVENUE – Reported[1,2]
(millions of dollars)	Canadian dollars			U.S. dollars
	2016	2015	2014	2016	2015	2014
Personal Banking	$5,153	$4,354	$3,652	$3,884	$3,498	$3,350
Business Banking	3,173	2,804	2,418	2,391	2,253	2,218
Wealth	455	411	331	343	330	303
Other[3]	678	660	764	512	533	701
Total	$9,459	$8,229	$7,165	$7,130	$6,614	$6,572
1	Certain comparative amounts have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in fiscal 2016. For further details, refer to the "Business Focus" section of this document.
2	Certain comparative periods have been reclassified to reflect internal allocation methodology changes.
3	Other revenue consists primarily of revenue from investing activities.

BUSINESS HIGHLIGHTS

•	Record reported earnings of US$2,234 million, up 11% compared with last year.
•	Continued to provide legendary customer service and convenience:
-	Won the 2016 J.D. Power U.S. Retail Banking Satisfaction Award for the Florida Region[10]; and
-	Named to DiversityInc.'s Top 50 Companies in the U.S. for diversity for the fourth year in a row.
•	Outperformed our peers in loan and deposit growth, as well as household acquisition.
•	Deepened the relationship with new and existing customers.
•	Continued to invest in digital and in our omni-channel experience.
•	Announced agreement to acquire Scottrade Bank[11].

CHALLENGES IN 2016

•	The competitive lending landscape continued to impact loan margins.
•	Continuously challenging environment for residential real estate related lending.
•	Normalizing credit conditions resulted in a moderate earnings headwind.
•	Competition for new and existing customers from both U.S. banks and non-bank competitors remained fierce.
•	Continuously evolving regulatory and legislative environment.

10	TD Bank, N.A. received the highest numerical score among retail banks in Florida in the J.D. Power 2016 Retail Banking Satisfaction Study, based on 76,233 responses from 10 banks, measuring opinions of consumers with their primary banking provider, surveyed April 2015-February 2016. Your experiences may vary. Visit www.jdpower.com.
11	Acquisition is subject to the satisfaction of closing conditions, including obtaining regulatory approvals.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 21

INDUSTRY PROFILE

The U.S. consumer and commercial banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. Traditional competitors have embraced new technologies and strengthened their focus on the customer experience. Non-traditional competitors (such as Fintech) have continued to gain momentum and are increasingly collaborating with banks to evolve customer products and experience. The wealth management industry is also competitive and includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The keys to profitability are attracting and retaining customer relationships with legendary service and convenience, offering products that meet customers’ evolving needs, managing expenses, and disciplined risk management.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Deliver legendary omni-channel service and convenience.
•	Grow and deepen customer relationships.
•	Leverage our differentiated brand as the "human" bank.
•	Deliver productivity initiatives that enhance both the employee and customer experience.
•	Maintain our conservative risk appetite.
•	Build upon our unique employee culture.

TABLE 17: U.S. RETAIL[1]
(millions of dollars, except as noted)
Canadian Dollars	2016	2015	2014
U.S. Retail Bank net income – reported[2]	$2,524	$2,112	$1,805
U.S. Retail Bank net income – adjusted[2]	2,524	2,171	1,805
Equity in net income of an investment in TD Ameritrade	435	376	305
Net income – adjusted	$2,959	$2,547	$2,110
Net income – reported	2,959	2,488	2,110

U.S. Dollars
Net interest income	$5,346	$4,925	$4,749
Non-interest income	1,784	1,689	1,823
Total revenue – reported	7,130	6,614	6,572
Total revenue – adjusted	7,130	6,670	6,572
Provision for credit losses	559	430	401
Non-interest expenses – reported	4,289	4,165	4,136
Non-interest expenses – adjusted	4,289	4,146	4,136
U.S. Retail Bank net income – reported[2]	1,906	1,701	1,657
Adjustments for items of note, net of income taxes[3]
Charge related to the acquisition in U.S. strategic cards
portfolio and related integration costs	–	39	–
Litigation and litigation-related charge(s)/reserve(s)	–	7	–
U.S. Retail Bank net income – adjusted[2]	1,906	1,747	1,657
Equity in net income of an investment in TD Ameritrade	328	306	281
Net income – adjusted	$2,234	$2,053	$1,938
Net income – reported	2,234	2,007	1,938

Selected volumes and ratios
Return on common equity – reported[4]	8.8%	8.0%	8.4%
Return on common equity – adjusted[4]	8.8	8.2	8.4
Margin on average earning assets[5]	3.12	3.12	3.20
Efficiency ratio – reported	60.2	63.0	63.0
Efficiency ratio – adjusted	60.2	62.2	63.0
Assets under administration (billions of U.S. dollars)	$13	$12	$12
Assets under management (billions of U.S. dollars)[6]	63	77	59
Number of U.S. retail stores	1,278	1,298	1,318
Average number of full-time equivalent staff	25,732	25,647	26,074
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation, which includes only the Bank's agreed portion of revenue, PCL, and expenses for the U.S. strategic cards portfolio and was adopted in fiscal 2016. For further details, refer to the "Business Focus" section of this document.
2	Before the equity in net income of the Bank's investment in TD Ameritrade.
3	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
4	Capital allocated to the business segments was based on 8% CET1 Capital in fiscal 2014 and 9% in fiscal 2015 and 2016.
5	The margin on average earning assets excludes the impact related to the TD Ameritrade IDA and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.
6	On August 30, 2016, a sub-advisory agreement with respect to $14 billion in assets was terminated, of which $3 billion were withdrawn before October 31, 2016 with the remainder to be completed by December 8, 2016. The revenue and net income associated with the terminated sub-advisory agreement is not significant to the Wealth business in U.S. Retail.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail net income for the year was $2,959 million (US$2,234 million), which included net income of $2,524 million (US$1,906 million) from the U.S. Retail Bank and $435 million (US$328 million) from TD's investment in TD Ameritrade. U.S. Retail reported earnings increased US$227 million, or 11%, compared with last year, while adjusted earnings increased US$181 million, or 9%. U.S. Retail Canadian dollar earnings benefited from a strengthening of the U.S. dollar with reported earnings up $471 million, or 19%, and adjusted earnings up $412 million, or 16%. The reported and adjusted ROE for the year was 8.8%, compared with 8.0% and 8.2%, respectively, last year.

The contribution from TD Ameritrade of US$328 million increased US$22 million, or 7%, compared with last year, primarily due to increased asset-based revenue and favourable tax items, partially offset by higher operating expenses and decreased trading volumes.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 22

U.S. Retail Bank reported net income for the year was US$1,906 million, an increase of US$205 million, or 12%, compared with last year, primarily due to higher loan and deposit volumes, positive operating leverage, and the positive impact from an acquisition in the strategic cards portfolio, partially offset by higher PCL. U.S. Retail Bank adjusted net income increased US$159 million, or 9%.

U.S. Retail Bank revenue is derived from personal and business banking, wealth management services, and investments. Revenue for the year was US$7,130 million. Reported revenue increased US$516 million, or 8%, compared with last year, while adjusted revenue was up US$460 million, or 7%. Net interest income increased US$421 million, or 9%, primarily reflecting higher loan and deposit volumes, the benefit of the December 2015 Fed rate increase (the "rate increase") and the benefit of an acquisition in the strategic cards portfolio. Margin on average earning assets was 3.12%, or flat compared with last year, primarily due to higher deposit margins, the rate increase, and favourable balance sheet mix, offset by lower loan margins. Reported non-interest income increased US$95 million, or 6%, primarily reflecting fee income growth in personal banking, and the positive impact from an acquisition in the strategic cards portfolio, offset by a change in time order posting of customer transactions and unfavourable hedging impact. Adjusted non-interest income increased US$39 million, or 2%.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with last year, due to growth in business and personal loans of 17% and 4%, respectively. Average deposit volumes increased US$19 billion, or 9%, reflecting 7% growth in business deposit volumes, 8% growth in personal deposit volumes and an 11% increase in sweep deposit volume from TD Ameritrade.

AUA were US$13 billion as at October 31, 2016, an increase of 11%, compared with last year, primarily due to an increase in private banking balances. AUM were US$63 billion as at October 31, 2016, a decrease of 17%, primarily due to net outflows from institutional accounts.

PCL was US$559 million, an increase of US$129 million, or 30%, compared with last year. Personal banking PCL was US$390 million, an increase of US$25 million, or 7%, primarily due to higher provisions for auto loans and credit cards, partially offset by release of South Carolina flooding reserve, as well as improvements on residential mortgages and home equity loans. Business banking PCL was US$165 million, an increase of US$71 million, primarily due to commercial loan volume growth and an allowance increase reflecting the current economic environment, partially offset by release of South Carolina flooding reserve. PCL associated with debt securities classified as loans was US$4 million, an increase of US$33 million, due to a recovery last year. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.39%, an increase of 4 bps. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.5 billion, an increase of US$10 million, or 1%. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.0% as at October 31, 2016, a decrease of 8 bps compared with last year. Net impaired debt securities classified as loans were US$641 million, a decrease of US$157 million, or 20%.

Non-interest expenses for the year were US$4,289 million. Reported non-interest expenses increased US$124 million, or 3%, compared with last year, primarily due to business initiatives, volume growth, and investments in front line employees, partially offset by productivity savings. Adjusted non-interest expenses increased US$143 million, or 3%.

The reported and adjusted efficiency ratios for the year were 60.2%, compared with 63.0% and 62.2%, respectively, last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•	Credit Cards Services – offers TD branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through nationwide, retail partnerships to provide credit card products to their U.S. customers. This portfolio includes Target and Nordstrom.
•	Auto Finance – offers dealer floorplan financing and indirect retail automotive financing through a network of auto dealers throughout the U.S.

Business Banking

•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.
•	Small Business Banking – offers a range of financial products and services to small businesses.

Wealth

•	Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients. The advice-based business is integrated with the U.S. personal and commercial banking businesses.
•	Asset Management – the U.S. asset management business is comprised of the U.S. arm of TDAM's institutional investment business and Epoch Investment Partners Inc.

BUSINESS OUTLOOK AND FOCUS FOR 2017

The U.S. Retail business will remain focused on acquiring customers, deepening client relationships, and enhancing productivity. We anticipate the operating environment to remain challenging, characterized by modest economic growth, ongoing regulatory pressures, and fierce competition. We expect good loan and deposit growth and improving net interest margin. Credit losses are expected to increase in 2017, reflecting volume growth and normalizing credit conditions. We will continue to maintain a disciplined expense management approach as the benefits from on-going productivity initiatives are expected to partially fund strategic business investments. This will help generate positive operating leverage for the year.

Our key priorities for 2017 are as follows:

•	Outgrow our competitors by acquiring more customers and deepening relationships.
•	Advance our omni-channel strategy, including making key strategic investments in digital capabilities.
•	Enhance the customer and employee experience.
•	Continue to meet heightened regulatory expectations.
•	Drive productivity initiatives across the Bank.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2016 Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 23

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services to corporate, government, and institutional clients in key global financial centres.

TABLE 18: REVENUE
(millions of Canadian dollars)	2016	2015	2014
Investment banking and capital markets	$2,410	$2,334	$2,170
Corporate banking	620	592	510
Total	$3,030	$2,926	$2,680

BUSINESS HIGHLIGHTS

•	Earnings of $920 million and an ROE of 15.5%.
•	Higher revenue, reflecting a strengthening franchise in Canada and growth in the U.S.
•	Notable deals in the year:
-	Joint book-runner on TransCanada Corporation’s $4.2 billion equity underwriting – the largest ever bought deal in Canada
-	Lead book-runner on Suncor Energy's $2.5 billion equity underwriting
-	Joint book-runner on Aritzia Inc.'s $460 million initial public offering (IPO) – the largest Canadian IPO of the year
•	Signed an agreement to acquire Albert Fried & Company – a New York-based broker-dealer with services and capabilities including self-clearing, securities lending, and a prime brokerage technology platform in its final stages of development[12].
•	Ranked #1 overall in Thomson Reuters' Analyst Awards for equity research[13].
•	Maintained a top-three dealer status in Canada (for the nine-month period ended September 30, 2016)[14]:
-	#1 in equity options block trading;
-	#1 in equity underwriting;
-	#2 in equity block trading;
-	#2 in government debt and corporate debt underwriting; and
-	#3 in Canadian syndicated loans (on a rolling twelve-month basis).
•	Continued investment in our infrastructure model to be more efficient and agile and meet regulatory changes.

12	Acquisition is subject to the satisfaction of closing conditions, including obtaining regulatory approvals.
13	The Thomson Reuters Analyst Awards are recognized as the gold standard in objective measurement of sell-side analyst performance. The awards recognize the world's top individual sell-side analysts and sell-side firms. They measure the performance of sell-side analysts based on the returns of their buy/sell recommendations relative to industry benchmarks, and the accuracy of their earnings estimates in 16 regions across the globe. TD Securities ranking is based on receiving the highest number of equity research awards in 2016.
14	Equity options block trading and equity block trading: block trades by value on all Canadian exchanges, Source: IRESS. Equity underwriting, Source: Bloomberg. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg; Canadian syndicated loans: deal volume awarded proportionately to the Lead Arrangers. Source: Bloomberg. Rankings reflect TD Securities' position among Canadian peers.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 24

CHALLENGES IN 2016

•	Sustained low interest rate environment and uncertainty over the timing of rate increases.
•	Global fiscal and political environment contributed to investor uncertainty.
•	Low energy prices resulted in increased specific provisions for credit losses in the oil and gas sector.
•	Regulatory changes continued to have an impact on TD Securities' businesses.

INDUSTRY PROFILE

The wholesale banking sector is a mature, highly competitive market with competition arising from banks, large global investment firms, and independent niche dealers. Wholesale banking provides services to government, corporate and institutional clients. Products include capital markets services, investment banking, and corporate banking. Regulatory requirements for wholesale banking businesses have continued to evolve, impacting strategy and returns for the sector. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and to preserve capital. Competition is expected to remain intense for transactions with high quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well-positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

•	Expand our client franchise through organic growth.
•	Provide superior advice and execution to meet clients' needs.
•	Strengthen our position as a top investment dealer in Canada.
•	Grow our U.S. franchise.
•	Leverage our enterprise partners.
•	Maintain a prudent risk profile by focusing on high quality clients, counterparties, and products.
•	Adapt to rapid industry and regulatory changes.
•	Be an extraordinary and inclusive place to work by attracting, developing, and retaining top talent.

TABLE 19: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	2016	2015	2014
Net interest income (TEB)	$1,685	$2,295	$2,210
Non-interest income	1,345	631	470
Total revenue	3,030	2,926	2,680
Provision for credit losses[1]	74	18	11
Non-interest expenses	1,739	1,701	1,589
Net income	$920	$873	$813
Selected volumes and ratios
Trading-related revenue	$1,636	$1,545	$1,394
Gross drawn (billions of Canadian dollars)[2]	20.7	16.1	12.2
Return on common equity[3]	15.5%	15.2%	17.5%
Efficiency ratio	57.4	58.1	59.3
Average number of full-time equivalent staff	3,766	3,748	3,654
1	PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. Refer to Note 30 for further details.
2	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and reserves for the corporate lending business.
3	Capital allocated to the business segments was based on 8% CET1 Capital in fiscal 2014 and 9% in fiscal 2015 and 2016.

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $920 million, an increase of $47 million, or 5%, compared with the prior year. The increase in earnings was due to higher revenue and a lower effective tax rate, partially offset by higher PCL, and higher non-interest expenses. The ROE for the year was 15.5%, compared with 15.2% in the prior year.

Revenue for the year was $3,030 million, an increase of $104 million, or 4%, compared with the prior year, reflecting higher origination activity in debt and equity capital markets, higher corporate lending fees and higher fixed income and foreign exchange trading, partially offset by lower equity trading. Net interest income decreased $610 million or 27%, reflecting higher funding costs and lower dividends. Non-interest income increased $714 million reflecting higher trading and fees.

PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. PCL for the year was $74 million, an increase of $56 million compared with the prior year reflecting higher specific provisions in the oil and gas sector.

Non-interest expenses for the year were $1,739 million, an increase of $38 million, or 2%, compared with the prior year reflecting higher variable compensation and the unfavourable impact of foreign exchange translation, partially offset by productivity savings.

KEY PRODUCT GROUPS

Investment Banking and Capital Markets

•	Includes advisory, underwriting, trading, facilitation, and trade execution services.

Corporate Banking

•	Includes corporate lending, trade finance, and cash management services.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 25

BUSINESS OUTLOOK AND FOCUS FOR 2017

We are cautiously optimistic about improved capital markets activity in 2017. However, we remain watchful of market sentiment as a combination of global market events, uncertainty over the outlook for interest rates and energy markets, increased competition, and evolving capital and regulatory requirements that will continue to impact our business. While these factors will likely affect corporate and investor sentiment in the near term, we believe our diversified, integrated, client-focused business model will continue to deliver solid results and grow our North American franchise. We remain focused on growing and deepening client relationships in Canada and the U.S., being a valued counterparty, and managing our risks, capital, and productivity in 2017.

Our key priorities for 2017 are as follows:

•	Deepen client relationships.
•	Continue to be a top ranked investment dealer in Canada.
•	Grow our U.S. franchise in partnership with U.S. Retail.
•	Expand our products and services in the U.S.
•	Invest in an efficient and agile infrastructure to support growth and adapt to industry and regulatory changes.
•	Maintain our focus on productivity.
•	Continue to be an extraordinary place to work.

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment comprises of a number of service and control functional groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

TABLE 20: CORPORATE
(millions of Canadian dollars)	2016	2015	2014
Net income (loss) – reported	$(931)	$(1,275)	$(274)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	246	255	246
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(6)	(55)	(43)
Impairment of goodwill, non-financial assets, and other charges	116	–	–
Restructuring charges	–	471	–
Impact of Alberta flood on the loan portfolio	–	–	(19)
Gain on sale of TD Waterhouse Institutional Services	–	–	(196)
Total adjustments for items of note	356	671	(12)
Net income (loss) – adjusted	$(575)	$(604)	$(286)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(836)	$(734)	$(727)
Other	146	18	334
Non-controlling interests	115	112	107
Net income (loss) – adjusted	$(575)	$(604)	$(286)

Selected volumes
Average number of full-time equivalent staff	13,160	12,870	12,020

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Corporate segment results include unallocated revenue and expenses, the impact of treasury and balance sheet management activities, provisions for incurred but not identified losses related to the Canadian Retail and Wholesale loan portfolios, tax items at an enterprise level, and intercompany adjustments such as elimination of taxable equivalent basis and the retailer program partners' share relating to the U.S. strategic cards portfolio.

The Corporate segment reported net loss for the year was $931 million, compared with a reported net loss of $1,275 million last year. The year-over-year decrease in reported net loss was attributable to restructuring charges of $471 million after tax in the prior year and higher contribution from Other items in the current year, partially offset by impairment of goodwill, non-financial assets, and other charges of $116 million after tax, an increase in net corporate expenses, and lower gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the current year. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities and favourable impact of tax items, partially offset by higher provisions for incurred but not identified credit losses. Net corporate expenses increased primarily due to ongoing investments in enterprise and regulatory projects. The adjusted net loss for the year was $575 million, compared with an adjusted net loss of $604 million last year.

BUSINESS OUTLOOK AND FOCUS FOR 2017

As part of Corporate segment's mandate, we will continue to focus on enterprise and regulatory initiatives and effectively manage the Bank’s capital and investment positions, interest rate, liquidity, funding and the market risks of TD’s non-trading banking activities. We continue to address the complexities and challenges from changing demands and expectations of our customers, shareholders, employees, governments, regulators, and the community at large. We maintain constant focus on the design, development, and implementation of processes, systems, and technologies to ensure that the Bank's key businesses operate efficiently, reliably, and in compliance with all applicable regulatory requirements.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 26

2015 financial results overview

Summary of 2015 Performance

TABLE 21: REVIEW OF 2015 FINANCIAL PERFORMANCE[1]
(millions of Canadian dollars)	Canadian	U.S.	Wholesale
	Retail	Retail	Banking	Corporate	Total
Net interest income	$9,781	$6,131	$2,295	$517	$18,724
Non-interest income	9,904	2,098	631	69	12,702
Total revenue	19,685	8,229	2,926	586	31,426
Provision for (recovery of) credit losses	887	535	18	243	1,683
Insurance claims and related expenses	2,500	–	–	–	2,500
Non-interest expenses	8,407	5,188	1,701	2,777	18,073
Net income (loss) before provision for income taxes	7,891	2,506	1,207	(2,434)	9,170
Provision for (recovery of) income taxes	1,953	394	334	(1,158)	1,523
Equity in net income of an investment in TD Ameritrade	–	376	–	1	377
Net income (loss) – reported	5,938	2,488	873	(1,275)	8,024
Adjustments for items of note, net of income taxes	–	59	–	671	730
Net income (loss) – adjusted	$5,938	$2,547	$873	$(604)	$8,754
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in fiscal 2016. For further details, refer to the "Business Focus" section of this document.

NET INTEREST INCOME

Net interest income for the year was $18,724 million, an increase of $1,140 million, or 6%, compared with last year. The increase in net interest income was primarily driven by increases in the U.S. Retail, Canadian Retail, and Wholesale Banking segments, partially offset by a decline in the Corporate segment. U.S. Retail net interest income increased primarily due to strong organic loan and deposit growth, higher fee revenue, the benefit of an acquisition in the strategic cards portfolio, and the impact of foreign currency translation, partially offset by net margin compression and lower accretion. Canadian Retail net interest income increased primarily due to good loan and deposit volume growth and the full year impact of Aeroplan, partially offset by lower margins. Wholesale Banking net interest income increased primarily due to higher trading-related revenue and strong corporate lending growth. Corporate segment net interest income decreased primarily due to lower revenue from treasury and balance sheet management activities, partially offset by the contribution from an acquisition in the strategic cards portfolio.

NON-INTEREST INCOME

Non-interest income for the year on a reported basis was $12,702 million, an increase of $325 million, or 3%, compared with last year. The increase in reported non-interest income was primarily driven by increases in the Canadian Retail, Wholesale Banking, and U.S. Retail segments, partially offset by a decline in the Corporate segment. Canadian Retail non-interest income increased primarily due to wealth asset growth, higher personal and business banking fee-based revenue, and insurance premiums, partially offset by the impact of a change in mix of reinsurance contracts. Wholesale Banking non-interest income increased primarily due to strong debt underwriting fees and corporate lending growth. U.S. Retail non-interest income increased primarily due to higher fee revenue, the benefit of an acquisition in the strategic cards portfolio, and the impact of foreign currency translation, partially offset by lower gains on sales of securities. Corporate segment non-interest income decreased primarily due to the gains on sales of TD Ameritrade shares in the prior year, partially offset by the contribution from an acquisition in the strategic cards portfolio. Adjusted non-interest income for the year was $12,713 million, an increase of $616 million, or 5%, compared with last year.

Provision for credit losses

Reported PCL for the year was $1,683 million, an increase of $126 million, or 8%, compared with last year. The increase was primarily driven by increases in the U.S. Retail and Corporate segments, partially offset by a decrease in the Canadian Retail segment. U.S. Retail PCL increased primarily due to volume growth, provisions related to the flooding in South Carolina, and the impact of foreign currency translation, partially offset by continued credit quality improvement across various portfolios. Corporate segment PCL increased primarily due to higher provisions for incurred but not identified credit losses related to the Canadian loan portfolio, partially offset by the contribution from an acquisition in the strategic cards portfolio. Canadian Retail PCL decreased primarily due to higher recoveries in business banking, the sale of charged-off accounts, and strong credit performance in personal banking. Adjusted PCL for the year was $1,683 million, an increase of $101 million, or 6%, compared with last year.

Insurance claims and related expenses

Insurance claims and related expenses were $2,500 million, a decrease of $333 million, or 12%, compared with last year, primarily due to a change in mix of reinsurance contracts, more favourable prior years’ development, less severe weather conditions, and lower current year claims costs.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $18,073 million, an increase of $1,577 million, or 10%, compared with last year. The increase in reported non-interest expenses was driven by increases in the Corporate, U.S. Retail, and Wholesale Banking segments, partially offset by the Canadian Retail segment. Corporate non-interest expenses increased primarily due to restructuring charges of $686 million, which were reported as an item of note, and the contribution from an acquisition in the strategic cards portfolio. U.S. Retail non-interest expenses increased primarily due to investments to support business growth, the impact of foreign currency translation, and an acquisition in the strategic cards portfolio, partially offset by productivity savings. Canadian Retail non-interest expenses decreased primarily due to productivity savings, partially offset by higher employee-related costs, including higher revenue-based variable expenses in the wealth business, business growth, and higher initiative spend. Wholesale Banking non-interest expenses increased primarily due to the impact of foreign exchange translation and higher operating expenses. Adjusted non-interest expenses were $17,076 million, an increase of $1,213 million, or 8%, compared with last year.

Provision for income taxes

Reported total income and other taxes increased by $50 million, or 2%, compared with last year. Income tax expense, on a reported basis, was up $11 million, or 1%, compared with last year. Other taxes were up $39 million, or 3%, compared with last year. Adjusted total income and other taxes were up $252 million from last year. Total income tax expense, on an adjusted basis, was up $213 million, or 13%, from last year.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 27

The Bank's effective income tax rate on a reported basis was 16.6% for 2015, compared with 16.7% last year. For a reconciliation of the Bank's effective income tax rate with the Canadian statutory income tax rate, refer to Note 26 of the 2015 Consolidated Financial Statements.

The Bank's adjusted effective tax rate for the year was 18.3%, compared with 17.5% last year. The year-over-year increase was largely due to changes in business mix and the resolution of certain audit items in 2014.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $221 million in the year, compared with $198 million last year, was not part of the Bank's effective tax rate.

BALANCE SHEET

Total assets were $1,104 billion as at October 31, 2015, an increase of $144 billion, or 15%, from October 31, 2014. The net increase was primarily due to a $65 billion increase in loans (net of allowance for loan losses), a $26 billion increase in available-for-sale securities, a $15 billion increase in securities purchased under reverse repurchase agreements, $17 billion increase in held-to-maturity securities, and a $14 billion increase in derivatives. The impact of foreign currency translation added $42 billion, or 4%, to growth in total assets.

Total liabilities were $1,037 billion as at October 31, 2015, an increase of $133 billion, or 15%, from October 31, 2014. The net increase was primarily due to a $95 billion increase in deposits, a $15 billion increase in trading deposits, and a $14 billion increase in obligations related to securities sold under repurchase agreements. The impact of foreign currency translation added $41 billion, or 4%, to growth in total liabilities.

Equity was $67 billion as at October 31, 2015, an increase of $11 billion, or 19%, from October 31, 2014. The increase was primarily due to higher retained earnings and an increase in accumulated other comprehensive income due to foreign currency translation.

2015 FINANCIAL RESULTS OVERVIEW

2015 Financial Performance by Business Line

Canadian Retail net income for the year ended October 31, 2015 on a reported basis was $5,938 million, an increase of $704 million, or 13%, compared with the year ended October 31, 2014. The increase in reported earnings reflected increased revenue, partially offset by expense growth. Adjusted net income for the year ended October 31, 2015 was $5,938 million, an increase of $448 million, or 8%, compared with the year ended October 31, 2014. Revenue for the year ended October 31, 2015 was $19,685 million, an increase of $524 million, or 3%, compared with the year ended October 31, 2014. Net interest income increased $243 million, or 3%, reflecting loan and deposit volume growth and the full year impact of Aeroplan, partially offset by lower margins. Non-interest income increased $281 million, or 3%, reflecting wealth asset growth, higher personal and business banking fee-based revenue, and insurance premium growth, partially offset by a change in mix of reinsurance contracts. PCL for the year ended October 31, 2015 was $887 million, a decrease of $59 million, or 6% compared with the year ended October 31, 2014. Personal banking PCL was $855 million, a decrease of $20 million, or 2%, due primarily to the sale of charged off accounts and strong credit performance, partially offset by higher provisions in the auto lending portfolio. Business banking PCL was $32 million, a decrease of $39 million compared with the year ended October 31, 2014. Insurance claims and related expenses were $2,500 million, a decrease of $333 million, or 12%, compared with the year ended October 31, 2014, primarily due to a change in mix of reinsurance contracts, more favourable prior years' claims development, less severe weather conditions and lower current year claims costs. Reported non-interest expenses for the year ended October 31, 2015 were $8,407 million, a decrease of $31 million compared with the year ended October 31, 2014. The decrease in reported non-interest expenses reflected higher employee-related expenses, including higher revenue-based variable expenses in the wealth business, business growth, and higher initiative spend, partially offset by productivity savings. Adjusted non-interest expenses for the year ended October 31, 2015 were $8,407 million, an increase of $316 million, or 4%, compared with the year ended October 31, 2014.

U.S. Retail net income for the year on a reported basis was $2,488 million (US$2,007 million), which included net income of $2,112 million (US$1,701 million) from the U.S. Retail Bank and $376 million (US$306 million) from TD's investment in TD Ameritrade. U.S. Retail adjusted net income for the year was $2,547 million (US$2,053 million). Canadian dollar earnings benefited from a strengthening of the U.S. dollar during the year. The reported and adjusted annualized ROE for the year was 8.0% and 8.2% respectively, compared with 8.4% last year. U.S. Retail Bank reported net income for the year was US$1,701 million, an increase of US$44 million, or 3%, compared with last year, primarily due to strong organic growth, lower PCL, good expense management, and a lower effective tax rate, partially offset by lower loan margins, lower gains on sales of securities, and a charge related to an acquisition in the strategic cards portfolio and related integration costs. U.S. Retail Bank adjusted earnings of US$1,747 million increased US$90 million, or 5%. The contribution from TD Ameritrade of US$306 million was up 9% compared with last year, primarily due to strong asset growth and higher transaction revenue, partially offset by higher operating expenses and lower investment gains. Reported revenue for the year was US$6,614 million, an increase of US$42 million, primarily due to strong organic loan and deposit growth, higher fee revenue, and the benefit of an acquisition in the strategic cards portfolio, partially offset by net margin compression, as well as, lower accretion, lower gains on sales of securities, and a charge related to an acquisition in the strategic cards portfolio and related integration costs. Adjusted revenue was US$6,670 million, an increase of US$98 million, or 1%, compared with last year. PCL for the year was US$430 million, an increase of US$29 million, or 7%, compared with last year, primarily due to volume growth and the South Carolina flooding reserve, partially offset by continued credit quality improvement across various portfolios. Reported non-interest expenses for the year were US$4,165 million, an increase of US$29 million, compared with last year, primarily due to the impact of an acquisition in the strategic cards portfolio, investments to support business growth and increased provisions, partially offset by productivity savings. On an adjusted basis, non-interest expenses were US$4,146 million, an increase of US$10 million compared with last year.

Wholesale Banking net income for the year was $873 million, an increase of $60 million, or 7%, compared with last year. The increase in earnings was due to higher revenue, partially offset by higher non-interest expenses and a higher effective tax rate. Revenue for the year was $2,926 million, an increase of $246 million, or 9%, compared with the prior year. Revenue increased mainly due to higher trading-related revenue, while our continued focus on originations both in Canada and the U.S. resulted in robust debt underwriting fees and strong corporate lending growth. The increase in debt underwriting fees was largely driven by improved client activity, and corporate lending revenue increased on strong loan volume growth. The revenue increase also included the positive impact of foreign exchange translation. This was partially offset by lower mergers and acquisition (M&A) and equity underwriting fees. Trading-related revenue increased due to improved foreign exchange and fixed income trading that benefited from strong client activity in the year despite a challenging global environment, and higher equity trading on improved client volumes and increased volatility in the latter half of the year. PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. The change in market value of the credit protection, in excess of the accrual cost, is reported in the Corporate segment. PCL for the year was $18 million, an increase of $7 million compared with last year, and consisted of the accrual cost of credit protection

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 28

and a specific credit provision in the corporate lending portfolio. PCL in the prior year consisted primarily of the accrual cost of credit protection. Non-interest expenses for the year were $1,701 million, an increase of $112 million, or 7%, compared with last year. Non-interest expenses increased primarily due to the impact of foreign exchange translation and higher operating expenses.

Corporate segment reported net loss for the year was $1,275 million, compared with a reported net loss of $274 million last year. Current year reported net loss includes restructuring charges of $686 million ($471 million after-tax) on a net basis. The adjusted net loss for the year was $604 million, compared with an adjusted net loss of $286 million last year. The year-over-year increase in the reported net loss was attributable to Other items. Other items were lower due to the gain on sale of TD Ameritrade shares ($85 million after-tax) and favourable impact of tax items in the prior year, lower revenue from treasury and balance sheet management activities, and higher provisions for incurred but not identified credit losses due to volume growth and refinements in allowance methodology in the Canadian Retail and Wholesale loan portfolios.

GROUP FINANCIAL CONDITION

Balance Sheet Review

At a glance overview

Total assets were $1,177 billion as at October 31, 2016, an increase of $73 billion, or 7%, compared with October 31, 2015.

TABLE 22: CONDENSED CONSOLIDATED BALANCE SHEET
(millions of Canadian dollars)		As at
	October 31, 2016	October 31, 2015
Assets
Interest-bearing deposits with banks	$53,714	$42,483
Available-for-sale securities	107,571	88,782
Held-to-maturity securities	84,395	74,450
Loans, net of allowance for loan losses	585,656	544,341
Other	345,631	354,317
Total assets	$1,176,967	$1,104,373
Liabilities
Trading deposits	79,786	74,759
Derivatives	65,425	57,218
Deposits	773,660	695,576
Obligations related to securities sold under repurchase agreements	48,973	67,156
Other	134,909	142,636
Total liabilities	1,102,753	1,037,345
Total equity	74,214	67,028
Total liabilities and equity	$1,176,967	$1,104,373

Total assets were $1,177 billion as at October 31, 2016, an increase of $73 billion, or 7%, from October 31, 2015. The increase was primarily due to an increase in loans, net of allowance for loan losses of $41 billion, available-for-sale securities of $19 billion, interest-bearing deposits with banks of $11 billion, and held-to-maturity securities of $10 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was $12 billion or 1%.

Loans (net of allowance for loan losses) increased $41 billion primarily due to an increase in the U.S. Retail, Canadian Retail, and Wholesale Banking segments. The increase in U.S. Retail was primarily due to growth in business and government loans and personal loans. The increase in Canadian Retail was primarily due to growth in business and government loans, personal loans, and residential mortgages. The increase in Wholesale was primarily due to growth in business and government loans.

Available-for-sale securities increased $19 billion primarily due to new investments, net of maturities and sales.

Interest-bearing deposits with banks increased $11 billion primarily due to higher personal deposit volumes.

Held-to-maturity securities increased $10 billion primarily due to new investments, net of maturities and foreign currency translations.

Total liabilities were $1,103 billion as at October 31, 2016, an increase of $66 billion, or 6%, from October 31, 2015. The increase was primarily due to an increase in deposits of $78 billion, derivatives of $8 billion, trading deposits of $5 billion, partially offset by obligations related to securities sold under repurchase agreements of $18 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was $11 billion or 1%.

Deposits increased $78 billion largely driven by the U.S. Retail, Canadian Retail, and Corporate segments. U.S. Retail deposits increased primarily due to personal non-term deposits and business and government deposits. Canadian Retail reflected increases in business and government deposits, and personal non-term deposits. Corporate segment's deposits increased primarily due to senior debt and covered bond issuances, net of maturities.

Derivatives increased $8 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Trading deposits increased $5 billion primarily due to higher issuance of certificates of deposits and commercial paper in Wholesale Banking.

Obligations related to securities sold under repurchase agreements decreased $18 billion primarily due to a decrease in trading volumes.

Equity was $74 billion as at October 31, 2016, an increase of $7 billion, or 11%, from October 31, 2015. The increase was primarily due to higher retained earnings, higher preferred shares due to new issuances, and an increase in accumulated other comprehensive income due to foreign currency translation.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 29

Group Financial Condition

Credit Portfolio Quality

At a glance overview

•	Loans and acceptances net of allowance for loan losses were $601 billion, an increase of $40 billion compared with last year.
•	Impaired loans net of counterparty-specific and individually insignificant allowances were $2,785 million, an increase of $125 million compared with last year.
•	Provision for credit losses was $2,330 million, compared with $1,683 million last year.
•	Total allowance for loan losses increased by $439 million to $3,873 million.

Loan Portfolio

Overall in 2016, the Bank's credit quality remained stable despite uncertain economic conditions. During 2016, the Bank increased its credit portfolio by $40 billion, or 7%, from the prior year, largely due to volume growth in the Canadian and U.S. Retail segments and the impact of foreign exchange.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 32 of the 2016 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be dominated by Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit cards, representing 65% of total loans net of counterparty-specific and individually insignificant allowances, down from 67% in 2015. During the year, these portfolios increased by $16 billion, or 4%, and totalled $393 billion at year end. Residential mortgages represented 36% of the portfolio in 2016, down from 38% in 2015. Consumer instalment and other personal loans, and credit cards were 29% of total loans net of counterparty-specific and individually insignificant allowances in 2016, consistent with 2015.

The Bank's business and government credit exposure was 35% of total loans net of counterparty-specific and individually insignificant allowances, up from 33% in 2015. The largest business and government sector concentrations in Canada were the real estate and financial sectors, which comprised 4.8% and 1.7%, respectively. Real estate was the leading U.S. sector of concentration and represented 4.7% of net loans, up from 4.3% in 2015.

Geographically, the credit portfolio remained concentrated in Canada. In 2016, the percentage of loans held in Canada was 66%, down from 68% in 2015. The largest Canadian exposure was in Ontario, which represented 39% of total loans net of counterparty-specific and individually insignificant allowance for loan losses for 2016, down from 40% in 2015.

The balance of the credit portfolio was predominantly in the U.S., which represented 33% of the portfolio, up from 31% in 2015 primarily due to the impact of foreign exchange and volume growth in business and government and consumer indirect auto loans. Exposures to debt securities classified as loans, ACI loans, and other geographic regions were relatively small. The largest U.S. exposures by state were in New England, New Jersey, and New York which represented 6%, 6%, and 5% of total loans net of counterparty-specific and individually insignificant allowances, respectively, compared with 7%, 6% and 5%, respectively, in the prior year.

Oil and Gas Exposure

From the beginning of fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$47 as at October 31, 2016. Within the Commercial and Wholesale portfolios, TD had $3.7 billion of drawn exposure to oil and gas producers and services as at October 31, 2016, representing less than 1% of the Bank's total gross loans and acceptances outstanding. Of the $3.7 billion drawn exposure, $1.2 billion is to investment grade borrowers and $2.5 billion to non-investment grade borrowers based on the Bank's internal rating system. The portfolio of oil and gas exposure is broadly diversified and consistent with TD's North American strategy. For certain producers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the retail credit portfolios, TD had $62.8 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at October 31, 2016, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank's total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios in light of current market conditions. The Bank's portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 30

TABLE 23: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
		October 31		October 31	October 31	October 31	October 31	October 31
		2016		2015	2014	2016	2015	2014
		Counterparty-
		specific and
		individually
	Gross	insignificant	Net	Net	Net
	loans	allowances	loans	loans	loans
Canada
Residential mortgages	$189,299	$15	$189,284	$184,992	$175,112	31.3%	32.8%	35.4%
Consumer instalment and other personal
HELOC	65,068	9	65,059	61,303	59,549	10.8	10.9	12.0
Indirect Auto	20,577	40	20,537	19,008	16,453	3.4	3.4	3.3
Other	16,456	32	16,424	16,042	16,073	2.7	2.8	3.3
Credit card	18,226	106	18,120	17,833	17,822	3.0	3.2	3.6
Total personal	309,626	202	309,424	299,178	285,009	51.2	53.1	57.6
Real estate
Residential	16,001	7	15,994	14,855	14,592	2.7	2.6	3.0
Non-residential	12,780	2	12,778	11,327	9,766	2.1	2.0	2.0
Total real estate	28,781	9	28,772	26,182	24,358	4.8	4.6	5.0
Agriculture	6,017	2	6,015	5,409	4,586	1.0	1.0	0.9
Automotive	5,483	2	5,481	4,048	3,288	0.9	0.7	0.7
Financial	10,198	–	10,198	10,590	7,616	1.7	1.9	1.5
Food, beverage, and tobacco	2,076	–	2,076	1,452	1,641	0.3	0.3	0.3
Forestry	523	–	523	492	379	0.1	0.1	0.1
Government, public sector entities, and education	6,589	–	6,589	5,851	4,492	1.1	1.0	0.9
Health and social services	5,480	4	5,476	4,926	4,298	0.9	0.9	0.9
Industrial construction and trade contractors	2,486	22	2,464	2,121	1,888	0.4	0.4	0.4
Metals and mining	1,379	1	1,378	1,252	1,146	0.2	0.2	0.2
Pipelines, oil, and gas	3,871	36	3,835	3,384	2,690	0.6	0.6	0.5
Power and utilities	1,792	–	1,792	1,549	1,594	0.3	0.3	0.3
Professional and other services	4,065	8	4,057	3,726	3,471	0.7	0.7	0.7
Retail sector	2,517	11	2,506	2,215	2,201	0.4	0.4	0.5
Sundry manufacturing and wholesale	2,305	16	2,289	2,300	1,811	0.4	0.4	0.4
Telecommunications, cable, and media	2,083	–	2,083	2,427	945	0.4	0.4	0.2
Transportation	1,634	2	1,632	1,386	1,070	0.3	0.2	0.2
Other	3,775	2	3,773	4,747	4,258	0.6	0.8	0.9
Total business and government	91,054	115	90,939	84,057	71,732	15.1	14.9	14.6
Total Canada	400,680	317	400,363	383,235	356,741	66.3	68.0	72.2
United States
Residential mortgages	27,662	34	27,628	26,892	23,326	4.6	4.8	4.7
Consumer instalment and other personal
HELOC	13,208	76	13,132	13,285	11,646	2.2	2.3	2.4
Indirect Auto	28,370	6	28,364	24,855	18,777	4.7	4.4	3.8
Other	745	3	742	690	613	0.1	0.1	0.1
Credit card	13,680	184	13,496	12,165	7,543	2.2	2.2	1.5
Total personal	83,665	303	83,362	77,887	61,905	13.8	13.8	12.5
Real estate
Residential	6,852	7	6,845	5,680	4,288	1.1	1.0	0.9
Non-residential	21,675	12	21,663	18,303	14,023	3.6	3.3	2.8
Total real estate	28,527	19	28,508	23,983	18,311	4.7	4.3	3.7
Agriculture	570	–	570	467	363	0.1	0.1	0.1
Automotive	5,757	1	5,756	3,025	2,529	1.0	0.5	0.5
Financial	4,719	3	4,716	5,877	3,342	0.8	1.0	0.7
Food, beverage, and tobacco	3,741	2	3,739	2,534	2,085	0.6	0.4	0.4
Forestry	594	7	587	562	469	0.1	0.1	0.2
Government, public sector entities, and education	11,388	1	11,387	9,088	6,422	1.9	1.6	1.2
Health and social services	10,792	5	10,787	9,716	7,371	1.8	1.7	1.5
Industrial construction and trade contractors	1,834	4	1,830	1,491	1,300	0.3	0.3	0.3
Metals and mining	1,490	4	1,486	1,160	1,075	0.2	0.2	0.2
Pipelines, oil, and gas	3,006	25	2,981	1,485	940	0.5	0.3	0.2
Power and utilities	2,643	1	2,642	1,797	1,269	0.4	0.3	0.3
Professional and other services	11,215	8	11,207	8,663	6,403	1.9	1.5	1.2
Retail sector	4,553	8	4,545	4,207	3,150	0.8	0.7	0.6
Sundry manufacturing and wholesale	7,395	6	7,389	7,002	4,257	1.2	1.3	0.9
Telecommunications, cable, and media	4,819	1	4,818	4,068	1,985	0.8	0.7	0.4
Transportation	11,648	1	11,647	11,115	7,164	1.9	2.0	1.3
Other	2,022	8	2,014	891	908	0.3	0.2	0.3
Total business and government	116,713	104	116,609	97,131	69,343	19.3	17.2	14.0
Total United States	200,378	407	199,971	175,018	131,248	33.1	31.0	26.5
International
Personal	16	–	16	5	9	–	–	–
Business and government	1,513	–	1,513	1,978	2,124	0.2	0.4	0.5
Total international	1,529	–	1,529	1,983	2,133	0.2	0.4	0.5
Total excluding other loans	602,587	724	601,863	560,236	490,122	99.6	99.4	99.2
Other loans
Debt securities classified as loans	1,674	206	1,468	1,980	2,482	0.2	0.4	0.5
Acquired credit-impaired loans[2]	974	62	912	1,331	1,616	0.2	0.2	0.3
Total other loans	2,648	268	2,380	3,311	4,098	0.4	0.6	0.8
Total	$605,235	$992	$604,243	$563,547	$494,220	100.0%	100.0%	100.0%
Incurred but not identified allowance
Personal, business and government			2,826	2,503	2,172
Debt securities classified as loans			55	57	59
Total incurred but not identified allowance			2,881	2,560	2,231
Total, net of allowance			$601,362	$560,987	$491,989
Percentage change over previous year – loans and acceptances,
net of counterparty-specific and individually insignificant allowances			7.2%	14.0%	9.0%
Percentage change over previous year – loans and acceptances, net of allowance			7.2	14.0	9.0
1	Primarily based on the geographic location of the customer's address.
2	Includes all FDIC covered loans and other ACI loans.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 31

TABLE 24: LOANS AND ACCEPTANCES, NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY GEOGRAPHY[1,2]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2016	2015	2014	2016	2015	2014
		Counterparty
		specific and
		individually
		insignifican
	Gross loans	allowances	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$10,909	$14	$10,895	$10,706	$10,350	1.8%	1.9%	2.1%
British Columbia[3]	54,195	26	54,169	51,979	50,137	9.0	9.2	10.2
Ontario[3]	236,667	159	236,508	224,532	202,734	39.1	39.9	41.0
Prairies[3]	67,585	87	67,498	66,083	64,151	11.2	11.7	13.0
Québec	31,324	31	31,293	29,935	29,369	5.2	5.3	5.9
Total Canada	400,680	317	400,363	383,235	356,741	66.3	68.0	72.2
United States
Carolinas (North and South)	9,803	15	9,788	8,293	6,390	1.6	1.5	1.3
Florida	13,893	23	13,870	12,015	8,836	2.3	2.1	1.8
New England[4]	38,831	87	38,744	36,781	30,903	6.4	6.5	6.2
New Jersey	33,961	51	33,910	31,749	23,459	5.6	5.6	4.7
New York	31,370	47	31,323	26,363	23,677	5.2	4.7	4.8
Pennsylvania	13,171	27	13,144	14,008	8,514	2.2	2.5	1.7
Other	59,349	157	59,192	45,809	29,469	9.8	8.1	6.0
Total United States	200,378	407	199,971	175,018	131,248	33.1	31.0	26.5
International
Europe	500	–	500	196	369	–	–	0.1
Other	1,029	–	1,029	1,787	1,764	0.2	0.4	0.4
Total international	1,529	–	1,529	1,983	2,133	0.2	0.4	0.5
Total excluding other loans	602,587	724	601,863	560,236	490,122	99.6	99.4	99.2
Other loans	2,648	268	2,380	3,311	4,098	0.4	0.6	0.8
Total	$605,235	$992	$604,243	$563,547	$494,220	100.0%	100.0%	100.0%
Incurred but not identified allowance			2,881	2,560	2,231
Total, net of allowance			$601,362	$560,987	$491,989
Percentage change over previous year – loans and
acceptances, net of counterparty-specific and individually
insignificant allowances for loan losses			2016	2015	2014
Canada			4.5%	7.4%	6.5%
United States			14.3	33.3	19.1
International			(22.9)	(7.0)	(5.2)
Other loans			(28.1)	(19.2)	(31.0)
Total			7.2%	14.0%	9.0%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer's address.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 32

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 25: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)									As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								October 31, 2016
Canada
Atlantic provinces	$4,007	2.1%	$1,940	1.0%	$515	0.8%	$1,052	1.6%	$4,522	1.8%	$2,992	1.2%
British Columbia[4]	17,134	9.1	16,789	8.9	2,639	4.1	9,211	14.2	19,773	7.8	26,000	10.2
Ontario[4]	48,307	25.5	42,234	22.3	9,053	13.9	25,181	38.6	57,360	22.6	67,415	26.4
Prairies[4]	27,236	14.4	12,999	6.9	4,100	6.3	8,321	12.8	31,336	12.3	21,320	8.4
Québec	11,750	6.2	6,903	3.6	1,595	2.5	3,401	5.2	13,345	5.2	10,304	4.1
Total Canada	108,434	57.3%	80,865	42.7%	17,902	27.6%	47,166	72.4%	126,336	49.7%	128,031	50.3%
United States	917		27,120		10		13,280		927		40,400
Total	$109,351		$107,985		$17,912		$60,446		$127,263		$168,431

								October 31, 2015
Canada
Atlantic provinces	$4,086	2.2%	$1,675	0.9%	$580	0.9%	$965	1.6%	$4,666	1.9%	$2,640	1.1%
British Columbia[4]	19,364	10.5	14,099	7.6	3,173	5.2	7,798	12.7	22,537	9.1	21,897	8.9
Ontario[4]	53,592	29.0	34,447	18.6	10,603	17.4	21,411	34.8	64,195	26.1	55,858	22.7
Prairies[4]	27,890	15.1	11,477	6.2	4,607	7.5	7,596	12.4	32,497	13.2	19,073	7.7
Québec	12,435	6.7	5,944	3.2	1,816	3.0	2,768	4.5	14,251	5.8	8,712	3.5
Total Canada	117,367	63.5%	67,642	36.5%	20,779	34.0%	40,538	66.0%	138,146	56.1%	108,180	43.9%
United States	951		26,413		10		13,439		961		39,852
Total	$118,318		$94,055		$20,789		$53,977		$139,107		$148,032
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 26: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						October 31, 2016
Canada	1.1%	4.2%	7.7%	14.3%	39.4%	31.7%	1.6%	–%	100.0%
United States	3.7	4.8	12.1	4.7	14.7	58.5	1.2	0.3	100.0
Total	1.5%	4.2%	8.2%	13.1%	36.3%	35.2%	1.5%	–%	100.0%

						October 31, 2015
Canada	1.2%	4.4%	7.9%	14.3%	37.5%	31.8%	2.9%	–%	100%
United States	2.6	2.9	16.1	4.1	12.3	61.2	0.6	0.2	100
Total	1.4%	4.3%	8.9%	13.0%	34.3%	35.4%	2.6%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 33

TABLE 27: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
		October 31, 2016			October 31, 2015
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,6]	Total	mortgages	lines of credit[4,6]	Total
Canada
Atlantic provinces	73%	69%	72%	73%	68%	71%
British Columbia[5]	67	62	65	68	62	66
Ontario[5]	69	65	67	69	65	67
Prairies[5]	73	69	71	73	68	71
Québec	72	71	72	72	70	71
Total Canada	69	65	68	70	65	68
United States	67	62	65	69	62	66
Total	69%	64%	67%	70%	65%	68%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
6	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.

IMPAIRED LOANS

A loan is considered impaired when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Excluding debt securities classified as loans, FDIC covered loans, and other ACI loans, gross impaired loans increased $265 million, or 8%, compared with the prior year, due to new credit impaired formations outpacing resolutions and the impact of foreign exchange.

In Canada, net impaired loans decreased by $9 million, or 1% in 2016. Residential mortgages, consumer instalment and other personal loans, and credit cards, generated impaired loans net of counterparty-specific and individually insignificant allowances of $600 million, a decrease of $25 million, or 4%, compared to with the prior year. Business and government loans had $137 million in net impaired loans, an increase of $16 million, or 13%, compared with the prior year, primarily due to new credit impaired formations in the metals and mining, industrial construction and trade contractors, and health and social services sectors.

In the U.S., net impaired loans increased by $134 million, or 7% in 2016. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $1,513 million, an increase of $168 million, or 12%, compared with the prior year, due primarily to U.S. home equity line of credit new formations and the impact of foreign exchange. Business and government loans generated $535 million in net impaired loans, a decrease of $34 million, or 6%, compared with the prior year primarily due to decreases in the real estate and retail sectors, offset by an increase in the pipelines, oil and gas sector.

Geographically, 26% of total impaired loans net of counterparty-specific and individually insignificant allowances were generated by Canada and 74% by the U.S. Net impaired loans in Canada were concentrated in Ontario, which represented 10% of total net impaired loans, down from 12% in the prior year. U.S. net impaired loans were concentrated in New England, New Jersey and New York representing 20%, 14% and 12% respectively of net impaired loans, compared with 20%, 15% and 12%, respectively, in the prior year.

TABLE 28: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	2016	2015	2014
Personal, Business and Government Loans[1,2]
Impaired loans as at beginning of period	$3,244	$2,731	$2,692
Classified as impaired during the period	5,621	4,836	4,613
Transferred to not impaired during the period	(1,521)	(1,179)	(1,352)
Net repayments	(1,523)	(1,257)	(1,157)
Disposals of loans	(4)	(8)	(7)
Amounts written off	(2,350)	(2,141)	(2,178)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	42	262	120
Impaired loans as at end of year	$3,509	$3,244	$2,731
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2016 Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2016 Consolidated Financial Statements.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 34

TABLE 29: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES BY INDUSTRY SECTOR[1,2,3]
(millions of Canadian dollars, except as noted)							As at			Percentage of total
		Oct. 31		Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
		2016		2015	2014	2013	2012	2016	2015	2014	2013	2012
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired	impaired	impaired
	loans	allowances	loans	loans	loans	loans	loans
Canada
Residential mortgages	$400	$15	$385	$378	$427	$434	$465	13.9%	14.2%	19.0%	19.3%	22.1%
Consumer instalment and other
personal
HELOC	149	9	140	166	249	301	306	5.0	6.2	11.1	13.4	14.6
Indirect Auto	49	40	9	17	17	16	14	0.3	0.7	0.8	0.7	0.7
Other	52	32	20	19	20	21	30	0.7	0.7	0.9	0.9	1.4
Credit card	152	106	46	45	66	43	95	1.7	1.7	2.9	2.0	4.5
Total personal	802	202	600	625	779	815	910	21.6	23.5	34.7	36.3	43.3
Real estate
Residential	10	7	3	6	10	13	15	0.1	0.2	0.4	0.6	0.7
Non-residential	9	2	7	7	4	5	1	0.3	0.3	0.2	0.2	0.1
Total real estate	19	9	10	13	14	18	16	0.4	0.5	0.6	0.8	0.8
Agriculture	11	2	9	3	5	5	4	0.3	0.1	0.3	0.2	0.2
Automotive	3	2	1	1	1	–	2	–	–	–	–	0.1
Financial	2	–	2	1	1	1	21	0.1	–	–	0.1	1.0
Food, beverage, and tobacco	2	–	2	1	–	3	2	0.1	–	–	0.1	0.1
Forestry	–	–	–	–	2	1	4	–	–	0.1	0.1	0.2
Government, public sector entities,
and education	–	–	–	1	3	4	2	–	–	0.1	0.2	0.1
Health and social services	15	4	11	3	5	2	17	0.4	0.1	0.3	0.1	0.8
Industrial construction and trade
contractors	33	22	11	2	1	6	6	0.4	0.1	–	0.2	0.3
Metals and mining	19	1	18	6	1	9	1	0.7	0.2	–	0.4	0.1
Pipelines, oil, and gas	87	36	51	68	1	20	1	1.8	2.6	–	0.9	0.1
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	12	8	4	4	4	3	4	0.1	0.2	0.2	0.1	0.2
Retail sector	22	11	11	9	7	18	22	0.4	0.3	0.4	0.8	1.0
Sundry manufacturing and wholesale	19	16	3	2	2	7	8	0.1	0.1	0.1	0.3	0.3
Telecommunications, cable, and
media	–	–	–	2	1	–	19	–	0.1	–	–	0.9
Transportation	2	2	–	2	1	1	–	–	0.1	–	0.1	–
Other	6	2	4	3	5	2	3	0.1	0.1	0.3	0.1	0.1
Total business and government	252	115	137	121	54	100	132	4.9	4.5	2.4	4.5	6.3
Total Canada	1,054	317	737	746	833	915	1,042	26.5	28.0	37.1	40.8	49.6
United States
Residential mortgages	452	34	418	361	303	250	187	15.0	13.6	13.5	11.1	8.9
Consumer instalment and other
personal
HELOC	939	76	863	780	325	204	179	31.0	29.3	14.5	9.1	8.5
Indirect Auto	196	6	190	155	128	76	24	6.8	5.8	5.7	3.4	1.2
Other	7	3	4	5	4	1	2	0.1	0.2	0.2	0.1	0.1
Credit card	222	184	38	44	29	98	3	1.4	1.7	1.3	4.3	0.1
Total personal	1,816	303	1,513	1,345	789	629	395	54.3	50.6	35.2	28.0	18.8
Real estate
Residential	61	7	54	68	79	98	133	1.9	2.6	3.5	4.4	6.3
Non-residential	99	12	87	133	154	205	191	3.1	5.0	6.9	9.1	9.1
Total real estate	160	19	141	201	233	303	324	5.0	7.6	10.4	13.5	15.4
Agriculture	1	–	1	1	1	1	2	–	–	–	0.1	0.1
Automotive	15	1	14	11	14	12	15	0.5	0.4	0.6	0.5	0.7
Financial	27	3	24	26	25	8	6	0.9	1.0	1.1	0.4	0.3
Food, beverage, and tobacco	6	2	4	7	9	10	7	0.1	0.3	0.4	0.4	0.3
Forestry	19	7	12	–	1	1	1	0.4	–	–	0.1	0.1
Government, public sector entities,
and education	9	1	8	8	16	19	7	0.3	0.3	0.7	0.8	0.3
Health and social services	34	5	29	38	49	23	18	1.1	1.4	2.2	1.0	0.8
Industrial construction and trade
contractors	26	4	22	30	26	46	40	0.8	1.1	1.2	2.1	1.9
Metals and mining	8	4	4	13	9	18	26	0.1	0.5	0.4	0.8	1.2
Pipelines, oil, and gas	102	25	77	6	–	–	4	2.8	0.2	–	–	0.2
Power and utilities	1	1	–	–	–	–	–	–	–	–	–	–
Professional and other services	83	8	75	74	84	68	41	2.7	2.8	3.7	3.0	2.0
Retail sector	51	8	43	65	80	99	70	1.6	2.4	3.6	4.4	3.4
Sundry manufacturing and wholesale	47	6	41	40	39	28	46	1.5	1.5	1.7	1.3	2.2
Telecommunications, cable, and
media	10	1	9	13	16	12	10	0.3	0.5	0.7	0.5	0.5
Transportation	26	1	25	31	15	39	32	0.9	1.2	0.7	1.8	1.5
Other	14	8	6	5	5	12	14	0.2	0.2	0.3	0.5	0.7
Total business and government	639	104	535	569	622	699	663	19.2	21.4	27.7	31.2	31.6
Total United States	2,455	407	2,048	1,914	1,411	1,328	1,058	73.5	72.0	62.9	59.2	50.4
International
Business and government	–	–	–	–	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,509	$724	$2,785	$2,660	$2,244	$2,243	$2,100	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of
common equity			4.09%	4.24%	4.28%	4.83%	4.86%
1	Primarily based on the geographic location of the customer's address.
[2]	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2016 Consolidated Financial Statements.
[3]	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2016 Consolidated Financial Statements.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 35

TABLE 30: IMPAIRED LOANS NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES FOR LOAN LOSSES BY GEOGRAPHY[1,2,3,4]
(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31	October 31	October 31	October 31	October 31	October 31
			2016	2015	2014	2016	2015	2014
		Counterparty-
		specific and
	Gross	individually	Net	Net	Net
	impaired	insignificant	impaired	impaired	impaired
	loans	allowances	loans	loans	loans
Canada
Atlantic provinces	$46	$14	$32	$34	$38	1.2%	1.3%	1.7%
British Columbia[5]	111	26	85	109	185	3.1	4.1	8.2
Ontario[5]	436	159	277	318	332	9.9	11.9	14.8
Prairies[5]	318	87	231	156	149	8.3	5.9	6.6
Québec	143	31	112	129	129	4.0	4.8	5.8
Total Canada	1,054	317	737	746	833	26.5	28.0	37.1
United States
Carolinas (North and South)	113	15	98	110	67	3.5	4.1	3.0
Florida	177	23	154	163	96	5.5	6.1	4.3
New England[6]	651	87	564	524	419	20.2	19.7	18.7
New Jersey	447	51	396	387	322	14.2	14.6	14.3
New York	375	47	328	318	202	11.8	12.0	9.0
Pennsylvania	188	27	161	171	147	5.8	6.4	6.6
Other	504	157	347	241	158	12.5	9.1	7.0
Total United States	2,455	407	2,048	1,914	1,411	73.5	72.0	62.9
Total	$3,509	$724	$2,785	$2,660	$2,244	100.0%	100.0%	100.0%
Net impaired loans as a %
of net loans[7]			0.46%	0.48%	0.46%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer's address.
3	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 8 of the 2016 Consolidated Financial Statements.
4	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 8 of the 2016 Consolidated Financial Statements.
5	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
6	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
7	Includes customers' liability under acceptances.

ALLOWANCE FOR CREDIT LOSSES

Total allowance for credit losses consists of counterparty-specific and collectively assessed allowances. The allowance is increased by the PCL, and decreased by write-offs net of recoveries and disposals. The Bank maintains the allowance at levels that management believes is adequate to absorb incurred credit-related losses in the lending portfolio. Individual problem accounts, general economic conditions, loss experience, as well as the sector and geographic mix of the lending portfolio are all considered by management in assessing the appropriate allowance levels.

Counterparty-specific allowance

The Bank establishes counterparty-specific allowances for individually significant impaired loans when the estimated realizable value of the loan is less than its recorded value, based on the discounting of expected future cash flows.

During 2016, counterparty-specific allowances increased by $30 million, or 8%, resulting in a total counterparty-specific allowance of $399 million primarily due to an increase in the oil and gas sector and the impact of foreign exchange. Excluding debt securities classified as loans, FDIC covered loans and other ACI loans, counterparty-specific allowances increased by $33 million, or 21% from the prior year, primarily due to an increase in the oil and gas sector and the impact of foreign exchange.

Collectively assessed allowance for individually insignificant impaired loans

Individually insignificant loans, such as the Bank's personal and small business banking loans and credit cards, are collectively assessed for impairment. Allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.

During 2016, the collectively assessed allowance for individually insignificant impaired loans increased by $88 million, or 17%, resulting in a total of $593 million, primarily due to the U.S. credit card portfolio and the impact of foreign exchange. Excluding FDIC covered loans and other ACI loans, the collectively assessed allowance for individually insignificant impaired loans increased by $107 million, or 25% from the prior year, primarily due to the U.S. credit card portfolio and the impact of foreign exchange.

Collectively assessed allowance for incurred but not identified credit losses

The collectively assessed allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The level of collectively assessed allowance for incurred but not identified losses reflects exposures across all portfolios and categories. The collectively assessed allowance for incurred but not identified credit losses is reviewed on a quarterly basis using credit risk models and management's judgment. The allowance level is calculated using the probability of default (PD), the loss given default (LGD), and the exposure at default (EAD) of the related portfolios. The PD is the likelihood that a borrower will not be able to meet its scheduled repayments. The LGD is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD. EAD is the total amount the Bank expects to be exposed to at the time of default.

For the commercial and wholesale portfolios, allowances are estimated using borrower specific information. The LGD is based on the security and structure of the facility; EAD is a function of the current usage, the borrower's risk rating, and the committed amount of the facility. For the consumer lending and small business banking portfolios, the collectively assessed allowance for incurred but not identified credit losses is calculated on a pooled portfolio level with each pool comprising exposures with similar credit risk characteristics segmented, for example by product type and PD estimate. Recovery data models are used in the determination of the LGD for each pool. EAD is a function of the current usage and historical exposure experience at default.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 36

As at October 31, 2016, the collectively assessed allowance for incurred but not identified credit losses was $3,381 million, up from $2,873 million as at October 31, 2015. Excluding debt securities classified as loans, the collectively assessed allowance for incurred but not identified credit losses increased by $509 million, or 18% from the prior year, primarily due to changes in risk, volume growth, and the impact of foreign exchange.

The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the year ended October 31, 2016, certain refinements were made to the methodology, the cumulative effect of which was not material. Allowance for credit losses are further described in Note 8 of the 2016 Consolidated Financial Statements.

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both counterparty-specific and collectively assessed allowances, to a level that management considers adequate to absorb incurred credit-related losses in the Bank's loan portfolio. Provisions in the year are reduced by any recoveries in the year.

The Bank recorded a total PCL of $2,330 million in 2016, compared with a total PCL of $1,683 million in 2015. This amount comprised $1,871 million of counterparty-specific and individually insignificant provisions and $459 million in collectively assessed incurred but not identified provisions. The total PCL as a percentage of net average loans and acceptances increased to 0.40% from 0.32%.

In Canada, residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $945 million, an increase of $117 million, or 14%, compared to 2015 primarily due to increases in provisions for the indirect auto portfolio. Business and government loans required counterparty-specific and individually insignificant provisions of $103 million, an increase of $41 million, or 66%, compared to 2015 primarily in the professional and other services and pipeline, oil and gas sectors.

In the U.S., residential mortgages, consumer instalment and other personal loans, and credit cards, required counterparty-specific and individually insignificant provisions of $807 million, an increase of $177 million, or 28%, compared to 2015, primarily due to increases in provisions for the credit card portfolio. Business and government loans required counterparty-specific and individually insignificant provisions of $39 million, a decrease of $41 million, compared to 2015 primarily due to higher recoveries across various industries offset by higher provisions in the pipeline, oil and gas sector.

Geographically, 56% of counterparty-specific and individually insignificant provisions were attributed to Canada and 45% to the U.S. Canadian counterparty-specific and individually insignificant provisions were concentrated in Ontario, which represented 21% of total counterparty-specific and individually insignificant provisions, down from 27% in 2015. U.S. counterparty-specific and individually insignificant provisions were concentrated in New England, New York and New Jersey, representing 6%, 5% and 4%, respectively, of total counterparty-specific and individually insignificant provisions, down from 9%, 5% and 6% respectively, in the prior year.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TABLE 31: PROVISION FOR CREDIT LOSSES[1]
(millions of Canadian dollars)	2016	2015	2014
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$139	$76	$168
Provision for credit losses – individually insignificant	2,334	2,062	1,849
Recoveries	(602)	(601)	(533)
Total provision for credit losses for counterparty-specific and individually insignificant	1,871	1,537	1,484
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[2]	165	44	8
U.S. Retail	210	76	8
Corporate[3]	84	26	57
Total provision for credit losses – incurred but not identified	459	146	73
Provision for credit losses	$2,330	$1,683	$1,557
1	Certain comparative amounts have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in fiscal 2016. For further details, refer to the "Business Focus" section of this document.
2	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
3	The retailer program partners' share of the U.S. strategic cards portfolio.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 37

TABLE 32: PROVISION FOR CREDIT LOSSES BY INDUSTRY SECTOR[1]
(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2016	2015	2014	2016	2015	2014
Provision for credit losses – counterparty-specific and
individually insignificant
Canada
Residential mortgages	$15	$25	$15	0.8%	1.6%	1.0%
Consumer instalment and other personal
HELOC	5	7	8	0.3	0.4	0.6
Indirect auto	253	153	137	13.5	10.0	9.2
Other	169	148	167	9.0	9.6	11.3
Credit card	503	495	462	26.9	32.2	31.1
Total personal	945	828	789	50.5	53.8	53.2
Real estate
Residential	–	(3)	(1)	–	(0.2)	(0.1)
Non-residential	–	3	3	–	0.2	0.2
Total real estate	–	–	2	–	–	0.1
Agriculture	–	2	1	–	0.1	0.1
Automotive	1	2	2	0.1	0.1	0.1
Financial	–	–	1	–	–	0.1
Food, beverage, and tobacco	(3)	11	–	(0.2)	0.7	–
Forestry	–	–	–	–	–	–
Government, public sector entities, and education	(1)	–	–	(0.1)	–	–
Health and social services	4	–	2	0.2	–	0.1
Industrial construction and trade contractors	11	21	9	0.6	1.4	0.6
Metals and mining	1	(1)	2	0.1	(0.1)	0.1
Pipelines, oil, and gas	43	21	(2)	2.3	1.4	(0.1)
Professional and other services	9	(18)	31	0.5	(1.1)	2.1
Retail sector	12	9	19	0.6	0.6	1.2
Sundry manufacturing and wholesale	14	–	9	0.7	–	0.6
Telecommunications, cable, and media	1	–	1	0.1	–	0.1
Transportation	4	4	6	0.2	0.3	0.4
Other	7	11	1	0.4	0.7	0.1
Total business and government	103	62	84	5.5	4.1	5.6
Total Canada	1,048	890	873	56.0	57.9	58.8
United States
Residential mortgages	16	24	8	0.9	1.6	0.6
Consumer instalment and other personal
HELOC	58	69	38	3.1	4.5	2.5
Indirect auto	146	123	148	7.8	8.0	10.0
Other	96	77	59	5.1	5.0	4.0
Credit card	491	337	309	26.2	21.9	20.8
Total personal	807	630	562	43.1	41.0	37.9
Real estate
Residential	(5)	–	(7)	(0.3)	–	(0.5)
Non-residential	6	15	(4)	0.4	1.0	(0.3)
Total real estate	1	15	(11)	0.1	1.0	(0.8)
Agriculture	–	–	–	–	–	–
Automotive	1	4	2	0.1	0.3	0.1
Financial	(3)	1	(13)	(0.2)	0.1	(0.9)
Food, beverage, and tobacco	1	4	(1)	0.1	0.3	(0.1)
Forestry	7	–	–	0.4	–	–
Government, public sector entities, and education	(6)	2	(1)	(0.4)	0.1	(0.1)
Health and social services	2	2	8	0.1	0.1	0.6
Industrial construction and trade contractors	(1)	9	6	(0.1)	0.6	0.4
Metals and mining	3	–	–	0.2	–	–
Pipelines, oil, and gas	25	–	–	1.2	–	–
Power and utilities	1	–	–	0.1	–	–
Professional and other services	(2)	8	7	(0.1)	0.5	0.5
Retail sector	(4)	11	3	(0.2)	0.7	0.2
Sundry manufacturing and wholesale	(4)	18	9	(0.2)	1.1	0.6
Telecommunications, cable, and media	3	2	–	0.2	0.1	–
Transportation	1	–	(2)	0.1	–	(0.1)
Other	14	4	13	0.7	0.3	0.9
Total business and government	39	80	20	2.1	5.2	1.3
Total United States	846	710	582	45.2	46.2	39.2
Total excluding other loans	1,894	1,600	1,455	101.2	104.1	98.0
Other loans
Debt securities classified as loans	8	(27)	31	0.4	(1.8)	2.1
Acquired credit-impaired loans[2]	(31)	(36)	(2)	(1.6)	(2.3)	(0.1)
Total other loans	(23)	(63)	29	(1.2)	(4.1)	2.0
Total provision for credit losses – counterparty-specific and
individually insignificant	$1,871	$1,537	$1,484	100.0%	100.0%	100.0%
Provision for credit losses – incurred but not identified
Personal, business and government	463	157	120
Debt securities classified as loans	(4)	(11)	(47)
Total provision for credit losses – incurred but not identified	459	146	73
Total provision for credit losses	$2,330	$1,683	$1,557
1	Primarily based on the geographic location of the customer's address.
2	Includes all FDIC covered loans and other ACI loans.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 38

TABLE 33: PROVISION FOR CREDIT LOSSES BY GEOGRAPHY[1,2]
(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31	October 31	October 31	October 31	October 31	October 31
	2016	2015	2014	2016	2015	2014
Canada
Atlantic provinces	$69	$53	$49	3.0%	3.1%	3.1%
British Columbia[3]	120	112	109	5.1	6.7	7.0
Ontario[3]	400	415	446	17.2	24.7	28.6
Prairies[3]	310	174	141	13.3	10.3	9.1
Québec	149	136	128	6.4	8.1	8.2
Total Canada	1,048	890	873	45.0	52.9	56.0
United States
Carolinas (North and South)	33	26	30	1.4	1.5	1.9
Florida	53	43	36	2.3	2.6	2.3
New England[4]	112	135	84	4.8	8.0	5.4
New Jersey	81	87	52	3.4	5.2	3.4
New York	98	84	56	4.2	5.0	3.6
Pennsylvania	41	41	33	1.8	2.4	2.1
Other	428	294	291	18.4	17.5	18.7
Total United States	846	710	582	36.3	42.2	37.4
International
Other	–	–	–	–	–	–
Total international	–	–	–	–	–	–
Total excluding other loans	1,894	1,600	1,455	81.3	95.1	93.4
Other loans	(23)	(63)	29	(1.0)	(3.8)	1.9
Total counterparty-specific and individually insignificant provision	1,871	1,537	1,484	80.3	91.3	95.3
Incurred but not identified provision	459	146	73	19.7	8.7	4.7
Total provision for credit losses	$2,330	$1,683	$1,557	100.0%	100.0%	100.0%

Provision for credit losses as a % of average	October 31	October 31	October 31
net loans and acceptances[5]	2016	2015	2014
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.81	0.72	0.72
Business and government	0.12	0.08	0.13
Total Canada	0.27	0.24	0.25
United States
Residential mortgages	0.06	0.09	0.04
Credit card, consumer instalment and other personal	1.50	1.38	1.54
Business and government	0.04	0.10	0.03
Total United States	0.46	0.46	0.49
International	–	–	–
Total excluding other loans	0.33	0.31	0.31
Other loans	(0.84)	(1.69)	0.59
Total counterparty-specific and individually insignificant provision	0.32	0.29	0.32
Incurred but not identified provision	0.08	0.03	0.02
Total provision for credit losses as a % of average
net loans and acceptances	0.40%	0.32%	0.33%
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Primarily based on the geographic location of the customer's address.
3	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
4	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
5	Includes customers' liability under acceptances.

Non-Prime Loans

As at October 31, 2016, the Bank had approximately $2.6 billion (October 31, 2015 – $2.6 billion), gross exposure to non-prime loans, which primarily consist of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the annual PCL divided by the average month-end loan balance was approximately 6.79% on an annual basis (October 31, 2015 – 3.84%). PCL primarily increased due to higher provisions for individually insignificant impaired loans, reflecting continued weakness in oil and gas impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 39

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 34: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)									As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											October 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	6	174	–	–	9	9	22	36	1	59	242
Ireland	–	–	–	–	45	–	592	637	–	–	–	–	637
Portugal	–	–	–	–	–	–	26	26	1	–	–	1	27
Spain	–	105	48	153	–	–	52	52	2	–	–	2	207
Total GIIPS	–	273	54	327	45	–	679	724	25	36	1	62	1,113
Rest of Europe
Belgium	268	–	5	273	166	45	21	232	5	94	–	99	604
Finland	7	64	13	84	–	21	100	121	–	1,379	–	1,379	1,584
France	437	765	169	1,371	96	863	1,582	2,541	108	6,734	262	7,104	11,016
Germany	1,037	644	55	1,736	464	738	709	1,911	186	10,779	19	10,984	14,631
Netherlands	588	555	271	1,414	604	240	367	1,211	16	4,271	506	4,793	7,418
Sweden	–	64	222	286	–	247	76	323	7	1,359	451	1,817	2,426
Switzerland	1,125	58	125	1,308	75	–	802	877	51	–	168	219	2,404
United Kingdom	1,787	3,009	37	4,833	1,000	550	4,823	6,373	158	1,765	3,429	5,352	16,558
Other[6]	–	4	7	11	60	317	683	1,060	7	1,366	571	1,944	3,015
Total Rest of Europe	5,249	5,163	904	11,316	2,465	3,021	9,163	14,649	538	27,747	5,406	33,691	59,656
Total Europe	$5,249	$5,436	$958	$11,643	$2,510	$3,021	$9,842	$15,373	$563	$27,783	$5,407	$33,753	$60,769

Country											October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	203	4	207	–	–	3	3	1	25	2	28	238
Ireland	–	–	–	–	–	–	375	375	–	–	–	–	375
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	63	47	110	–	–	37	37	7	–	–	7	154
Total GIIPS	–	266	51	317	–	–	415	415	8	25	2	35	767
Rest of Europe
Belgium	4,794	–	40	4,834	98	32	1	131	6	–	–	6	4,971
Finland	7	65	13	85	–	23	64	87	–	952	–	952	1,124
France	469	–	205	674	97	617	1,178	1,892	29	3,339	176	3,544	6,110
Germany	1,451	1,094	100	2,645	507	754	738	1,999	88	9,442	127	9,657	14,301
Netherlands	457	295	517	1,269	641	330	223	1,194	14	4,189	464	4,667	7,130
Sweden	–	30	167	197	–	27	62	89	28	458	441	927	1,213
Switzerland	1,103	181	216	1,500	22	–	707	729	11	–	211	222	2,451
United Kingdom	2,161	2,434	128	4,723	750	764	3,982	5,496	114	548	4,002	4,664	14,883
Other[6]	118	15	8	141	63	113	356	532	9	1,235	137	1,381	2,054
Total Rest of Europe	10,560	4,114	1,394	16,068	2,178	2,660	7,311	12,149	299	20,163	5,558	26,020	54,237
Total Europe	$10,560	$4,380	$1,445	$16,385	$2,178	$2,660	$7,726	$12,564	$307	$20,188	$5,560	$26,055	$55,004
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at October 31, 2016, or October 31, 2015.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $6.9 billion for GIIPS (October 31, 2015 – $5.6 billion) and $24.7 billion for the rest of Europe (October 31, 2015 – $41.9 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading portfolio exposures are net of eligible short positions. Deposits of $1.3 billion (October 31, 2015 – $1.5 billion) are included in the trading and investment portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at October 31, 2016, and October 31, 2015.
5	The reported exposures do not include $0.3 billion of protection the Bank purchased through CDS (October 31, 2015 – $0.4 billion).
6	Other European exposure is distributed across 9 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2016, and October 31, 2015.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 40

TABLE 35: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)					As at
	October 31, 2016				October 31, 2015
	Loans and Commitments			Loans and Commitments
Country	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	170	4	174	204	3	207
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	–	153	153	63	47	110
Total GIIPS	170	157	327	267	50	317
Rest of Europe
Belgium	–	273	273	–	4,834	4,834
Finland	71	13	84	61	24	85
France	830	541	1,371	179	495	674
Germany	788	948	1,736	1,730	915	2,645
Netherlands	970	444	1,414	744	525	1,269
Sweden	282	4	286	193	4	197
Switzerland	562	746	1,308	662	838	1,500
United Kingdom	3,117	1,716	4,833	2,581	2,142	4,723
Other[3]	5	6	11	135	6	141
Total Rest of Europe	6,625	4,691	11,316	6,285	9,783	16,068
Total Europe	$6,795	$4,848	$11,643	$6,552	$9,833	$16,385
1	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 9 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2016, and October 31, 2015.

Of the Bank's European exposure, approximately 98% (October 31, 2015 – 99%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $8.9 billion (October 31, 2015 – $8.8 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $0.2 billion (October 31, 2015 – $1.6 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 36: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					October 31, 2016
FDIC-assisted acquisitions	$508	$480	$1	$35	$444	87.4%
South Financial	529	494	3	23	468	88.5
Other[2]	2	–	–	–	–	–
Total ACI loan portfolio	$1,039	$974	$4	$58	$912	87.8%

					October 31, 2015
FDIC-assisted acquisitions	$636	$601	$1	$45	$555	87.3%
South Financial	853	813	5	32	776	91.0
Other[2]	40	–	–	–	–	–
Total ACI loan portfolio	$1,529	$1,414	$6	$77	$1,331	87.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 41

During the year ended October 31, 2016, the Bank recorded a recovery of $31 million in PCL on ACI loans (2015 – $36 million, 2014 – $2 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TABLE 37: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)	As at
	October 31, 2016		October 31, 2015
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$914	88.0%	$1,314	85.9%
30-89 days past due	24	2.3	42	2.8
90 or more days past due	101	9.7	173	11.3
Total ACI loans	$1,039	100.0%	$1,529	100.0%

Geographic region
Florida	$691	66.5%	$933	61.0%
South Carolina	260	25.0	443	29.0
North Carolina	83	8.0	110	7.2
Other U.S. and Canada	5	0.5	43	2.8
Total ACI loans	$1,039	100.0%	$1,529	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank's debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at October 31, 2016, was US$41 million (October 31, 2015 – US$43 million). During the year ended October 31, 2016, the Bank recorded an increase of allowances for credit losses of US$3 million in PCL (net release of allowance for credit losses of US$29 million in 2015 and of US$14 million in 2014).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at October 31, 2016, and October 31, 2015. As at October 31, 2016, the balance of the remaining acquisition-related incurred loss was US$160 million (October 31, 2015 – US$158 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 38: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)				As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				October 31, 2016
Non-agency CMOs	$1,158	$1,020	$195	$825	71.2%

				October 31, 2015
Non-agency CMOs	$1,431	$1,268	$202	$1,066	74.5%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 42

TABLE 39: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)					As at
		Alt-A	Prime Jumbo			Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					October 31, 2016
2003	$20	$23	$20	$21	$40	$44
2004	49	55	15	17	64	72
2005	204	248	14	16	218	264
2006	157	187	73	84	230	271
2007	226	270	88	99	314	369
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$656	$783	$210	$237	$866	$1,020
Less: allowance for incurred but not identified credit losses					41
Total					$825

					October 31, 2015
2003	$36	$41	$41	$44	$77	$85
2004	62	69	19	21	81	90
2005	256	297	18	20	274	317
2006	201	220	90	101	291	321
2007	274	314	112	120	386	434
Total portfolio net of counterparty-specific and
individually insignificant credit losses	$829	$941	$280	$306	$1,109	$1,247
Less: allowance for incurred but not identified credit losses					43
Total					$1,066
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 43

Group Financial Condition

Capital Position

TABLE 40: CAPITAL STRUCTURE AND RATIOS – Basel III[1]
(millions of Canadian dollars, except as noted)	2016	2015
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$20,881	$20,457
Retained earnings	35,452	32,053
Accumulated other comprehensive income	11,834	10,209
Common Equity Tier 1 Capital before regulatory adjustments	68,167	62,719

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(19,517)	(19,143)
Intangibles (net of related tax liability)	(2,241)	(2,192)
Deferred tax assets excluding those arising from temporary differences	(172)	(367)
Cash flow hedge reserve	(1,690)	(1,498)
Shortfall of provisions to expected losses	(906)	(140)
Gains and losses due to changes in own credit risk on fair valued liabilities	(166)	(188)
Defined benefit pension fund net assets (net of related tax liability)	(11)	(104)
Investment in own shares	(72)	(4)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions
(amount above 10% threshold)	(1,064)	(1,125)
Total regulatory adjustments to Common Equity Tier 1 Capital	(25,839)	(24,761)
Common Equity Tier 1 Capital	42,328	37,958

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	3,899	2,202
Directly issued capital instruments subject to phase out from Additional Tier 1	3,236	3,211
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	286	399
Additional Tier 1 Capital instruments before regulatory adjustments	7,421	5,812

Additional Tier 1 Capital instruments regulatory adjustments
Investment in own Additional Tier 1 instruments	–	(2)
Significant investments in the capital of banking, financial, and insurance entities that are outside
the scope of regulatory consolidation, net of eligible short positions	(352)	(352)
Total regulatory adjustments to Additional Tier 1 Capital	(352)	(354)
Additional Tier 1 Capital	7,069	5,458
Tier 1 Capital	49,397	43,416

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	5,760	2,489
Directly issued capital instruments subject to phase out from Tier 2	4,899	5,927
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	270	207
Collective allowances	1,660	1,731
Tier 2 Capital before regulatory adjustments	12,589	10,354

Tier 2 regulatory adjustments
Significant investments in the capital of banking, financial, and insurance entities that are outside
consolidation, net of eligible short positions	(170)	(170)
Total regulatory adjustments to Tier 2 Capital	(170)	(170)
Tier 2 Capital	12,419	10,184
Total Capital	61,816	53,600

Risk-weighted assets[2]
Common Equity Tier 1 Capital	$405,844	$382,360
Tier 1 Capital	405,844	383,301
Total Capital	405,844	384,108
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	10.4%	9.9%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	12.2	11.3
Total Capital (as percentage of Total Capital risk-weighted assets)	15.2	14.0
Leverage ratio[3]	4.0	3.7

1	Capital position has been calculated using the "all-in" basis.
2	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. The scalar for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
3	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 44

THE BANK'S CAPITAL MANAGEMENT OBJECTIVES

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
-	the Bank's Risk Appetite Statement (RAS);
-	capital requirements defined by relevant regulatory authorities; and
-	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
-	insulate the Bank from unexpected events; and
-	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

Enterprise Capital Management manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets. The Board of Directors (the "Board") oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

Economic capital is the Bank's internal measure of required capital and is one of the key components in the Bank's assessment of internal capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank's business operations. Characteristics of these models are described in the "Managing Risk" section of this document. The objective of the Bank's economic capital framework is to hold risk-based capital to cover unexpected losses consistent with TD’s solvency and ratings standards. The Bank's chosen standards are well-founded and consistent with its overall risk profile and current operating environment.

Since November 1, 2007, the Bank has been operating its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank's economic capital framework captures other material Pillar 2 risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as "Other", namely business risk, insurance risk, and the Bank's significant investments. The framework also captures diversification benefits across risk types and business segments.

Please refer to the "Economic Capital and Risk-Weighted Assets by Segment" section for a business segment breakdown of the Bank's economic capital.

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage ratio exposure which is primarily comprised of on balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI's Capital Requirements under Basel III

The Office of the Superintendent of Financial Institutions Canada's (OSFI) Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2016, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively, unchanged from fiscal 2015. This scalar for the CET1 calculation increases to 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages apply to the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In July 2013, the BCBS published the updated final rules on global systemically important banks (G-SIB). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5% respectively.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 45

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach. The remaining assets in the U.S. Retail segment continue to use the standardized approach for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

As at October 31, 2016, the Bank's CET1, Tier 1, and Total Capital ratios were 10.4%, 12.2%, and 15.2%, respectively. Compared with the Bank's CET1 Capital ratio of 9.9% at October 31, 2015, the CET1 Capital ratio, as at October 31, 2016, increased due to growth in retained earnings, partially offset by a combination of common shares repurchased, actuarial losses on employee benefit plans primarily due to a decline in long term interest rates, and RWA growth in the Canadian and U.S. Retail segments.

As at October 31, 2016, the Bank's leverage ratio was 4.0%. Compared with the Bank's leverage ratio of 3.7% at October 31, 2015, the leverage ratio, as at October 31, 2016, increased mainly from capital generation and preferred share issuances, partially offset by business growth in all segments.

Common Equity Tier 1 Capital

CET1 Capital was $42.3 billion as at October 31, 2016. Strong earnings growth contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $521 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $49 billion as at October 31, 2016, consisting of CET1 Capital and Additional Tier 1 Capital of $42 billion and $7 billion, respectively. Tier 1 Capital management activities during the year consisted of the issuance of $700 million non-cumulative Rate Reset Preferred Shares, Series 12 and $1 billion non-cumulative Rate Reset Preferred Shares, Series 14, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability.

Tier 2 Capital was $12 billion as at October 31, 2016. Tier 2 Capital management activities during the year consisted of the issuance of $1.25 billion 4.859% subordinated debentures due March 4, 2031, and US$1.5 billion 3.625% subordinated debentures due September 15, 2031, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability, and the redemption of $1 billion 3.367% subordinated debentures due November 2, 2020. On October 27, 2016, the Bank announced its intention to redeem $2.25 billion 4.779% subordinated debentures due December 14, 2105 on December 14, 2016.

Internal Capital Adequacy Assessment Process

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's capital modeling and stress testing practices which help inform the Bank's overall CAR.

The ICAAP is led by Risk Management and is supported by numerous functional areas who together help assess the Bank's internal capital adequacy. This assessment ultimately represents the capacity to bear risk in congruence with the Bank's risk profile and RAS. Risk Management alongside Enterprise Capital Management assesses and monitors the overall adequacy of the Bank's available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2016, the quarterly dividend was $0.55 per share, consistent with the Bank's current target payout range of 40% to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $2.16 per share (2015 – $2.00). For cash dividends payable on the Bank's preferred shares, refer to Note 21 of the 2016 Consolidated Financial Statements. As at October 31, 2016, 1,857 million common shares were outstanding (2015 – 1,855 million). The Bank's ability to pay dividends is subject to the requirements of the Bank Act (Canada) (the "Bank Act") and OSFI. Refer to Note 21 of the 2016 Consolidated Financial Statements for further information on dividend restrictions.

NORMAL COURSE ISSUER BID

On December 9, 2015, the Bank announced that the Toronto Stock Exchange and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. During the year ended October 31, 2016, the Bank completed its share repurchase under the NCIB and repurchased 9.5 million common shares at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 46

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank's RWA are included in the following table.

TABLE 41: COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS[1]
(millions of Canadian dollars)		As at
	October 31, 2016	October 31, 2015
Credit risk[2]
Retail
Residential secured	$29,563	$28,726
Qualifying revolving retail	18,965	12,586
Other retail	43,288	60,976
Non-retail
Corporate	169,559	150,497
Sovereign	5,139	4,071
Bank	9,087	11,412
Securitization exposures	16,161	13,074
Equity exposures	789	866
Exposures subject to standardized or Internal Ratings Based (IRB) approaches	292,551	282,208
Adjustment to IRB RWA for scaling factor	8,515	6,347
Other assets not included in standardized or IRB approaches	39,230	40,032
Total credit risk	340,296	328,587
Market risk
Trading book	12,211	12,655
Operational risk[3]	48,001	41,118
Regulatory floor	5,336	–
Total	$405,844	$382,360
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. The scalar for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are 64%, 71%, and 77%, respectively.
2	Effective the third quarter of 2016, the majority of U.S. Retail's retail portfolio credit risk RWA are calculated using the AIRB approach. Prior to the third quarter of 2016, RWA were calculated using the Standardized Approach.
3	Effective the third quarter of 2016, operational risk RWA is calculated using a combination of the Advanced Measurement Approach (AMA) and the Standardized Approach (TSA). Prior to the third quarter of 2016, RWA were calculated using TSA.

TABLE 42: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the years ended
		October 31, 2016		October 31, 2015
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at	$308,164	$20,423	$258,009	$17,917
beginning of period
Book size	18,589	(527)	21,254	680
Book quality	2,556	(223)	(679)	(405)
Model updates	(11,195)	(4,144)	(910)	–
Methodology and policy	–	–	–	705
Acquisitions and disposals	(318)	–	2,169	–
Foreign exchange movements	5,124	432	26,242	1,526
Other	1,415	–	2,079	–
Total RWA movement	16,171	(4,462)	50,155	2,506
Common Equity Tier 1 Capital RWA, balance at
end of period	$324,335	$15,961	$308,164	$20,423

Counterparty credit risk is comprised of over-the-counter derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which was phased in at 64% for fiscal 2016 (2015 – 64%). Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, current and deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for fiscal 2016, is mainly due to growth in commercial loans in the U.S. Retail segment and across various portfolios in the Canadian Retail segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB approach. RWA in counterparty credit risk decreased due to optimization in the potential future exposures calculation for certain derivatives allowed under the Basel III framework.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to fluctuations in the U.S. dollar to Canadian dollar exchange rate on the U.S. portfolios in the U.S. Retail segment.

The Other category consists of items not described in the above categories including changes in exposures not included under advanced or standardized methodologies such as prepaid expenses, current and deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 47

TABLE 43: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the years ended
	October 31, 2016	October 31, 2015
RWA, balance at beginning of period	$12,655.0	$14,376.0
Movement in risk levels	548.0	49.0
Model updates	–	–
Methodology and policy	(992.0)	(1,770.0)
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	(444.0)	(1,721.0)
RWA, balance at end of period	$12,211.0	$12,655.0
1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements.

The Model updates category reflects updates to the model to reflect recent experience and changes in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes. Methodology changes related to debt specific risk drove the decrease in RWA. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 44: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the years ended
	October 31, 2016	October 31, 2015
RWA, balance at beginning of period	$41,118	$38,092
Revenue generation	790	3,026
Movement in risk levels	–	–
Methodology and policy	6,093	–
Acquisitions and disposals	–	–
RWA, balance at end of period	$48,001	$41,118

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment and internal control factors, scenario analysis and movements in foreign exchange. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Effective the third quarter of 2016, OSFI approved the Bank to use the AMA to calculate operational risk weighted assets.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 48

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank's RWA and economic capital as at October 31, 2016. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank's internal view of capital required for these risks as well as risks not captured within the assessment of RWA as described in the "Economic Capital" section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 49

TABLE 45: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)		As at
	October 31, 2016	October 31, 2015
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,857.6	1,856.2
Treasury shares – common	(0.4)	(1.1)
Total common shares	1,857.2	1,855.1
Stock options
Vested	5.5	7.0
Non-vested	9.9	11.4
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12[2]	28.0	–
Series 14[3]	40.0	–
Total preferred shares – equity	176.0	108.0
Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	175.8	107.9
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the 2016 Consolidated Financial Statements.
2	On January 14, 2016, the Bank issued 28 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 12 ("Series 12 shares") for gross cash consideration of $700 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 12 shares, and assuming there are no declared and unpaid dividends on the Series 12 shares or Series 13 shares, as applicable, would be 140 million.
3	On September 8, 2016, the Bank issued 40 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 14 ("Series 14 shares") for gross cash consideration of $1 billion, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 14 shares, and assuming there are no declared and unpaid dividends on the Series 14 shares or Series 15 shares, as applicable, would be 200 million.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 50

Future Regulatory Capital Developments

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, as of July 1, 2016, TD has consolidated 90% of its U.S. legal entity ownership interests under a single top tier U.S. Intermediate Holding Company (IHC), and will consolidate 100% of its U.S. legal entity ownership interests by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada's D-SIBs. Refer to the section on "Regulatory Developments Concerning Liquidity and Funding" in this document for more details.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate RWA. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market, and operational risk standardized approaches which are currently all under review and consultation.

In July 2015, BCBS released a consultative document on a revision of the CVA framework set out in the current Basel III capital standards for the treatment of counterparty credit risk. The revised framework proposes to better align the capital standard with the fair value measurement of CVA employed under various accounting regimes and the proposed revisions to the market risk framework under the Fundamental Review of the Trading Book. The estimated timing for implementation is early 2018 to align with the implementation of the revised market risk framework.

In December 2015, BCBS released the second consultative document on revisions to the standardized approach for credit risk. Similar to the first consultative document published in December 2014, the scope covers most asset classes, including Bank and Corporate exposures, Residential and Commercial real estate and off-balance sheet exposures.

In January 2016, OSFI issued for comment a draft guideline on Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements issued by the BCBS in January 2015, which require disclosure of standard templates to provide comparability and consistency of capital and risk disclosures amongst banks. The final version of the guideline will replace OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. The implementation date for these requirements is expected to be no later than the fourth quarter of 2018.

In March 2016, BCBS issued a consultative document "Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches". The key aspects of the proposal include removing the option to use the Internal Ratings Based approaches for certain exposure categories, such as loans to financial institutions and large corporations, and providing greater specification of parameter estimation practices, including model-parameter floors.

In March 2016, BCBS also released the consultative paper on a new Standardized Measurement Approach (SMA) to replace the AMA to measure operational risk.

In April 2016, BCBS issued a consultative document on revisions to the Basel III Leverage Ratio Framework and reaffirmed the 3% minimum leverage ratio requirement, but is considering higher requirements for G-SIBs, which would not currently be applicable to TD. Proposed revisions to the design and calibration of the framework include changes to the measurement of derivative exposures, equalization of trade date and settlement date accounting methodologies, treatment of provisions and alignment of the credit conversion factors for off-balance sheet items with those proposed in the revised standardized approach for credit risk.

In April 2016, OSFI released for public consultation proposed updates to the regulatory capital requirements for loans secured by residential real estate. The update introduces a risk-sensitive floor for capital models that will be tied to the behaviour of property prices, both in terms of recent housing price trends and the behaviour of housing prices relative to household incomes, thereby increasing risk weights for certain loans secured by residential real estate. The new rule will come into effect for fiscal 2017 and will apply prospectively to newly issued loans.

In July 2016, BCBS published an updated standard on the revised securitization framework to incorporate the final standard for the capital treatment for "simple, transparent, and comparable" (STC) securitizations. Securitization exposures that meet the STC criteria qualify for reduced minimum capital requirements. The updated framework will be effective January 2018.

In October 2016, BCBS issued a discussion paper on the options for the long-term regulatory treatment of accounting provisions, given the upcoming changes in accounting provisioning standards under IFRS 9 that require the use of expected credit loss (ECL) models instead of incurred loss models. Simultaneously, BCBS issued a consultative document that proposes to retain, for the interim period, the current regulatory treatment of accounting provisions. The BCBS is also considering a transitional arrangement for the impact of ECL accounting on regulatory capital. Refer to the section on "Future Changes in Accounting Policy" in this document for additional details on IFRS 9.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 51

Group FINANCIAL condition

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the "Managing Risk" section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Note 2 of the 2016 Consolidated Financial Statements for further information regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes credit cards and personal loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank's Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2016 Consolidated Financial Statements for further information.

TABLE 46: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				October 31, 2016
Residential mortgage loans	$23,081	$–	$–	$3,661	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	2,012	–	–
Business and government loans	–	–	–	1,664	31
Total exposure	$23,081	$–	$5,654	$5,325	$31

				October 31, 2015
Residential mortgage loans	$23,452	$–	$–	$6,759	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Credit card loans	–	–	–	–	–
Business and government loans	–	–	–	1,828	38
Total exposure	$23,452	$–	$3,642	$8,587	$38
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at October 31, 2016, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at October 31, 2016, the SPEs had $4 billion of issued notes outstanding (October 31, 2015 – $4 billion). As at October 31, 2016, the Bank's maximum potential exposure to loss for these conduits was $4 billion (October 31, 2015 – $4 billion) of which $4 billion underlying consumer instalment and other personal loans was government insured (October 31, 2015 – nil).

Credit Card Loans

The Bank securitizes credit card loans through an SPE. The Bank has consolidated the SPE as it serves as a financing vehicle for the Bank’s assets, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2016, the Bank securitized $2 billion of credit card receivables. As at October 31, 2016, the consolidated SPE had US$1.5 billion variable rate notes outstanding (October 31, 2015 – nil). The notes are issued to third party investors and have fair value of US$1.5 billion as at October 31, 2016 (October 31, 2015 – nil). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 52

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $14.5 billion as at October 31, 2016 (October 31, 2015 – $10.6 billion). Further, as at October 31, 2016, the Bank had committed to provide an additional $3.5 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2015 – $1.7 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 47: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)			As at
	October 31, 2016		October 31, 2015
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$9,826	3	$6,962	3.2
Credit card loans			–	–
Automobile loans and leases	2,637	1.3	1,847	1.6
Trade receivables	1,989	2.3	1,792	2.2
Total exposure	$14,452	2.6	$10,601	2.7
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2016, the Bank held $1.1 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on its Consolidated Balance Sheet (October 31, 2015 – $1.1 billion).

OFF-BALANCE SHEET EXPOSURE TO THIRD PARTY-SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $1.8 billion as at October 31, 2016 (October 31, 2015 – $1.3 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at October 31, 2016, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Commitments

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, and commitments to extend credit. These products may expose the Bank to liquidity, credit and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 28 of the 2016 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit" in Note 28 of the 2016 Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. During the year, the Bank refined the definition and it may be subject to further refinement moving forward. As at October 31, 2016, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $24.9 billion (October 31, 2015 – $11.2 billion).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, written options, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 28 of the 2016 Consolidated Financial Statements for further information regarding the accounting for guarantees.

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Group FINANCIAL condition

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 24 of the 2016 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

(1) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and four independent directors of TD.

The following is a description of significant transactions between the Bank and TD Ameritrade.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement

The Bank is party to an IDA agreement, as amended, with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $1,235 million in 2016 (2015 – $1,051 million; 2014 – $895 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $112 billion in 2016 (2015 – $95 billion; 2014 – $80 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2016, amounts receivable from TD Ameritrade were $72 million (October 31, 2015 – $79 million). As at October 31, 2016, amounts payable to TD Ameritrade were $141 million (October 31, 2015 – $140 million).

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2016, the Bank paid $97 million (October 31, 2015 – $124 million; October 31, 2014 – $122 million) for these services. As at October 31, 2016, the amount payable to Symcor was $16 million (October 31, 2015 – $10 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2016, and October 31, 2015.

Group FINANCIAL condition

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading loans and securities, and financial instruments designated at fair value through profit or loss, securities classified as available-for-sale, and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements, with the exception of certain available-for-sale securities recorded at cost. Financial instruments classified as held-to-maturity, loans and receivables, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Accounting Judgements, Estimates, and Assumptions" – "Fair Value Measurement" section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 54

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the "Managing Risk" section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank's reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this document.

TOP AND EMERGING RISKS THAT MAY AFFECT THE BANK AND FUTURE RESULTS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions
TD and its customers operate in Canada, the U.S., and other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt, commodity and capital markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, geopolitical risk associated with political unrest, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into its business plans and strategies; it also incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the potential risks.

Executing on Key Priorities and Strategies

The Bank has a number of priorities and strategies, including those detailed in each segment's "Business Segment Analysis" section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited timeframes to complete the projects, and competing priorities for limited specialized resources.

In respect of acquisitions, the Bank undertakes deal assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that TD will achieve its objectives, including anticipated cost savings, or revenue synergies following acquisitions and integration. In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage our priorities and strategies, our ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the "Business Outlook and Focus for 2017" and "Managing Risk" sections of this document, as well as disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank's control and are difficult to predict.

If any of the Bank's acquisitions, strategic plans or priorities are not successful, there could be an impact on the Bank's operations and financial performance and the Bank's earnings could grow more slowly or decline.

Technology and Information Security Risk

Technology and information security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, hackers and other external parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, the complexity of our technology infrastructure, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank's technologies, systems and networks, and those of our customers and the third parties providing services to us, may be subject to attacks, breaches or other compromises. These may include cyber-attacks such as targeted attacks on banking systems and applications, malicious software, denial of service attacks, phishing attacks and theft of data, and may involve attempts to fraudulently induce employees, customers, third party service providers or other users of the Bank's systems to disclose sensitive information in order to gain access to the Bank's data or that of its customers. The Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs, using industry best practices, and robust threat and vulnerability assessments and responses. The Bank also invests in projects to continually review and enhance its information technology infrastructure. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such information and technology related risks, particularly because the techniques used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As such, with any attack, breach or compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update our operational and security systems and infrastructure; and reputational damage.

Evolution of Fraud and Criminal Behaviour
As a financial institution, TD is inherently exposed to various types of fraud and other financial crime. The sophistication, complexity and materiality of these crimes evolves quickly. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such other parties including financial statements and financial information. The Bank may also rely on the representations of customers and counterparties as to the accuracy and completeness of such information. In addition to the risk of material loss that could result in the event of a financial crime, client and market confidence in the Bank could be potentially impacted. TD has invested in a coordinated approach to strengthen the Bank's

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 55

fraud defences and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defences to strengthen the Bank's control posture to combat more complex fraud.

Third Party Service Providers
The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they also create reliance upon the continuity, reliability and security of these relationships, and their associated processes, people and facilities. As the financial services industry and its supply chains become more complex, the need for robust, holistic and sophisticated controls and ongoing oversight also grows. Just as the Bank's owned and operated applications, processes, products and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, and criminal or terrorist acts (such as cyber-attacks), each of its suppliers may be exposed to similar risks which could in turn impact the Bank's operations. Such adverse effects could limit the Bank's ability to deliver products and services to customers, and/or damage the Bank's reputation, which in turn could lead to disruptions to our businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third party supplier risk management, as well as policies and procedures governing third party relationships from the point of selection through the life cycle of both the relationship and the good or service. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

Introduction of New and Changes to Current Laws and Regulations
The introduction of new, and changes to current laws and regulations, changes in interpretation or application of existing laws and regulations, judicial decisions, as well as the fiscal, economic and monetary policies of various regulatory agencies and governments in Canada, the U.S. and other countries, and changes in their interpretation or implementation, could adversely affect TD's operations, profitability and reputation. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation.

The most recent financial crisis resulted in, and could further result in, unprecedented and considerable change to laws and regulations applicable to financial institutions and the financial industry. The global privacy landscape continues to experience regulatory change, with significant new legislation anticipated to come into force in the jurisdictions in which TD does business in the short- and medium-term. In the U.S., updates to the definition of 'fiduciary' under rules promulgated by the Department of Labor could impact a broad range of products and sales practices. Finally, in Canada, there are a number of regulatory initiatives underway that could impact financial institutions, including with respect to the deposit insurance system, credit cards, payment evolution and modernization, consumer protection, and the Canadian housing market.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a U.S. federal law, was signed into law on July 21, 2010. It requires significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank's operations outside the U.S., including in Canada. Many parts of Dodd-Frank are in effect and others are in the implementation stage. Certain of the rules that impact the Bank include:

•	The "Volcker Rule" – In December 2013, the U.S. Board of Governors of the Federal Reserve System (the "Federal Reserve") and other U.S. federal regulatory agencies issued final regulations implementing the Volcker Rule provisions of Dodd-Frank, which restrict banking entities from engaging, as principal, in proprietary trading and from sponsoring or holding ownership interests in or having certain relationships with certain hedge funds and private equity funds, subject to certain exceptions and exclusions. The Volcker Rule also requires banking entities to establish comprehensive compliance programs that are reasonably designed to document, describe, monitor, and limit covered trading and fund activities. The Bank has established compliance programs under the Volcker Rule where applicable. However, given the complexity of the Volcker Rule's application, and the lack of regulatory guidance on certain matters, it is possible that future regulatory guidance or review could result in additional limitations on the Bank's trading and fund activities. The Volcker Rule will likely continue to increase our operational and compliance costs.

•	Capital Planning and Stress Testing – Pursuant to the Federal Reserve's Comprehensive Capital Analysis and Review (CCAR) process, the Bank is required to submit an annual capital plan, as well as annual and semi-annual stress test results for our top-tier U.S. bank holding company (TD Group US Holdings LLC), on a consolidated basis, to the Federal Reserve. The Federal Reserve defines stress test scenarios for both the company-run and supervisory stress tests by bank holding companies. In addition, the U.S. Office of the Comptroller of the Currency (OCC) defines requirements for company-run stress tests by national banks. On April 5, 2016, TD Group US Holdings LLC submitted its first annual capital plan and prescribed stress testing results to the Federal Reserve. TD Bank, N.A. and TD Bank USA, N.A. also submitted prescribed stress testing results to the OCC. On June 29, 2016, the Federal Reserve announced that it did not object to the annual capital plan of TD Group US Holdings LLC. On October 5, 2016, TD Group US Holdings LLC provided its first semi-annual stress test submission. Any issues arising from U.S. regulators' review of such capital plan and stress testing may negatively impact the Bank's operations and/or reputation and lead to increased costs.

•	Intermediate Holding Company Establishment – In February 2014, the Federal Reserve adopted a final rule that imposes "enhanced prudential standards" on certain non-U.S. banking organizations ("FBOs") having a U.S. presence and global consolidated assets of US$10 billion or more. Such standards include enhanced capital and liquidity requirements, stress testing obligations and risk management standards with additional requirements and expectations for FBOs with at least US$50 billion in combined U.S. assets. In addition, FBOs with U.S. non-branch assets of US$50 billion or more, such as the Bank, were required to establish, by July 1, 2016, a separately capitalized top-tier U.S. intermediate holding company (IHC). The IHC is required to hold the FBO's ownership interests in all of its U.S. subsidiaries (with certain limited exceptions) but not the assets of the FBO's U.S. branches and agencies. TD is implementing the IHC requirements in phases, the first of which was concluded in July 2015, at which time TD Group US Holdings LLC was established as the top-tier bank holding company in the U.S. On July 1, 2016, TD Group US Holdings LLC was officially designated as the Bank's IHC and at least 90% of the Bank's U.S. non-branch assets were transferred to it, with the remaining ownership interests in the Bank's U.S. subsidiaries to be transferred to the IHC by July 1, 2017. Compliance with the rule, including adopted proposals, also requires increased reporting, recordkeeping and disclosure requirements. The foregoing actions did, and will continue to, require TD to incur operational, capital, liquidity, and compliance costs and may impact its businesses, operations, and results in the U.S. and overall.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 56

In general, in connection with Dodd-Frank and its implementing regulations and actions by regulators, the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional operational and compliance costs.

Basel III
OSFI's guideline on Liquidity Adequacy Requirements (LAR) will incorporate the finalized Basel Committee on Banking Supervision Net Stable Funding Ratio (NSFR) rules in the near future. TD expects that OSFI will require banks to meet the 100% NSFR ratio no later than 2018. The Bank will continue to evaluate the impact of implementing the NSFR and determine adjustments required to liquidity and funding management strategies.

Regulatory Oversight and Compliance Risk

Our businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the geographies where TD operates, with some of the most noteworthy changes arising in the U.S. Regulators have demonstrated a trend towards establishing new standards and best practice expectations via enforcement actions and an increased use of public enforcement with substantial fines and penalties when compliance breaches occur. TD continually monitors and evaluates the potential impact of rules, proposals, consent orders, and regulatory guidance relevant within all of its business segments. However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these rules by their respective effective dates and consideration of regulator expectations set out in enforcement actions, it is possible that TD may not be able to accurately predict the impact of final versions of rules or the interpretation or enforcement actions taken by regulators. This could require the Bank to take further actions or incur more costs than expected. In addition, TD believes that regulators may continue to take formal enforcement action, rather than taking informal/supervisory actions, more frequently than they have done historically. As a result, despite its prudence and management efforts, the Bank's operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results. Also, it may be determined that the Bank has not successfully addressed new rules, orders or enforcement actions to which it is subject. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions and litigation. The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance and its reputation.

Principles for Effective Risk Data Aggregation
In January 2013, the Basel Committee on Banking Supervision (BCBS) finalized its "Principles for Effective Risk Data Aggregation and Reporting". The principles provide guidelines for areas such as: governance of risk data, architecture and infrastructure, accuracy, completeness, timeliness, and adaptability of reporting. As a result, the Bank faces increased complexity with respect to operational compliance and increased compliance and operating costs. Programs are in place to manage the enhancement of risk data aggregation and reporting.

Level of Competition and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and attraction of new customers can be influenced by many factors, including the quality, pricing and variety of products and services offered, as well as an institution's reputation and ability to innovate. Ongoing or increased competition may impact the Bank's pricing of products and services and may cause us to lose market share. Increased competition also may require us to make additional short and long-term investments in order to remain competitive, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current competitors, which include domestic institutions in jurisdictions outside of Canada or non-traditional providers of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and to compete with banks in the provision of electronic and Internet-based financial solutions, without facing the same regulatory requirements or oversight. These evolving distribution methods by such competitors can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank's earnings by reducing revenue. Each of the business segments of the Bank monitors the competitive environment including reviewing and amending customer acquisition and management strategies as appropriate. The Bank has been investing in enhanced capabilities for our customers to transact across all of our channels seamlessly, with a particular emphasis on mobile technologies.

OTHER RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Legal Proceedings
The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigations or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank's material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank's operations; result in loss of customers; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and there is no assurance that they will not pursue additional regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank's material legal proceedings, refer to Note 28 of the Consolidated Financial Statements.

Acquisitions and Strategic Plans
The Bank regularly explores opportunities to acquire other companies, or parts of their businesses directly or indirectly through the acquisition strategies of its subsidiaries. There is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. The Bank's financial performance is also influenced by its ability to execute strategic plans developed by management. If these strategic plans do not meet with success or there is a change in strategic plans, there could be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline. The Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition.

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Ability to Attract, Develop and Retain Key Executives
The Bank's future performance depends to a large extent on the availability of qualified people and the Bank's ability to attract, develop and retain key executives. There is intense competition for the best people in the financial services sector. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key executives employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so. Annually, the Bank undertakes a comprehensive formal resource planning process that assesses critical capability requirements for all areas of the business and facilitates an assessment of current executive leadership capabilities and developmental opportunities against both current and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the required executive talent which are actioned throughout the course of the year.

Currency and Interest Rates
Currency and interest rate movements in Canada, the U.S. and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada. A change in the level of interest rates, or a prolonged low interest rate environment, affects the interest spread between the Bank's deposits and loans and as a result impacts the Bank's net interest income. The Bank manages non-trading currency and interest rate risk exposures in accordance with policies established by the Risk Committee through its Asset Liability Management framework, which is further discussed in the "Managing Risk" section of this document.

Accounting Policies and Methods Used by the Bank
The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements, and therefore its reputation. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, of the Consolidated Financial Statements.

RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

The Bank's Enterprise Risk Framework (ERF) reinforces TD's risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank's strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank's risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within TD's risk appetite.

RISKS INVOLVED IN TD's BUSINESSES

TD's Risk Inventory describes the major risk categories and related subcategories to which the Bank's businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. TD's major risk categories are: Strategic Risk, Credit Risk, Market Risk, Operational Risk, Model Risk, Insurance Risk, Liquidity Risk, Capital Adequacy Risk, Legal and Regulatory Compliance Risk, and Reputational Risk.

RISK APPETITE

TD's RAS is the primary means used to communicate how TD views risk and determines the type and amount of risk it is willing to take to deliver on the Bank's strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, mission, strategy, guiding principles, risk philosophy, and capacity to bear risk. The guiding principles for TD's RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not 'bet the Bank' on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

TD considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. TD's RAS describes, by major risk category, the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

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Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on TD's RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. RAS measures are reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management's performance against TD's RAS measures.

RISK CULTURE

The Bank's risk culture embodies the "tone at the top" set by the Board, Chief Executive Officer (CEO), and Senior Executive Team (SET), which informs TD's vision, mission, guiding principles, and leadership profile. These governing objectives describe the attitudes and behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. TD's risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. TD employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of TD's risk culture. TD's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every TD employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. TD's desired risk culture is reinforced by linking compensation to management's performance against the Bank's risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS prepared by Risk Management and reviewed by the Risk Committee is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides independent oversight and objective challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of TD's RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in internal risk management conferences. These activities further strengthen TD's risk culture by increasing the knowledge and understanding of the Bank's expectations for risk taking.

WHO MANAGES RISK

TD's risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank's approach to risk governance, business segments are accountable for risks arising in their business and are responsible for identifying, assessing, and measuring the risks, as well as designing and implementing mitigating controls. Business segments also monitor and report on the ongoing effectiveness of their controls to safeguard TD from exceeding its risk appetite.

The Bank's risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. TD's overall risk and control oversight is provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine TD's long-term direction within the Bank's risk appetite and apply it to the business segments. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee. The Bank also employs a "three lines of defence" model to describe the role of business segments (first line), governance, risk, and oversight functions, such as Risk Management and Legal and Regulatory Compliance functions (second line), and Internal Audit (third line) in managing risk across TD.

The Bank has a robust subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank's risk governance structure is illustrated in the following figure.

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RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank's strategic direction, the implementation of an effective risk management culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, primarily the Audit Committee and Risk Committee, as well as the Human Resources and Corporate Governance Committees. On an annual basis, the Board reviews and approves TD's RAS and related measures to ensure ongoing relevance and alignment with TD's strategy.

The Audit Committee

The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank's Global Anti-Money Laundering (AML) group, Compliance group and Internal Audit. The Committee monitors compliance with policies in respect of ethical personal and business conduct, including the Bank's Code of Conduct and Ethics and the Whistleblower Policy.

The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD's RAS for approval by the Board annually. The Risk Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops and where appropriate recommends to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank's long-term strategic plan and direction and also develop and recommend for Board approval TD's risk appetite. The SET manages risk in accordance with TD's risk appetite and considers the impact of emerging risks on the Bank's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines TD's Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The ERMC, chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•	ALCO – chaired by the Group Head and Chief Financial Officer, the ALCO oversees directly and through its standing subcommittees (the Risk Capital Committee (RCC) and Global Liquidity Forum (GLF)) the management of TD's consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.
•	OROC – chaired by the Group Head and CRO, the OROC oversees the identification, monitoring, and control of key risks within TD's operational risk profile.
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•	Disclosure Committee – chaired by the Group Head and Chief Financial Officer, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators, shareholders, and the market.
•	RRC – chaired by the Group Head and CRO, the RRC oversees the management of reputational risk within the Bank's risk appetite.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank's risk appetite and business strategy. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk management culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with TD's risk appetite and monitors and reports on existing and emerging risks and compliance with TD's risk appetite. The CRO is supported by a dedicated team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC and approved by the CEO, to align with TD's risk appetite and manage risk within approved risk limits.

Internal Audit

TD's internal audit function provides independent and objective assurance to the Board regarding the effectiveness of risk management, control, and governance processes employed to ensure compliance with TD's risk appetite. Internal Audit reports on its evaluation to management and the Board.

Compliance

The Compliance Department is responsible for ensuring there is effective management of compliance risk across TD globally; driving a consistent, adaptable and effective culture across the organization; and assessing the adequacy of, adherence to and effectiveness of TD's day-to-day Regulatory Compliance Management controls.

Global Anti-Money Laundering

The Global AML Department is responsible for Anti-Money Laundering, Anti-Terrorist Financing, and Economic Sanctions regulatory compliance and prudential risk management across TD in alignment with enterprise policies so that the money laundering, terrorist financing and economic sanctions risks are appropriately identified and mitigated.

Treasury and Balance Sheet Management

The Treasury and Balance Sheet Management (TBSM) group manages, directs, and reports on the Bank's capital and investment positions, interest rate risk, liquidity and funding risk, and the market risks of TD's non-trading banking activities. The Risk Management function oversees TBSM's capital and investment activities.

Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs a "three lines of defence" model that describes the roles and responsibilities of the business segments, governance, risk and oversight functions, and Internal Audit in managing risk across the Bank. The following chart describes the respective accountabilities of each line of defence at TD.

THREE LINES OF DEFENCE
FIRST LINE	BUSINESS SEGMENT ACCOUNTABILITIES
IDENTIFY AND CONTROL

• Manage and identify risk in day-to-day activities.

• Ensure activities are within TD's risk appetite and risk management policies.

• Design, implement, and maintain effective internal controls.

• Implement risk based approval processes for all new products, activities, processes, and systems.

• Deliver training, tools, and advice to support its accountabilities.

• Monitor and report on risk profile.

SECOND LINE	GOVERNANCE, RISK, AND OVERSIGHT FUNCTION ACCOUNTABILITIES
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies and policies.

• Provide oversight and independent challenge to the first line through review, inquiry, and discussion.

• Provide training, tools, and advice to support the first line in carrying out its accountabilities.

• Monitor and report on compliance with risk appetite and policies.

THIRD LINE	INTERNAL AUDIT ACCOUNTABILITIES
INDEPENDENT ASSURANCE	• Verify independently that TD's ERF is operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.

In support of a strong risk culture, TD applies the following principles in governing how it manages risks:

•	Enterprise-Wide in Scope – Risk Management will span all areas of TD, including third-party alliances and joint venture undertakings to the extent they may impact TD, and all boundaries both geographic and regulatory.
•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into TD's daily routines, decision-making, and strategy formulation.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

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APPROACH TO RISK MANAGEMENT PROCESSES

TD's comprehensive and proactive approach to risk management is comprised of four basic processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and emerging risks from the changing environment. The Bank's objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, TD's Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank's risk management process. TD's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires significant business segments and corporate oversight functions to assess their own key risks and internal controls annually through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank's internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

Risk Control

TD's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect TD's risk appetite and risk tolerances.

The Bank's approach to risk control also includes risk and capital assessments to appropriately capture key risks in TD's measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the ICAAP and related economic capital practices. At TD, performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against TD's risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. The ERMC, the Risk Committee, and the Board also receive annual and periodic reporting on EWST and an annual update on the Bank's ICAAP. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank's risk profile.

Enterprise-Wide Stress Testing

EWST at TD is part of the long-term strategic, financial, and capital planning exercise that is a key component of the ICAAP framework and helps validate the risk appetite of the Bank. TD's EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to TD's risk profile. Stress scenarios are developed considering the key macroeconomic and idiosyncratic risks facing the Bank. A combination of approaches incorporating both quantitative modelling and qualitative analysis are utilized to assess the impact on the Bank's performance in stress environments. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The RCC, which is a subcommittee of the ALCO, provides oversight of the processes and practices governing the EWST program.

As part of its 2016 program, the Bank evaluated two internally generated macroeconomic stress scenarios covering a range of severities and duration, as described below. The scenarios were constructed to cover a wide variety of risk factors meaningful to TD's risk profile in both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In both scenarios evaluated in the 2016 program, the Bank remained adequately capitalized. Results of the scenarios were reviewed by senior executives, incorporated in the Bank's planning process, and presented to the Risk Committee and the Board.

Enterprise-Wide Stress Scenarios
Extreme Scenario	Severe Scenario

•  The scenario emanates from a financial crisis stemming from China where severe and persistent disruptions in financial markets lead to a dramatic unwinding in Chinese debt markets. China's difficulties rapidly spread to other emerging markets triggering widespread banking failures and a banking crisis across numerous emerging markets. Market contagion spills over into Western Europe more broadly with banks in core euro zone countries facing severe pressure due to their exposure to emerging market credit. European financial institutions record significant losses and sovereigns across Europe suffer debt downgrades. This results in losses imposed on North American banks through their exposures to European banks and sovereigns. Combined with a dramatic loss in investor confidence and severe declines in global equity and commodity markets, the European financial crisis rapidly spreads to North America, ushering in a deep global recession.

•  External shocks to the Canadian economy trigger an unwinding of household imbalances. Unemployment rises sharply as home prices deteriorate significantly. Extremely low oil prices lead to a disproportionate impact on the Canadian economy relative to the U.S.

•  The scenario is benchmarked against historical recessions that have taken place in the U.S. and Canada. The recession extends four consecutive quarters followed by a modest recovery.

•  The scenario incorporates deterioration in key macroeconomic variables such as GDP, resale home prices, and unemployment that align with historically observed recessions.

•  TD Economics maintains a risk index that measures current vulnerabilities to a number of key risk factors. This risk index is then leveraged to scale the severity of the above mentioned indicators.

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Separate from the EWST program, the Bank's U.S.-based subsidiaries complete their own capital planning and regulatory stress testing exercises. These include OCC Dodd-Frank Act stress testing requirements for operating banks, and the Federal Reserve Board's capital plan rule and related CCAR requirements for the holding company.

TD also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in TD reaching the point of non-viability in order to consider meaningful remedial actions for replenishing the Bank's capital and liquidity position.

Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from the choice of sub-optimal or ineffective strategies, the improper implementation of chosen strategies, choosing not to pursue certain strategies, or a lack of responsiveness to changes in the business environment. Strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy group, under the leadership of the Group Head and Chief Financial Officer is charged with developing the Bank's overall long-term and short-term strategy with input and support from senior executives across TD. In addition, each member of the SET is responsible for establishing and managing long-term and short-term strategies for their business areas (organic and through acquisitions), and for ensuring such strategies are aligned with the overall enterprise strategy and risk appetite. Each SET member is also accountable to the CEO for identifying and assessing, measuring, controlling, and monitoring and reporting on the effectiveness and risks of their business strategies. The ERMC oversees the identification and monitoring of significant and emerging risks related to TD's strategies and ensures that mitigating actions are taken where appropriate. The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank's strategies, identifying the risks within those strategies, and explaining how they are managed.

HOW TD MANAGES STRATEGIC RISK

The strategies and operating performance of significant business units and corporate functions are assessed regularly by the CEO and the relevant members of the SET through an integrated financial and strategic planning process, management meetings, operating/financial reviews, and strategic business updates. The Bank's annual planning process considers enterprise and individual segment long-term and short-term strategies and associated key initiatives while also establishing enterprise asset concentration limits. The process evaluates alignment between segment-level and enterprise-level strategies and risk appetite. Once the strategy is set, regular strategic business updates conducted throughout the year ensure that alignment is maintained. The reviews include an evaluation of the strategy of each business, the overall operating environment including competitive position, performance assessment, initiatives for strategy execution, and key business risks. The frequency of strategic business reviews depends on the risk profile and size of the business or function. The overall state of Strategic Risk and adherence to TD's risk appetite is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, each material acquisition is assessed for its fit with the Bank's strategy and risk appetite in accordance with the Bank's Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2016 and 2015.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can better understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to ensure central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but each credit risk control unit separately reports to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management's approval for credit decisions beyond their discretionary authority.

Risk Management provides independent oversight of credit risk by developing policies that govern and control portfolio risks, and product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.

How TD ManageS Credit Risk

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for credit risk.

Risk Management centrally approves all credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

Limits are established to monitor and control country, industry, product, geographic and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In TD's Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 63

the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure it is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to ensure that the loan portfolio is diversified. The Bank manages its risk using limits based on an internal risk rating score that combines TD's industry risk rating model and industry analysis, and regularly reviews industry risk ratings to ensure that those ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as "entity risk". All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate borrower-specific exposure as part of its portfolio risk management techniques.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use the Standardized Approach for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•	Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB Approach. The non-retail portfolio in the U.S. retail segment continues to use the Standardized approach subject to regulatory approval to transition to the AIRB Approach.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank's Consolidated Financial Statements. The Bank's credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters:

•	PD – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon.
•	LGD – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD.
•	EAD – the total amount the Bank is exposed to at the time of default.

By applying these risk parameters, TD can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.

Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for all retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, LGD and EAD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account's previous history and current status; an account's age on books; a customer's

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 64

credit bureau attributes; and a customer's other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer's equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank's retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the "Model Risk Management" section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2015, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the AIRB Approach to measure capital adequacy at a one-year risk horizon, the parameters are estimated to a twelve-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower's competitive position, financial performance, economic and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgement, as prescribed within the Bank's credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach.

TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 65

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgement to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is determined in part by PD, UGD data is consolidated by BRR up to one-year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently the Standardized Approach to credit risk is used primarily for assets in the U.S. non-retail credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach. Under the Standardized Approach, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. TD uses external credit ratings, including Moody's and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under the Standardized Approach:

Sovereign	0%[1]
Bank	20%[1]
Corporate	100%
1	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist. Non-retail loans that are more than 90 days past due receive a risk weight of 150%. For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to TD. The Bank uses the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Control group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as conduct stress tests to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. TD regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral pledging and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2016, after taking into account risk mitigation strategies, TD does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank's credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 66

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, LGDs and EADs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by TD's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. These are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third party appraisals.

Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 48: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based Approaches[1,2]
(millions of Canadian dollars)					As at
		October 31, 2016			October 31, 2015
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$1,334	$334,878	$336,212	$32,897	$276,526	$309,423
Qualifying revolving retail	–	90,778	90,778	–	63,169	63,169
Other retail	18,894	71,940	90,834	59,655	38,952	98,607
Total retail	20,228	497,596	517,824	92,552	378,647	471,199
Non-retail
Corporate	127,399	252,616	380,015	114,698	225,263	339,961
Sovereign	77,166	139,367	216,533	55,934	128,496	184,430
Bank	17,721	66,432	84,153	13,542	111,602	125,144
Total non-retail	222,286	458,415	680,701	184,174	465,361	649,535
Gross credit risk exposures	$242,514	$956,011	$1,198,525	$276,726	$844,008	$1,120,734
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.
2	Effective the third quarter of 2016, the majority of U.S. Retail's retail portfolio credit risk RWA are calculated using AIRB approach. Prior to the third quarter of 2016, RWA were calculated using the Standardized Approach.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 67

Other Credit Risk Exposures

Non-trading Equity Exposures

TD's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, the Bank uses both the Standardized Approach and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. The Bank uses ratings assigned by one or more external rating agencies, including Moody's and S&P. The RBA also takes into account additional factors, including the time horizon of the rating (long-term or short-term), the number of underlying exposures in the asset pool, and the seniority of the position.

The Bank uses the Internal Assessment Approach (IAA) to manage the credit risk of its exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The Bank's ratings reflect its assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's IAA process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this "Credit Risk" section.

The Bank uses the results of the IAA in all aspects of its credit risk management, including performance tracking, control mechanisms, management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments or the balance sheet due to adverse movements in market factors such as interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, volatilities, and correlations from trading activities.

Non-Trading Market Risk is the risk of loss in financial instruments, the balance sheet or in earnings, or the risk of volatility in earnings from non-trading activities such as asset-liability management or investments, predominantly from interest rate, foreign exchange and equity risks.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2016, using the Internal Model Approach.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 68

MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 49: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
	October 31, 2016			October 31, 2015
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$53,714	$258	$53,456	$42,483	$219	$42,264	Interest rate
Trading loans, securities, and other	99,257	92,282	6,975	95,157	89,372	5,785	Interest rate
Derivatives	72,242	63,931	8,311	69,438	58,144	11,294	Equity, foreign exchange,
							interest rate
Financial assets designated at fair value
through profit or loss	4,283	–	4,283	4,378	–	4,378	Interest rate
Available-for-sale securities	107,571	–	107,571	88,782	–	88,782	Foreign exchange, interest rate
Held-to-maturity securities	84,395	–	84,395	74,450	–	74,450	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	86,052	1,728	84,324	97,364	13,201	84,163	Interest rate
Loans	589,529	–	589,529	547,775	–	547,775	Interest rate
Customers' liability under acceptances	15,706	–	15,706	16,646	–	16,646	Interest rate
Investment in TD Ameritrade	7,091	–	7,091	6,683	–	6,683	Equity
Other assets[1]	1,769	–	1,769	1,545	–	1,545	Interest rate
Assets not exposed to market risk	55,358	–	–	59,672	–	–
Total Assets	1,176,967	158,199	963,410	1,104,373	160,936	883,765

Liabilities subject to market risk
Trading deposits	79,786	3,876	75,910	74,759	2,231	72,528	Interest rate
Derivatives	65,425	60,221	5,204	57,218	52,752	4,466	Foreign exchange, interest rate
Securitization liabilities at fair value	12,490	12,490	–	10,986	10,986	–	Interest rate
Other financial liabilities designated at
fair value through profit or loss	190	177	13	1,415	1,402	13	Interest rate
Deposits	773,660	–	773,660	695,576	–	695,576	Equity, interest rate
Acceptances	15,706	–	15,706	16,646	–	16,646	Interest rate
Obligations related to securities sold short	33,115	29,973	3,142	38,803	33,594	5,209	Interest rate
Obligations related to securities sold
under repurchase agreements	48,973	3,657	45,316	67,156	12,376	54,780	Interest rate
Securitization liabilities at amortized cost	17,918	–	17,918	22,743	–	22,743	Interest rate
Subordinated notes and debentures	10,891	–	10,891	8,637	–	8,637	Interest rate
Other liabilities[1]	15,526	–	15,526	11,866	–	11,866	Interest rate
Liabilities and Equity not exposed to
market risk	103,287	–	–	98,568	–	–
Total Liabilities and Equity	$1,176,967	$110,394	$963,286	$1,104,373	$113,341	$892,464
1	Relates to retirement benefits, insurance, and structured entity liabilities.

Market Risk in Trading Activities

The overall objective of TD's trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. TD must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

Who Manages Market Risk in Trading Activities

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank's trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2016.

How TD ManageS Market Risk in Trading Activities

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with TD's Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 69

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the year ending October 31, 2016, there were 24 days of trading losses and trading-related revenue was positive for 91% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2016, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 70

The following table presents the end of year, average, high, and low usage of TD's portfolio metrics.

TABLE 50: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	2016				2015
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$10.1	$10.8	$21.9	$5.4	$8.4	$8.0	$14.9	$3.8
Credit spread risk	7.2	8.4	15.6	5.1	7.9	7.8	11.8	4.6
Equity risk	5.9	8.6	11.2	3.5	9.8	9.0	13.5	4
Foreign exchange risk	2.7	3.2	7.4	1.4	4.9	3.8	9	1.1
Commodity risk	1.1	2.1	4.2	1	1.5	1.5	3.3	0.8
Idiosyncratic debt specific risk	13.5	12.7	22.6	7.9	12.9	15.9	22.5	12.6
Diversification effect[1]	(22.4)	(25.3)	n/m2	n/m2	(26.5)	(25.3)	n/m2	n/m2
Total Value-at-Risk (one-day)	$18.1	$20.5	$33.8	$11.7	$18.9	$20.7	$26	$15.3
Stressed Value-at-Risk (one-day)	32.8	34.8	43.6	21.6	18.3	28.8	35.1	18.3
Incremental Risk Capital Charge (one-year)	240.6	205.8	287.9	144.9	255.4	246.4	319.6	164.5
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR was relatively unchanged compared to the prior year, reflecting a combination of changes in risk positions and market rates. The year-over-year average Stressed VaR increase was mostly driven by equity positions. The average IRC declined by $40.6 million over the year due to changes in U.S. Agency positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank's trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe but plausible hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, and the credit crisis of Fall 2008.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 71

Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. Such market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management

TBSM measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head and CFO, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

How TD ManageS its Asset and Liability Positions

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and incur loss without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•	evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;
•	measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	developing and implementing strategies to stabilize net interest income from all retail banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows (determined using the target-modeled maturity profile) have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion, or redemption options offered for the specific product.

TD's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios. Two of the measures used are Net Interest Income Sensitivity (NIIS) and Economic Value at Risk (EVaR). NIIS is defined as the change in net interest income over the next twelve months resulting from mismatched positions for an immediate and sustained 100 bps interest rate shock. NIIS measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank's net interest income will change over that period from the effect of the interest rate shock on the mismatched positions. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and NIIS exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rates do not become negative.

The model used to calculate NIIS and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy, or management actions in response to changes in market conditions.

TD's policy sets overall limits on EVaR and NIIS which are linked to capital and net interest income, respectively. These Board limits are consistent with the Bank's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee. Exposures against Board limits are routinely monitored and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for NIIS and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The Bank regularly performs valuations of all asset and liability positions, as well as off-balance sheet exposures. TD's objective is to stabilize net interest income over time through disciplined asset/liability matching and hedging.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	a target interest sensitivity profile for its core deposit portfolio;
•	a target investment profile on its net equity position; and
•	liquidation assumptions on mortgages other than from embedded pre-payment options.

The objective of portfolio management within the closed book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable. Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose TD to a significant financial risk.

•	Rate Commitments: The Bank models its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers' propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.
•	Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by non-market incentives, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 72

•	Non-Maturity Liabilities: The Bank models its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgement. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

To manage product option exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option. The Bank also models the margin compression that would be caused by declining interest rates on certain interest rate sensitive demand deposit accounts.

Other market risks monitored on a regular basis include:

•	Basis Risk: The Bank is exposed to risks related to the difference in various market indices.
•	Equity Risk: The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff.

Interest Rate Risk15

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

ALL INSTRUMENTS PORTFOLIO
Economic Value at Risk After Tax — October 31, 2016 and October 31, 2015
(millions of Canadian dollars)

$ 150
50
(50)
(150)
(250)
(350)
(450)
(550)
Change In Present Value (millions)
October 31, 2015
October 31, 2016
October 31, 2015: $(143)
October 31, 2016: $(234)
(2.0)
(1.5)
(1.0)
(0.5)
0.0
0.5
1.0
1.5
2.0
Parallel Interest Rate Shock Percentage

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2016, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $234 million (October 31, 2015 – $143 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian and U.S. rates by 75 bps and 50 bps respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $103 million (October 31, 2015 – $27 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

15	The footnotes included in Table 51 are also applicable to this graph.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 73

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 51: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY[1,2]
(millions of Canadian dollars)	October 31, 2016		October 31, 2015
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$8	$(64)[3]	$(5)	$(15)[3]
U.S. dollar	(242)	(39)[4]	(138)	(12)[4]
	$(234)	$(103)	$(143)	$(27)
1	Effective the second quarter of 2016, unfunded pension and benefit liabilities are included in EVaR sensitivity.
2	Effective the third quarter of 2016, the Bank enhanced the methodology used to stabilize product margins over time.
3	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the year ended October 31, 2016, and a 50 bps decline for the year ended October 31, 2015, corresponding to an interest rate environment that is floored at 0%.
4	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the year ended October 31, 2016, 25 bps decline for the year ended October 31, 2015. All rate shocks are floored at 0%.

For the NIIS measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2016, would have increased pre-tax net interest income by $131 million (October 31, 2015 – $345 million increase) in the next twelve months due to the mismatched positions. A 100 bps decrease in interest rates on October 31, 2016, would have decreased pre-tax net interest income by $123 million (October 31, 2015 – $272 million decrease) in the next twelve months due to the mismatched positions. Over the last year, the reported NIIS exposures have decreased due to a decreasing portion of permanent non-rate sensitive deposits being invested in a longer term maturity profile. This is consistent with net interest income management strategies overseen by ALCO. Reported NIIS remains consistent with the Bank's risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 52: SENSITIVITY OF PRE-TAX NET INTEREST INCOME SENSITIVITY BY CURRENCY
(millions of Canadian dollars)	October 31, 2016		October 31, 2015
	100 bps	100 bps	100 bps	100 bps
Currency	increase	decrease	increase	decrease
Canadian dollar	$52	$(65)[1]	$235	$(234)[1]
U.S. dollar	79	(58)[2]	110	(38)[2]
	$131	$(123)	$345	$(272)
1	NIIS sensitivity has been measured using a 75 bps rate decline for Canadian interest rates for the year ended October 31, 2016, and a 75 bps rate decline for the year ended October 31, 2015, corresponding to an interest rate environment that is floored at 0%.
2	NIIS sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the year ended October 31, 2016, and a 25 bps rate decline for the year ended October 31, 2015, corresponding to an interest rate environment that is floored at 0%.

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk primarily from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net interest income and shareholders' equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality low risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet unanticipated deposit and loan fluctuations and overall funds management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. Strategies for the investment portfolio are managed based on the interest rate environment, balance sheet mix, actual and anticipated loan demand, liquidity risk management objectives and regulatory requirements, funding opportunities, and the overall interest rate sensitivity of the Bank. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank's investment portfolio.

WHY margins on average earning assets FLUCTUATE OVER TIME

As previously noted, the objective of the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of embedded options. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the margin on average earning assets is subject to change over time for the following reasons:

•	margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products will affect the overall portfolio margin;
•	the weighted-average margin on average earning assets will shift as the mix of business changes; and
•	changes in the basis between the Prime Rate and the Bankers’ Acceptance rate, or the Prime Rate and the London Interbank Offered Rate; and/or
•	the lag in changing product prices in response to changes in wholesale rates.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach tends to moderate the impact of these factors over time, resulting in a more stable and predictable earnings stream.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 74

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events.

Operating a complex financial institution exposes the Bank's businesses to a broad range of operational risks, including failed transaction processing, documentation errors, fiduciary and information breaches, technology failures, business disruption, theft and fraud, workplace injury, and damage to physical assets as a result of internal or outsourced business activities. The impact can result in significant financial loss, reputational harm, or regulatory censure and penalties.

Operational risk is embedded in all of the Bank's business activities, including the practices for managing other risks such as credit, market, and liquidity risk. The Bank must mitigate and manage operational risk so that it can create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

Who Manages Operational Risk

Operational Risk Management is an independent function that designs and maintains the Bank's overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, and report operational risk. Operational Risk Management ensures that there is appropriate monitoring and reporting of the Bank's operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

The Bank also maintains groups who oversee specific enterprise wide operational risk policies. These policies govern the activities of the corporate functions responsible for the management and appropriate oversight of business continuity and crisis/incident management, third party supplier management, financial crime and fraud management, project management, technology, information and cyber security management.

The senior management of individual business units is responsible for the day-to-day management of operational risk following the Bank's established operational risk management policies and three lines of defence model. An independent risk management function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

How TD ManageS Operational Risk

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the risk appetite for operational risk, limits, governance, policies, and processes. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with TD's ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal controls are one of the primary methods of safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to ensure that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to ensure that the Bank analyzes and manages such risks appropriately and takes suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks TD against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Scenario Analysis

Scenario Analysis is a systematic and repeatable process to assess the likelihood and loss impact of low frequency, high impact operational risk events. The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank's operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to ensure management accountability and attention are maintained over current and emerging issues.

Insurance

Operational Risk Management includes oversight of the effective use of insurance aligned with the Bank's risk management strategy and risk appetite. To provide additional protection from loss, the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements. The insurance terms and provisions, including types and amounts of coverage in the portfolio, are continually assessed to ensure that both the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of TD's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy TD's minimum financial rating requirements.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 75

Technology, Information and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities. The Bank needs to manage risks to ensure adequate and proper day-to-day operations; and only authorized access of the Bank's technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and information security risks through enterprise-wide programs using industry best practices and robust threat and vulnerability assessments and responses. Together with the Bank's operational risk management framework, technology, information and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.

Business Continuity and Crisis/Incident Management

During incidents that could disrupt the Bank's business and operations, Business Continuity and Crisis Management supports the ability of senior management to continue to manage and operate their businesses, and provide customers access to products and services. The Bank's robust enterprise-wide business continuity and crisis management program leverages a multi-tiered, global crisis/incident management governance structure to ensure effective oversight, ownership, and management of crises and incidents affecting the Bank. All areas of the Bank are required to maintain and regularly test business continuity plans designed to respond to a broad range of potential scenarios.

Supplier Management

A third party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise-level third-party risk management program that guides third-party activities throughout the life cycles of the arrangements and ensures the level of risk management and senior management oversight is appropriate to the size, risk, and importance of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Management Office. This approach involves senior management governance and oversight of the Bank's project portfolio and leverages leading industry practices to guide TD's use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime and Fraud Management

The Financial Crime and Fraud Management Group leads the development and implementation of enterprise-wide financial crime and fraud management strategies, policies, and practices. TD employs advanced fraud analytics capabilities to strengthen the Bank's defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated financial crimes and fraud.

Operational Risk Capital Measurement

The Bank's operational risk capital is determined using the AMA, a risk-sensitive capital model, along with TSA. Effective the third quarter of 2016, OSFI approved the Bank to use AMA. Entities not reported under AMA, use the TSA methodology.

The Bank's AMA Capital Model uses a Loss Distribution Approach (LDA) and incorporates Internal Loss Data and Scenario Analysis results. External Loss Data is indirectly considered through the identification and assessment of Scenario Analysis estimations. Business, Environment and Internal Control Factors (BEICF) are used as a post-model adjustment to capital estimates to reflect forward-looking indicators of risk exposure.

The Bank's AMA model includes the incorporation of a diversification benefit, which considers correlations across risk types and business lines as extreme loss events may not occur simultaneously across all categories. The capital is estimated at the 99.9% confidence level.

Although the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss, the Bank's AMA model does not consider risk mitigation through insurance.

Excluding those events involving litigation, the Bank did not experience any material single operational risk loss event in 2016. Refer to Note 28 of the 2016 Consolidated Financial Statements for further information on material legal or regulatory actions.

Model Risk

Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.

WHO MANAGES MODEL RISK

Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee of the Board, and regulators on the state of model risk at TD and alignment with the Bank's Model Risk Appetite. The Risk Committee of the Board annually approves the Bank's Model Risk Framework and Model Risk Policy.

HOW TD MANAGES MODEL RISK

The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model performance monitoring. The Bank's Model Risk Management Framework captures key processes that may be partially or wholly qualitative, or based on expert judgment.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 76

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank's policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank’s Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank’s policies.

Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank’s Model Risk Policy, validate and approve new and existing models on a pre-determined schedule depending on regulatory requirements and materiality, monitor model performance, and provide training to all stakeholders. The validation process varies in rigour, depending on the model type and use, but at a minimum contains a detailed determination of:

•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity and materiality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on a similar or alternative validation approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model’s methodology and its use.

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models or processes identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

Model risk exists on a continuum from the most complex and material models to analytical tools (also broadly referred to as non-models) that may still expose the Bank to risk based on their incorrect use or inaccurate outputs. The Bank has policies and procedures in place to ensure that the level of independent challenge and oversight corresponds to the materiality and complexity of both models and non-models.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

Who Manages Insurance Risk

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

How TD ManageS Insurance Risk

The Bank's risk governance practices ensure strong independent oversight and control of risk within the insurance business. The Risk Committee for the insurance business provides critical oversight of the risk management activities within the business and monitors compliance with insurance risk policies. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, the Bank regularly monitors liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank's general insurance reserving policy.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is generally short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in automobile insurance legislation, the judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to geographic concentration risk associated with personal property coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business' reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 77

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or sell assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI LAR guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% . The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's ALCO oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework and Policies annually.

Pursuant to the Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations, TD has established TD Group US Holding LLC (TDGUS), as TD's U.S. Intermediate Holding Company (IHC), and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The following treasury areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•	Liquidity Risk Management (LRM) in TBSM is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. TBSM LRM also manages and reports the combined Canadian Retail (including domestic wealth businesses), Corporate segment, and Wholesale Banking liquidity positions. U.S. TBSM is responsible for managing the liquidity position for U.S. Retail operations, as well as in conjunction with LRM, the liquidity position of CUSO.
•	Other regional operations, including those within TD's insurance, and non-U.S. foreign branches and/or subsidiaries are responsible for managing their liquidity risk and positions in compliance with their own policies, local regulatory requirements and, as applicable, consistent with the enterprise policy.

HOW TD MANAGES LIQUIDITY RISK

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect TD's access to funding or destabilize TD's deposit base. The Bank does not rely on short-term wholesale funding for purposes other than funding trading assets.

The Bank has developed an internal view for managing liquidity that uses an assumed “Severe Combined Stress Scenario” lasting for a 90-day period. The Severe Combined Stress scenario models potential liquidity requirements during a crisis resulting in a loss of confidence in TD's ability to meet obligations as they come due. The Bank also assumes loss of access to all forms of external wholesale funding during the 90-day period.

In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions, a significant increase in the Bank's funding costs, and a significant decrease in the marketability of assets. The Bank calculates "required liquidity" for this scenario related to the following conditions:

•	100% of all maturing unsecured wholesale and secured funding coming due;
•	accelerated attrition or "run-off" of deposit balances;
•	increased utilization of available credit and liquidity facilities to personal, commercial, and corporate lending customers;
•	increased collateral requirements associated with downgrades in TD's credit rating and adverse movement in reference rates for derivative contracts; and
•	coverage of maturities related to the bankers' acceptances the Bank issues on behalf of clients and ABCP.

The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (LCR and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain a minimum liquidity coverage of 100% over a 30-day stress period. TD's liquidity policy stipulates that the Bank must maintain sufficient "available liquidity" to cover "required liquidity" at all times throughout the Severe Combined Stress Scenario subject to buffers over the regulatory minimums. As a result, the Bank's liquidity is managed to the higher of TD's 90-day surplus requirement and the target buffers over the regulatory minimums.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries is also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

The Funds Transfer Pricing process in TBSM considers liquidity risk as a key determinant of the cost or credit of funds provided to loans and deposits, respectively. Liquidity costs applied to loans are determined based on the appropriate term funding profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent commitments like undrawn lines of credit provided to customers.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 78

LIQUID ASSETS

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TABLE 53: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(millions of Canadian dollars, except as noted)		As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		October 31, 2016
Cash and due from banks	$3,147	$–	$3,147	1%	$349	$2,798
Canadian government obligations	15,860	39,156	55,016	12	23,360	31,656
NHA MBS	35,134	211	35,345	8	3,183	32,162
Provincial government obligations	9,230	10,255	19,485	4	10,450	9,035
Corporate issuer obligations	5,279	3,699	8,978	2	1,617	7,361
Equities	22,304	6,049	28,353	6	8,514	19,839
Other marketable securities and/or loans	4,179	1,037	5,216	1	963	4,253
Total Canadian dollar-denominated	95,133	60,407	155,540	34	48,436	107,104
Cash and due from banks	46,035	–	46,035	10	1,093	44,942
U.S. government obligations	26,242	32,914	59,156	13	29,214	29,942
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,492	6,091	39,583	8	15,460	24,123
Other sovereign obligations	53,218	20,027	73,245	16	12,979	60,266
Corporate issuer obligations	57,441	9,192	66,633	14	13,046	53,587
Equities	6,828	8,787	15,615	3	3,202	12,413
Other marketable securities and/or loans	6,325	1,027	7,352	2	–	7,352
Total non-Canadian dollar-denominated	229,581	78,038	307,619	66	74,994	232,625
Total	$324,714	$138,445	$463,159	100%	$123,430	$339,729

		October 31, 2015
Cash and due from banks	$2,904	$–	$2,904	1%	$170	$2,734
Canadian government obligations	17,636	29,024	46,660	11	19,622	27,038
NHA MBS	38,517	471	38,988	9	3,273	35,715
Provincial government obligations	9,344	6,783	16,127	4	7,002	9,125
Corporate issuer obligations	5,296	4,103	9,399	2	1,503	7,896
Equities	15,324	3,522	18,846	5	7,192	11,654
Other marketable securities and/or loans	3,537	1,173	4,710	1	670	4,040
Total Canadian dollar-denominated	92,558	45,076	137,634	33	39,432	98,202
Cash and due from banks	36,872	–	36,872	9	21	36,851
U.S. government obligations	13,042	28,734	41,776	10	29,110	12,666
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31,296	5,792	37,088	9	14,407	22,681
Other sovereign obligations	42,978	35,495	78,473	19	21,838	56,635
Corporate issuer obligations	55,543	917	56,460	13	4,275	52,185
Equities	5,887	3,092	8,979	2	1,275	7,704
Other marketable securities and/or loans	6,637	14,203	20,840	5	12,429	8,411
Total non-Canadian dollar-denominated	192,255	88,233	280,488	67	83,355	197,133
Total	$284,813	$133,309	$418,122	100%	$122,787	$295,335
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $44.4 billion in total unencumbered liquid assets from October 31, 2015, was mainly due to term wholesale funding activity and deposit volume growth in the Canadian Retail and U.S. Retail segments. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 54: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(millions of Canadian dollars)		As at
	October 31	October 31
	2016	2015
The Toronto-Dominion Bank (Parent)	$115,816	$91,426
Bank subsidiaries	201,945	176,350
Foreign branches	21,968	27,559
Total	$339,729	$295,335
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 79

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2016, and October 31, 2015, are summarized in the following table.

TABLE 55: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(millions of Canadian dollars, except as noted)		Average for the years ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		October 31, 2016
Cash and due from banks	$2,879	$–	$2,879	1%	$331	$2,548
Canadian government obligations	13,905	38,636	52,541	11	21,393	31,148
NHA MBS	34,772	258	35,030	7	3,098	31,932
Provincial government obligations	9,008	10,509	19,517	4	10,671	8,846
Corporate issuer obligations	5,596	3,916	9,512	2	1,573	7,939
Equities	19,686	6,039	25,725	6	8,737	16,988
Other marketable securities and/or loans	4,094	1,020	5,114	1	1,127	3,987
Total Canadian dollar-denominated	89,940	60,378	150,318	32	46,930	103,388
Cash and due from banks	48,113	–	48,113	10	1,123	46,990
U.S. government obligations	24,836	36,415	61,251	13	29,534	31,717
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33,307	5,768	39,075	8	15,587	23,488
Other sovereign obligations	52,739	25,448	78,187	17	16,102	62,085
Corporate issuer obligations	56,581	10,858	67,439	15	13,601	53,838
Equities	6,140	8,689	14,829	3	3,152	11,677
Other marketable securities and/or loans	6,370	898	7,268	2	–	7,268
Total non-Canadian dollar-denominated	228,086	88,076	316,162	68	79,099	237,063
Total	$318,026	$148,454	$466,480	100%	$126,029	$340,451

		October 31, 2015
Cash and due from banks	$2,674	$–	$2,674	1%	$419	$2,255
Canadian government obligations	18,626	32,226	50,852	12	20,067	30,785
NHA MBS	38,126	459	38,585	9	3,502	35,083
Provincial government obligations	8,843	7,621	16,464	4	7,469	8,995
Corporate issuer obligations	7,807	4,206	12,013	3	1,662	10,351
Equities	15,977	3,216	19,193	4	6,481	12,712
Other marketable securities and/or loans	4,030	1,029	5,059	1	624	4,435
Total Canadian dollar-denominated	96,083	48,757	144,840	34	40,224	104,616
Cash and due from banks	38,261	–	38,261	9	841	37,420
U.S. government obligations	13,552	28,978	42,530	10	30,402	12,128
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32,224	7,871	40,095	9	15,887	24,208
Other sovereign obligations	43,942	37,899	81,841	19	21,929	59,912
Corporate issuer obligations	56,645	9,419	66,064	15	11,666	54,398
Equities	6,118	3,002	9,120	2	1,039	8,081
Other marketable securities and/or loans	5,381	5,370	10,751	2	4,234	6,517
Total non-Canadian dollar-denominated	196,123	92,539	288,662	66	85,998	202,664
Total	$292,206	$141,296	$433,502	100%	$126,222	$307,280
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 56: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(millions of Canadian dollars)	Average for the years ended
	October 31, 2016	October 31, 2015
The Toronto-Dominion Bank (Parent)	$116,541	$100,820
Bank subsidiaries	200,966	180,908
Foreign branches	22,944	25,552
Total	$340,451	$307,280
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 80

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage businesses, and participate in clearing and/or settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 57: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(millions of Canadian dollars, except as noted)						As at
						October 31, 2016
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
Cash and due from banks	$–	$–	$–	$3,907	$3,907	–%
Interest-bearing deposits with banks	4,904	1,200	43,714	3,896	53,714	0.5
Securities, trading loans, and other[7]	42,019	11,736	227,909	13,842	295,506	4.6
Derivatives	–	–	–	72,242	72,242	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	86,052	86,052	–
Loans, net of allowance for loan losses	22,943	53,393	74,077	435,243	585,656	6.5
Customers' liability under acceptances	–	–	–	15,706	15,706	–
Investment in TD Ameritrade	–	–	–	7,091	7,091	–
Goodwill	–	–	–	16,662	16,662	–
Other intangibles	–	–	–	2,639	2,639	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,482	5,482	–
Deferred tax assets	–	–	–	2,084	2,084	–
Other assets[9]	542	–	–	29,684	30,226	–
Total on-balance sheet assets	$70,408	$66,329	$345,700	$694,530	$1,176,967	11.6%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	66,538	–	35,272	(86,052)
Securities borrowing and collateral received	26,527	569	18,314	–
Margin loans and other client activity	3,380	–	14,725	(8,747)
Total off-balance sheet items	96,445	569	68,311	(94,799)
Total	$166,853	$66,898	$414,011	$599,731

						October 31, 2015
Total on-balance sheet assets	$84,327	$61,731	$285,773	$672,542	$1,104,373	13.2%
Total off-balance sheet items	98,447	–	51,678	(104,452)
Total	$182,774	$61,731	$337,451	$568,090
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
3	Represents assets that have been posted externally to support the Bank's liabilities and day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 81

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 58: CREDIT RATINGS[1]
As at
October 31, 2016
Rating agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. A multi-notch downgrade could have an impact on liquidity requirements by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral required as of the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 59: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(millions of Canadian dollars)	Average for the years ended
	October 31, 2016	October 31, 2015
One-notch downgrade	$141	$225
Two-notch downgrade	168	251
Three-notch downgrade	386	440

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 82

LIQUIDITY COVERAGE RATIO

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, increases in usage of credit and liquidity facilities provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities. In calculating the LCR, HQLA haircuts, deposit run-off rates, and other outflow and inflow rates are prescribed by the OSFI LAR guideline.

The following table summarizes the Bank's average monthly LCR position for the fourth quarter of 2016, calculated in accordance with OSFI's LAR guideline.

TABLE 60: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
	October 31, 2016
	Total unweighted		Total weighted
	value (average)[2]		value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$	n/a4	$200,328

Cash outflows
Retail deposits and deposits from small business customers, of which:		$399,760	$27,828
Stable deposits[5]		173,541	5,206
Less stable deposits		226,219	22,622
Unsecured wholesale funding, of which:		218,112	98,703
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]		100,863	23,873
Non-operational deposits (all counterparties)		89,011	46,592
Unsecured debt		28,238	28,238
Secured wholesale funding		n/a4	6,594
Additional requirements, of which:		158,176	39,990
Outflows related to derivative exposures and other collateral requirements		23,356	6,116
Outflows related to loss of funding on debt products		7,678	7,678
Credit and liquidity facilities		127,142	26,196
Other contractual funding obligations		13,903	8,321
Other contingent funding obligations[7]		513,344	7,559
Total cash outflows	$	n/a4	$188,995

Cash inflows
Secured lending		$119,380	$17,532
Inflows from fully performing exposures		14,223	8,059
Other cash inflows		9,082	9,082
Total cash inflows		$142,685	$34,673

		Average for the three months ended
		October 31, 2016	July 31, 2016
		Total adjusted	Total adjusted
		value	value
Total high-quality liquid assets[8]		$200,328	$189,802
Total net cash outflows[9]		154,322	144,086
Liquidity coverage ratio[10]		130%	132%
1	The average is comprised of the three month ends that are in the fiscal quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
10	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

The Bank’s average LCR of 130% for quarter ended October 31, 2016, continues to meet the regulatory requirement.

The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended October 31, 2016, was $200.3 billion (July 31, 2016 – $189.8 billion), with level 1 assets representing 84%. The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 83

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of the Bank's total funding excluding securitization.

TABLE 61: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)	As at
	October 31, 2016	October 31, 2015
P&C deposits – Canadian Retail	$324,606	$293,309
P&C deposits – U.S. Retail	318,503	284,655
Other deposits	795	1,627
Total	$643,904	$579,591

The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes the Bank's term funding programs by geography, with the related program size. The Bank also maintains Evergreen Credit Card Trust to issue notes securitized by credit card receivables.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion)	U.S. SEC (F-3) Registered Linked Senior Debt, Capital Securities and Linked Notes Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)
Senior Medium Term Linked Notes Program ($2 billion)		UKLA Registered European Medium Term Note Program (US$20 billion)
Australian Debt Issuance Program (A$5 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the year ended October 31, 2016, was $112.4 billion (October 31, 2015 – $102.2 billion).

TABLE 62: LONG-TERM FUNDING
		As at
Long-term funding by currency	October 31, 2016	October 31, 2015
Canadian dollar	40%	41%
U.S. dollar	41	43
Euro	13	10
British pound	3	4
Other	3	2
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	53%	51%
Covered bonds	26	23
Mortgage securitization[1]	16	22
Term asset backed securities	5	4
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly-dependent on large wholesale depositors for funding. The Bank also limits the amount of short-term wholesale funding that can mature within a given time period to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 84

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at October 31, 2016, and October 31, 2015.

TABLE 63: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						October 31		October 31
							2016	2015
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$6,243	$4,077	$1,986	$820	$7	$–	$13,133	$9,902
Bearer deposit note	338	435	1,626	415	–	–	2,814	1,678
Certificates of deposit	9,109	10,190	16,208	18,354	683	–	54,544	66,046
Commercial paper	3,897	8,089	5,202	4,223	–	–	21,411	15,304
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	–	4,010	–	2,298	22,547	28,855	23,719
Mortgage securitization	–	734	816	2,581	5,933	20,342	30,406	33,729
Senior unsecured medium term notes	66	2,203	512	7,184	16,595	33,699	60,259	53,656
Subordinated notes and debentures[3]	–	–	–	–	–	10,891	10,891	8,637
Term asset backed securitization	–	–	957	–	2,091	2,421	5,469	3,400
Other[4]	1,565	873	105	1,004	3	16	3,566	1,613
Total	$21,218	$26,601	$31,422	$34,581	$27,610	$89,916	$231,348	$217,684

Of which:
Secured	$–	$734	$5,783	$2,581	$10,325	$45,326	$64,749	$60,871
Unsecured	21,218	25,867	25,639	32,000	17,285	44,590	166,599	156,813
Total	$21,218	$26,601	$31,422	$34,581	$27,610	$89,916	$231,348	$217,684
1	Includes fixed-term deposits with banks.
2	Represents ABCP issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $3.5 billion (October 31, 2015 – $1.6 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total 2016 mortgage-backed securities issuance was $1.9 billion (2015 – $2.1 billion), and other asset-backed securities was $2.0 billion (2015 – $1.6 billion). The Bank also issued $22.2 billion of unsecured medium-term notes (2015 – $14.8 billion) and $9.1 billion of covered bonds (2015 – $6.5 billion), in various currencies and markets during the year ended October 31, 2016. This includes unsecured medium-term notes and covered bonds issued but settling subsequent to year end.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On November 9, 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (TLAC) standard for global systemically important banks (G-SIBs). The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in in resolution. Separately and on the same day, the Basel Committee on Banking Supervision (BCBS) released a consultative document on TLAC holdings, setting out its proposed prudential treatment of banks' investments in TLAC. It is applicable to all banks subject to the Basel Committee's standards, including both G-SIBs and non-G-SIBs. On October 12, 2016, BCBS released the final standard on the regulatory capital treatment of banks' investments in instruments that comprise TLAC for G-SIBs. The main elements of the final standard include treatments of the deduction of Tier 2 capital, threshold levels and instruments ranking pari passu with subordinated forms of TLAC.

Since TD is not a G-SIB, we do not expect the TLAC requirements to apply to the Bank. As a Canadian D-SIB, however, TD will be subject to the bail-in law in Canada. On March 22, 2016, the Government of Canada in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. On April 20, 2016, the Budget Implementation Act was tabled, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio." The Net Stable Funding Ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. In June 2015, the BCBS released the final requirements for the "Net Stable Funding Ratio Disclosure Standards". The standard defines a common public disclosure framework for the NSFR calculated in accordance to the guidelines published by BCBS in October 2014. The NSFR and its public disclosure requirements are expected to become minimum standards by January 2018.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non- maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long term funding. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets. The Bank raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the related funding.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 85

TABLE 64: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)									As at
								October 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,907	$–	$–	$–	$–	$–	$–	$–	$–	$3,907
Interest-bearing deposits with banks	52,081	617	236	199	–	–	–	–	581	53,714
Trading loans, securities, and other[1]	843	2,466	6,685	5,211	3,421	8,069	19,671	15,589	37,302	99,257
Derivatives	5,577	6,938	5,001	3,821	2,680	10,103	19,780	18,342	–	72,242
Financial assets designated at fair value through
profit or loss	41	83	801	353	159	415	1,333	915	183	4,283
Available-for-sale securities	200	1,976	995	1,757	1,593	10,175	48,890	39,916	2,069	107,571
Held-to-maturity securities	560	5,791	3,290	1,065	1,172	8,360	37,182	26,975	–	84,395
Securities purchased under reverse repurchase agreements	56,641	21,541	5,855	1,777	238	–	–	–	–	86,052
Loans
Residential mortgages	772	2,252	4,483	8,598	9,786	52,123	108,256	31,066	–	217,336
Consumer instalment and other personal	438	881	1,934	2,734	3,401	14,724	35,505	24,058	60,856	144,531
Credit card	–	–	–	–	–	–	–	–	31,914	31,914
Business and government	21,293	4,574	7,006	6,581	5,153	16,402	59,765	59,006	14,294	194,074
Debt securities classified as loans	–	68	16	27	10	66	78	1,409	–	1,674
Total loans	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	107,064	589,529
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,873)	(3,873)
Loans, net of allowance for loan losses	22,503	7,775	13,439	17,940	18,350	83,315	203,604	115,539	103,191	585,656
Customers' liability under acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,091	7,091
Goodwill[2]	–	–	–	–	–	–	–	–	16,662	16,662
Other intangibles[2]	–	–	–	–	–	–	–	–	2,639	2,639
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,482	5,482
Deferred tax assets	–	–	–	–	–	–	–	–	2,084	2,084
Amounts receivable from brokers, dealers, and clients	17,436	–	–	–	–	–	–	–	–	17,436
Other assets	2,488	518	686	128	97	150	269	153	8,301	12,790
Total assets	$175,866	$49,751	$37,055	$32,254	$27,711	$120,587	$330,729	$217,429	$185,585	$1,176,967
Liabilities
Trading deposits	$13,002	$14,604	$23,930	$13,070	$12,071	$1,103	$1,226	$780	$–	$79,786
Derivatives	5,526	6,623	4,890	3,066	1,962	8,106	17,779	17,473	–	65,425
Securitization liabilities at fair value	–	594	334	678	226	1,944	4,989	3,725	–	12,490
Other financial liabilities designated at fair value through
profit or loss	73	41	13	25	37	–	–	1	–	190
Deposits[3,4]
Personal	3,846	6,024	7,794	6,038	5,195	9,236	11,915	132	389,052	439,232
Banks	5,741	3,056	231	77	10	3	3	12	8,068	17,201
Business and government	14,654	15,307	8,064	7,563	2,623	19,927	46,952	12,492	189,645	317,227
Total deposits	24,241	24,387	16,089	13,678	7,828	29,166	58,870	12,636	586,765	773,660
Acceptances	13,589	2,046	67	3	1	–	–	–	–	15,706
Obligations related to securities sold short[1]	1,066	1,118	1,127	1,311	883	3,406	11,239	11,869	1,096	33,115
Obligations related to securities sold under repurchase
agreements	39,986	5,315	2,545	540	507	40	40	–	–	48,973
Securitization liabilities at amortized cost	–	141	481	570	1,108	3,989	8,597	3,032	–	17,918
Amounts payable to brokers, dealers, and clients	17,857	–	–	–	–	–	–	–	–	17,857
Insurance-related liabilities	145	216	313	378	372	974	1,891	1,057	1,700	7,046
Other liabilities[5]	2,960	2,247	1,734	276	196	2,535	2,551	808	6,389	19,696
Subordinated notes and debentures	–	–	–	–	–	–	–	10,891	–	10,891
Equity	–	–	–	–	–	–	–	–	74,214	74,214
Total liabilities and equity	$118,445	$57,332	$51,523	$33,595	$25,191	$51,263	$107,182	$62,272	$670,164	$1,176,967
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$80	$159	$237	$235	$232	$896	$2,173	$3,943	$–	$7,955
Network service agreements	–	–	–	–	–	–	–	–	–	–
Automated teller machines	13	26	23	6	6	24	20	–	–	118
Contact center technology	3	5	8	8	8	29	–	–	–	61
Software licensing and equipment maintenance	15	85	30	47	36	127	103	–	–	443
Credit and liquidity commitments
Financial and performance standby letters of credit	841	1,386	3,159	3,006	1,856	3,951	8,405	142	–	22,746
Documentary and commercial letters of credit	24	21	217	68	9	30	67	–	–	436
Commitments to extend credit and liquidity[6,7]	16,582	15,349	9,217	6,405	5,544	15,116	73,544	3,342	2,271	147,370
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	1,180	830	395	923	212	–	–	–	3,540
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $29 billion of covered bonds with remaining contractual maturities of $4 billion in 'over 3 months to 6 months', $2 billion in 'over 1 to 2 years', $20 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $115 million of capital lease commitments with remaining contractual maturities of $1 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $28 million in 'over 1 to 2 years', $46 million in 'over 2 to 5 years', and $14 million in 'over 5 years'.
6	Includes $131 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 86

TABLE 64: REMAINING CONTRACTUAL MATURITY (continued)[1]
(millions of Canadian dollars)								As at
								October 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,154	$–	$–	$–	$–	$–	$–	$–	$–	$3,154
Interest-bearing deposits with banks	40,890	420	529	154	53	–	–	–	437	42,483
Trading loans, securities, and other[2]	1,955	3,957	3,327	3,524	4,587	9,410	15,426	17,958	35,013	95,157
Derivatives	2,845	4,661	2,906	3,443	3,315	10,102	22,291	19,875	–	69,438
Financial assets designated at fair value through
profit or loss	195	488	535	205	285	552	770	1,171	177	4,378
Available-for-sale securities	268	1,763	1,899	1,299	1,249	4,556	33,196	42,580	1,972	88,782
Held-to-maturity securities	170	966	1,779	1,930	1,896	6,952	35,744	25,013	–	74,450
Securities purchased under reverse repurchase agreements	57,371	21,490	14,315	3,002	1,083	95	8	–	–	97,364
Loans
Residential mortgages	1,301	2,418	12,045	11,703	11,579	30,751	111,105	31,471	–	212,373
Consumer instalment and other personal	477	1,140	2,779	2,058	2,256	2,454	36,243	26,251	61,813	135,471
Credit card	–	–	–	–	–	–	–	–	30,215	30,215
Business and government	18,755	4,682	7,030	6,699	4,132	11,578	49,473	52,845	12,335	167,529
Debt securities classified as loans	1	5	94	43	–	120	243	1,681	–	2,187
Total loans	20,534	8,245	21,948	20,503	17,967	44,903	197,064	112,248	104,363	547,775
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,434)	(3,434)
Loans, net of allowance for loan losses	20,534	8,245	21,948	20,503	17,967	44,903	197,064	112,248	100,929	544,341
Customers' liability under acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,683	6,683
Goodwill[3]	–	–	–	–	–	–	–	–	16,337	16,337
Other intangibles[3]	–	–	–	–	–	–	–	–	2,671	2,671
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,314	5,314
Deferred tax assets	–	–	–	–	–	–	–	–	1,931	1,931
Amounts receivable from brokers, dealers, and clients	21,996	–	–	–	–	–	–	–	–	21,996
Other assets	2,356	539	1,468	85	120	93	140	82	8,365	13,248
Total assets	$165,623	$44,909	$49,043	$34,185	$30,555	$76,663	$304,639	$218,927	$179,829	$1,104,373
Liabilities
Trading deposits	$12,654	$16,457	$27,238	$11,751	$4,308	$360	$1,202	$789	$–	$74,759
Derivatives	2,629	4,462	2,599	2,720	2,343	7,520	17,294	17,651	–	57,218
Securitization liabilities at fair value	–	471	27	285	–	1,933	5,033	3,237	–	10,986
Other financial liabilities designated at fair value through
profit or loss	190	204	284	337	224	176	–	–	–	1,415
Deposits[4,5]
Personal	4,580	6,736	7,075	5,252	4,896	9,333	12,353	190	345,403	395,818
Banks	6,118	2,782	774	173	211	1	6	13	7,002	17,080
Business and government	15,815	10,600	6,622	5,813	13,950	13,265	37,896	10,266	168,451	282,678
Total deposits	26,513	20,118	14,471	11,238	19,057	22,599	50,255	10,469	520,856	695,576
Acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Obligations related to securities sold short[2]	942	1,631	2,017	1,917	417	3,113	9,583	10,904	8,279	38,803
Obligations related to securities sold under repurchase
agreements	54,621	7,884	2,499	1,427	424	225	76	–	–	67,156
Securitization liabilities at amortized cost	24	983	1,366	1,547	1,971	4,104	10,013	2,735	–	22,743
Amounts payable to brokers, dealers, and clients	22,664	–	–	–	–	–	–	–	–	22,664
Insurance-related liabilities	127	170	257	352	330	829	1,728	1,054	1,672	6,519
Other liabilities[6]	1,356	2,243	682	286	170	1,261	3,215	101	4,909	14,223
Subordinated notes and debentures	–	–	–	–	–	–	–	8,637	–	8,637
Equity	–	–	–	–	–	–	–	–	67,028	67,028
Total liabilities and equity	$135,609	$57,003	$51,777	$31,900	$29,244	$42,120	$98,399	$55,577	$602,744	$1,104,373
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$77	$155	$231	$228	$227	$874	$2,183	$4,091	$–	$8,066
Network service agreements	2	3	5	5	–	–	–	–	–	15
Automated teller machines	9	19	28	29	30	21	35	–	–	171
Contact center technology	3	5	8	8	8	32	29	–	–	93
Software licensing and equipment maintenance	12	71	36	38	27	112	74	7	–	377
Credit and liquidity commitments
Financial and performance standby letters of credit	868	1,406	2,415	2,917	1,586	3,183	8,479	192	–	21,046
Documentary and commercial letters of credit	53	50	97	64	12	35	19	–	–	330
Commitments to extend credit and liquidity[7,8]	12,541	14,457	9,654	5,665	8,509	11,579	63,334	3,660	1,881	131,280
Unconsolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	148	138	138	464	707	–	–	1,746
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Amount has been recorded according to the remaining contractual maturity of the underlying security.
3	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
5	Includes $24 billion of covered bonds with remaining contractual maturities of $4 billion in '9 months to 1 year', $4 billion in 'over 1 to 2 years', $13 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
6	Includes $106 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $8 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $24 million in 'over 1 to 2 years', $29 million in 'over 2 to 5 years', and $22 million in 'over 5 years'.
7	Includes $133 million in commitments to extend credit to private equity investments.
8	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 87

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels of a financial institution requires that TD holds sufficient capital under all conditions to avoid the risk of breaching minimum capital levels prescribed by regulators.

Who Manages capital adequacy risk

The Board has the ultimate responsibility for overseeing adequacy of capital and capital management. The Board reviews the adherence to capital targets and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The CRO ensures the Bank's ICAAP is effective in meeting capital adequacy requirements.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

Enterprise Capital Management within TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis. Enterprise Capital Management updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. Risk Capital Assessment, within Risk Management, leads the ICAAP and EWST processes. Business segments are responsible for managing to allocated capital limits.

Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of these subsidiaries are also required to conform with those of the Bank. U.S.-regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board's Regulation YY establishing Enhanced Prudential Standards for Foreign Bank Organizations and the stress test rule and capital plan rule both applicable to U.S. Bank Holding Companies. Refer to the sections on "Future Regulatory Capital Developments", "EWST" and "Top and Emerging Risks That May Affect the Bank and Future Results" for further details.

How TD ManageS capital adequacy Risk

Capital resources are managed to ensure the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer under stress conditions so that the Bank exceeds minimum capital requirements. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst case unexpected losses over a one-year period, associated with management's target debt rating.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of Bank-specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual capital limits. Capital usage is monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

Legal and Regulatory Compliance Risk

Legal and regulatory compliance (LRC) risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory or contractual perspectives. This includes risks associated with the failure to identify, communicate and comply with current and changing laws, regulations, rules, regulatory guidance, self-regulatory organization standards and codes of conduct, including the prudent risk management of Money Laundering or Terrorist Financing Risk ("LRC requirements"). It also includes the risks associated with the failure to meet material contractual obligations or similarly binding legal commitments, by either the Bank or other parties contracting with the Bank. Potential consequences of failing to mitigate LRC risk include financial loss, regulatory sanctions and loss of reputation, which could be material to the Bank.

The Bank is exposed to LRC risk in virtually all of our activities. Failure to meet regulatory and legal requirements poses a risk of censure or penalty, may lead to litigation, and puts our reputation at risk. Financial penalties, reputational damage and other costs associated with legal proceedings, and unfavourable judicial or regulatory judgments or actions may also adversely affect TD's business, results of operations and financial condition. LRC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. LRC risk can occur as part of the normal course of operating TD's businesses.

Who Manages Legal and regulatory compliance Risk

The proactive and effective management of LRC risk is complex given the breadth and pervasiveness of exposure. The Legal and Regulatory Compliance Risk Management Framework applies enterprise-wide to TD and to all of TD's business segments, and governance, risk and oversight functions. Each of the Bank's businesses is responsible for compliance with LRC requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRC requirements in their business operations, including setting the appropriate tone for legal and regulatory compliance. This accountability involves assessing the risk, designing and implementing controls, and monitoring and reporting their ongoing effectiveness to safeguard the businesses from operating outside of TD's risk appetite. The Legal, Compliance, and AML departments, together with the Regulatory Risk (including Regulatory Relationships and Government Affairs) group, provide objective guidance, advice and oversight with respect

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 88

to managing LRC risk. Representatives of these groups participate, as required, in senior operating committees of the Bank's businesses. Also, the senior management of the Legal, Compliance, and AML departments have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of processes and policies that ensure the Bank is in compliance with applicable laws and regulations (as well as its own policies).

How TD ManageS legal and regulatory compliance Risk

Effective management of LRC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRC risk, (b) objective guidance and advisory services to identify, assess, control and monitor LRC risk, and (c) an approved set of frameworks, policies, procedures, guidelines and practices. Each of the Legal, Compliance, and AML departments plays a critical role in the management of LRC risk at the Bank. Depending on the circumstances, they play different roles at different times: 'trusted advisor', provider of objective guidance, independent challenge, and oversight and control (including 'gatekeeper' or approver).

In particular, the Compliance department: acts as an independent regulatory compliance and risk management function; assesses the adequacy of, adherence to and effectiveness of the Bank's regulatory compliance management controls; and provides an opinion to the Board, as to whether the regulatory compliance management controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The AML department (1) acts as an independent regulatory compliance and risk management oversight function, is responsible for regulatory compliance and the broader prudential risk management components of AML programs; (2) monitors, evaluates and reports on AML program controls, design and execution; and (3) reports on the overall adequacy and effectiveness of the AML programs. In addition, the Compliance, and AML departments have developed methodologies and processes to measure and aggregate LRC risks on an ongoing basis as a critical baseline to assess whether TD's internal controls are effective in adequately mitigating LRC risk.

The Legal department acts as an independent provider of legal services and advice, and protects TD from unacceptable legal risk. The Legal department has also developed methodologies for measuring litigation risk for adherence to our Risk Appetite.

Controls employed by the Legal, Compliance and AML departments (including policies, frameworks, training and education) support the responsibility of each business to adhere to LRC requirements.

Finally, the Bank's Regulatory Risk groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations, facilitate regulatory approvals of new products, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder impressions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a significant decline in TD's value, brand, liquidity or customer base, or require costly measures to address.

A company's reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative impressions about TD's business practices and may involve any aspect of the Bank's operations, but usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. As such, reputational risk is not managed in isolation from TD's other major risk categories, as all risk categories can have an impact on reputation, which in turn can impact TD's brand, earnings, and capital.

Who Manages Reputational Risk

Responsibility for managing risks to the Bank's reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The RRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the RRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities across TD where significant reputational risk profiles have been identified and escalated. The RRC ensures that escalated initiatives and activities have received adequate senior management and subject matter expert review for reputational risk implications prior to implementation.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation and the management of reputational risk. This means following ethical practices at all times, complying with applicable policies, legislation, and regulations and supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance TD's reputation.

HOW TD ManageS REPUTATIONAL RISK

TD's approach to the management of reputational risk combines the experience and knowledge of individual business segments, and governance, risk and oversight functions. It is based on enabling TD's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. TD's Reputational Risk Management Framework provides a comprehensive overview of the Bank's approach to the management of this risk. Amongst other significant policies, TD's Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO. This Policy sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These include implementing procedures and designating a business-level committee to review reputational risks and escalating as appropriate to the RRC.

The Bank also has an enterprise-wide New Business and Product Approval Policy that is approved by the Risk Committee and establishes standard practices to be used across TD to support consistent processes for approving new businesses, products and services. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and includes consideration of all aspects of a new product, including reputational risk.

Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services; (2) indirect risks associated with environmental performance or environmental events, such as changing climate patterns that may impact the Bank's retail customers and clients to whom TD provides financing or in which TD invests; (3) identification and management of new or emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 89

Who Manages Environmental Risk

The Executive Vice President and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Chief Environment Officer who leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Steering Committee (ESC) composed of senior executives from TD's main business segments and corporate functions. The ESC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. TD's business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

How TD ManageS Environmental Risk

TD manages environmental risks within the Environmental Management System (EMS) which consist of two components: an Environmental Policy, and Environmental Procedures and Processes. The Bank's EMS is consistent with the ISO 14001 international standard, which represents industry best practice. The Bank's Environmental Policy reflects the global scope of its environmental activities.

Within the Bank's Environmental Management System, it has identified a number of priority areas and has made voluntary commitments relating to these.

The Bank's environmental metrics, targets, and performance are publicly reported within its annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

TD applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of TD's clients' policies, procedures, and performance on material environmental and related social issues, such as air, land, and water risk, climate risk, biodiversity, stakeholder engagement, and free prior and informed consent (FPIC) of Aboriginal peoples. Within Wholesale and Commercial Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual Corporate Responsibility Report.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental and social issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides information on how TDAM is implementing the UNPRI. In 2015, TD Insurance became a signatory to the United Nations Environment Program Finance Initiative Principles for Sustainable Insurance (UNEP FI-PSI) which provides a global framework for managing environmental, social and governance risks within the insurance industry.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an 'open door' approach with environmental and community organizations, industry associations, and responsible investment organizations.

For more information on TD's environmental policy, management and performance, please refer to the Corporate Responsibility Report, which is available at the Bank's website: http://www.td.com/corporateresponsibility/.

TD Ameritrade

How Risk Is Managed At TD Ameritrade

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance and protocols and also participates in TD Ameritrade's Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes and protocols are aligned between the Bank and TD Ameritrade to coordinate necessary intercompany information flow. The Bank has designated the Group Head and CFO to have responsibility for the TD Ameritrade investment, including regular meetings with the TD Ameritrade Chief Executive Officer and Chief Financial Officer. In addition to regular communication at the Chief Executive Officer and Chief Financial Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD evaluates risk factors, vendor matters, and business issues as part of TD’s oversight of its investment in TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD's Board or an appropriate Board committee.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries. TD Ameritrade's bylaws, which state that the Chief Executive Officer's appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other exceptions. Currently, the directors the Bank designates serve as members on a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee, as well as serving on the Risk Committee and Corporate Governance Committee.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 90

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Estimates

The Bank’s accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank’s significant accounting policies and estimates are presented in the Notes of the 2016 Consolidated Financial Statements. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner. In addition, the Bank’s critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management’s judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's 2016 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies and significant judgments, estimates, and assumptions under IFRS, refer to Notes 2 and 3 of the Bank's 2016 Consolidated Financial Statements.

Accounting Judgments, Estimates and Assumptions

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner.

IMPAIRMENT of financial Assets

Available-for-Sale Securities

Impairment losses are recognized on available-for-sale securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank individually reviews these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost is considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses are recognized on held-to-maturity securities if there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition and the loss event(s) results in a decrease in the estimated cash flows of the instrument. The Bank reviews these securities at least quarterly for impairment at the counterparty-specific level. If there is no objective evidence of impairment at the counterparty-specific level then the security is grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considers losses incurred but not identified. A deterioration of credit quality is considered objective evidence of impairment. Other factors considered in the impairment assessment include the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, is considered impaired when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assesses loans for objective evidence of impairment individually for loans that are individually significant, and collectively for loans that are not individually significant. The allowance for credit losses represents management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercises judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that will be recovered once the borrower defaults. Changes in the amount that management expects to recover would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

If there is no objective evidence of impairment for an individual loan, whether significant or not, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employs internally developed models that utilize parameters for probability of default, loss given default and exposure at default. Management's judgment is used to determine the point within the range that is the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the incurred but not identified allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 91

The inherent nature of private equity investing is that the Bank's valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

An analysis of fair value of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2016 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The fair value of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the fair value of CGUs, and the use of different assumptions and estimates in the fair value calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any unallocated capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

Employee Benefits

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities reflects long-term corporate AA bond yields as of the measurement date. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

provisions

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 92

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the Appointed Actuary.

Further information on insurance risk assumptions is provided in Note 23.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and will recognize any measurement difference between the previous carrying amount and the new carrying amount on November 1, 2017, through an adjustment to opening retained earnings. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the BCBS issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. In June 2016, OSFI issued the guideline "IFRS 9 Financial Instruments and Disclosures", which provides guidance to Federally Regulated Entities on the application of IFRS 9 that is consistent with the BCBS guidance. This guideline, which is effective for the Bank upon adoption of IFRS 9, replaces certain guidelines that were in effect under IAS 39.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees of the Board.

The Bank has enhanced its governance framework and has established a dedicated committee to review, challenge, and approve key areas of judgment and assumptions used in forecasting multiple economic scenarios and associated probabilities upon adoption of IFRS 9. The committee will include representation from Risk, Finance and Economics.

The key responsibilities of the project include defining IFRS 9 risk methodology and accounting policy, identifying data and system requirements, and developing an appropriate operating model and governance framework. The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Detailed Assessment and Design phase has been completed and the Solution Development phase is in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9. Potential classification and measurement changes include the reclassification of certain debt securities that are currently measured at FVOCI to an amortized cost category under IFRS 9 as a result of the business model assessment.

Impairment

IFRS 9 introduces a new impairment model based on expected credit losses (ECL) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECLs will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to the probability-weighted 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 93

has occurred since initial recognition, then impairment is measured as lifetime ECLs otherwise 12-month ECLs are measured, which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within 12 months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECLs. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECLs for performing instruments, Stage 2 – Lifetime ECLs for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECLs for non-performing financial assets. The Stage 3 population is expected to largely align with the impaired population under IAS 39.

ECLs will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact our credit risk assessment. Probability-weighted multiple scenarios will be considered when determining stage allocation and measuring ECLs.

IFRS 9 requires ECLs to be recognized in a way that reflects an unbiased and probability-weighted amount determined by evaluating a range of possible outcomes. While entities are not expected to consider every possible scenario, the scenarios considered should reflect a representative sample of possible outcomes. When there is a non-linear relationship between the different forward-looking scenarios and the associated change in ECLs, using a single forward-looking scenario will not meet the objectives of IFRS 9. Economic forecasts must consider internal and external information and be consistent with the forward-looking information used for other purposes such as budgeting and forecasting. The scenarios must be representative and not biased to extreme scenarios. Parameter coherence is considered in each scenario so that it is realistic. The scenarios considered must take into account key drivers of ECLs, particularly non-linearity and asymmetric sensitivities within portfolios to estimate effects of changes in parameters on ECLs.

For retail exposures, significant increase in credit risk will be assessed based on changes in the probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables. ECLs will be calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial instrument and discounted to the reporting date.

For non-retail exposures, significant increase in credit risk will be assessed based on changes in the internal risk rating since initial recognition, incorporating relevant forward-looking macroeconomic information. ECLs will be calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Similar to IAS 39, ECLs for significant non-retail impaired exposures will be measured individually.

The IFRS 9 expected credit loss calculation will leverage where appropriate the Bank's existing expected loss model parameters used for regulatory capital purposes including PD, LGD and EAD with adjustments as required to comply with the IFRS 9 requirements. The main differences are summarized in the following chart:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle 12-month PD based on the long run average of a full economic cycle. The default backstop is generally 90 days past due.	Point-in-time 12-month or lifetime PD based on historical experience, current conditions and relevant forward looking expectations. The default backstop will generally be 90 days past due.
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors. Both direct and indirect collection costs are considered.	Expected LGD based on historical charge-off events and recovery payments, current information about attributes specific to borrower, and direct costs. Macroeconomic variables and expected cash flows from credit enhancements will be incorporated as appropriate and excludes undue conservatism and floors.
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance.	EAD represents the expected balance at default across the lifetime horizon and conditional on forward looking expectations.
Other		Expected credit losses are discounted from the default date to the reporting date.

Based on the current regulatory requirements, the negative impact from potential increases in the balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation. In October 2016, the BCBS issued a consultative document, "Regulatory treatment of accounting provisions – interim approach and transitional arrangements" and a discussion paper, "Regulatory treatment of accounting provisions". The consultative document sets out the BCBS' proposal to retain, for an interim period, the current regulatory treatment of accounting provisions under the standardized and internal ratings-based approaches and also provides potential transitional arrangements. The discussion paper provides policy options for long-term regulatory treatment of provisions.

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

The Bank has defined the functional requirements for the calculation of ECLs and is currently developing and integrating the end-to-end technology solution for tracking credit migration under the new ECL model as well as the impact to forecasting economic variables, risk parameters, and credit risk modelling processes. The Bank will continue to focus on the development and validation of the new impairment models and related processes and controls in the upcoming year and assess the quantitative impact of applying an ECL approach by the end of 2017.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised hedge accounting disclosures as required by the related amendments to IFRS 7.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 94

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied prospectively; however, retrospective application is permitted in certain instances. Early adoption is permitted. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2016. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2016.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment management has concluded that as at October 31, 2016, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of and for the year ended October 31, 2016. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2016.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2016, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 95

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 65: INVESTMENT PORTFOLIO – Securities Maturity Schedule[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2016	2015	2014
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Federal
Fair value	$659	$6,975	$5,781	$1,296	$6	$–	$14,717	$14,431	$8,404
Amortized cost	657	6,950	5,769	1,289	6	–	14,671	14,450	8,355
Yield	1.86%	1.66%	1.76%	2.54%	1.66%	–%	1.79%	1.48%	1.82%
Provinces
Fair value	538	2,028	1,471	3,797	17	–	7,851	7,185	4,545
Amortized cost	537	2,015	1,468	3,836	15	–	7,871	7,233	4,518
Yield	2.45%	2.46%	2.40%	3.04%	3.59%	–%	2.73%	1.98%	2.08%
U.S. federal government debt
Fair value	–	2,382	9,964	11,546	–	–	23,892	10,636	152
Amortized cost	–	2,375	9,956	11,598	–	–	23,929	10,711	152
Yield	–%	0.96%	1.35%	1.88%	–%	–%	1.57%	1.81%	0.12%
U.S. states, municipalities and agencies
Fair value	676	436	2,987	1,516	4,966	–	10,581	11,949	11,978
Amortized cost	675	432	2,885	1,518	4,938	–	10,448	11,815	11,798
Yield	1.86%	2.33%	1.86%	1.76%	1.68%	–%	1.78%	1.73%	1.81%
Other OECD government-guaranteed debt
Fair value	1,656	3,989	5,267	4,597	–	–	15,509	11,655	3,322
Amortized cost	1,657	3,990	5,272	4,655	–	–	15,574	11,713	3,313
Yield	0.77%	1.34%	1.64%	1.65%	–%	–%	1.48%	1.26%	1.67%
Canadian mortgage-backed securities
Fair value	81	2,141	2,692	35	–	–	4,949	4,060	3,306
Amortized cost	81	2,111	2,689	35	–	–	4,916	4,021	3,256
Yield	0.99%	2.06%	1.48%	1.62%	–%	–%	1.72%	2.01%	2.24%
Other debt securities
Asset-backed securities
Fair value	1,076	3,088	3,414	5,314	5,701	–	18,593	16,762	18,903
Amortized cost	1,076	3,084	3,406	5,293	5,806	–	18,665	16,921	18,831
Yield	0.49%	1.37%	1.21%	2.04%	1.40%	–%	1.49%	1.28%	1.06%
Non-agency CMO
Fair value	–	–	–	–	625	–	625	916	1,722
Amortized cost	–	–	–	–	624	–	624	921	1,713
Yield	–%	–%	–%	–%	1.63%	–%	1.63%	2.13%	2.77%
Corporate and other debt
Fair value	1,716	3,950	2,396	109	114	1	8,286	8,765	8,099
Amortized cost	1,708	3,919	2,379	106	116	1	8,229	8,770	8,008
Yield	2.78%	2.91%	2.44%	3.63%	5.26%	1.23%	2.80%	2.96%	2.91%
Equity securities
Common shares
Fair value	–	–	–	–	–	2,054	2,054	1,858	1,760
Amortized cost	–	–	–	–	–	1,934	1,934	1,770	1,642
Yield	–%	–%	–%	–%	–%	1.94%	1.94%	5.42%	4.74%
Preferred shares
Fair value	–	–	–	–	–	186	186	114	171
Amortized cost	–	–	–	–	–	168	168	112	153
Yield	–%	–%	–%	–%	–%	4.37%	4.37%	4.33%	1.26%
Debt securities reclassified from
trading
Fair value	49	1	–	204	74	–	328	451	646
Amortized cost	48	1	–	183	69	–	301	420	596
Yield	8.76%	7.92%	–%	5.72%	4.84%	–%	6.01%	6.84%	4.61%
Total available-for-sale securities
Fair value	$6,451	$24,990	$33,972	$28,414	$11,503	$2,241	$107,571	$88,782	$63,008
Amortized cost	6,439	24,877	33,824	28,513	11,574	2,103	107,330	88,857	62,335
Yield	1.62%	1.81%	1.63%	2.05%	1.57%	2.13%	1.78%	1.89%	1.89%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	As at October 31, 2016, includes securities issued by Federal Republic of Germany of $9.8 billion (as at October 31, 2015, includes securities issued by Government of Japan of $8.9 billion and Federal Republic of Germany of $8.6 billion), where the book value was greater than 10% of the shareholders' equity.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 96

TABLE 65: INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)[1,2]
(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific
	1 year	3 years	5 years	10 years	years	maturity	Total		Total
							October 31	October 31	October 31
							2016	2015	2014
Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal
Fair value	$–	$320	$492	$–	$–	$–	$812	$983	$–
Amortized cost	–	316	486	–	–	–	802	974	–
Yield	–%	1.86%	1.83%	–%	–%	–%	1.84%	1.78%	–%
U.S. federal government and agencies debt
Fair value	–	–	–	–	–	–	–	–	–
Amortized cost	–	–	–	–	–	–	–	–	–
Yield	–%	–%	–%	–%	–%	–%	–%	–%	–%
U.S. states, municipalities and agencies
Fair value	89	5,038	6,382	7,230	3,380	–	22,119	18,847	18,879
Amortized cost	89	4,995	6,240	7,144	3,377	–	21,845	18,648	18,792
Yield	1.45%	1.78%	2.12%	2.03%	2.25%	–%	2.03%	2.03%	2.04%
Other OECD government-guaranteed debt
Fair value	10,347	13,205	4,739	632	–	–	28,923	24,265	15,492
Amortized cost	10,326	13,028	4,664	625	–	–	28,643	24,045	15,327
Yield	0.18%	0.41%	0.14%	0.50%	–%	–%	0.29%	0.57%	1.00%
Other debt securities
Other issuers
Fair value	1,458	7,352	8,543	1,991	13,789	–	33,133	30,647	22,955
Amortized cost	1,462	7,311	8,503	2,009	13,820	–	33,105	30,783	22,858
Yield	3.17%	1.48%	0.99%	1.26%	2.44%	–%	1.81%	1.50%	1.08%
Total held-to-maturity schedules
Fair value	$11,894	$25,915	$20,156	$9,853	$17,169	$–	$84,987	$74,742	$57,326
Amortized cost	11,877	25,650	19,893	9,778	17,197	–	84,395	74,450	56,977
Yield	0.56%	1.00%	1.17%	1.78%	2.40%	–%	1.35%	1.33%	1.38%
1	Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.
2	As at October 31, 2016, includes securities issued by Federal Republic of Germany of $9.8 billion (as at October 31, 2015, includes securities issued by Government of Japan of $8.9 billion and Federal Republic of Germany of $8.6 billion), where the book value was greater than 10% of the shareholders' equity.
3	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 97

TABLE 66: LOAN PORTFOLIO – Maturity Schedule
(millions of Canadian dollars)								As at
	Remaining term to maturity
	Under	1 to 5	Over
	1 year	years	5 years	Total				Total
			October 31		October 31	October 31	October 31	October 31
				2016	2015	2014	2013	2012
Canada
Residential mortgages	$25,379	$160,304	$3,616	$189,299	$185,009	$175,125	$164,389	$154,247
Consumer instalment and other personal
HELOC	43,329	21,732	7	65,068	61,317	59,568	61,581	64,753
Indirect Auto	271	10,423	9,883	20,577	19,038	16,475	14,666	13,965
Other	15,015	989	452	16,456	16,075	16,116	15,193	14,574
Credit card	18,226	–	–	18,226	17,941	17,927	15,288	14,236
Total personal	102,220	193,448	13,958	309,626	299,380	285,211	271,117	261,775
Real estate
Residential	5,376	6,043	4,582	16,001	14,862	14,604	13,685	12,477
Non-residential	4,468	4,619	3,693	12,780	11,330	9,768	8,153	7,252
Total real estate	9,844	10,662	8,275	28,781	26,192	24,372	21,838	19,729
Total business and government
(including real estate)	46,984	30,739	13,331	91,054	84,155	71,814	64,272	55,797
Total loans – Canada	149,204	224,187	27,289	400,680	383,535	357,025	335,389	317,572
United States
Residential mortgages	511	101	27,050	27,662	26,922	23,335	20,945	17,362
Consumer instalment and other personal
HELOC	11,027	211	1,970	13,208	13,334	11,665	10,607	10,122
Indirect Auto	298	16,852	11,220	28,370	24,862	18,782	16,323	13,466
Other	255	451	39	745	693	615	533	490
Credit card	13,680	–	–	13,680	12,274	7,637	6,900	1,097
Total personal	25,771	17,615	40,279	83,665	78,085	62,034	55,308	42,537
Real estate
Residential	1,408	2,759	2,685	6,852	5,691	4,294	3,470	3,015
Non-residential	2,379	10,460	8,836	21,675	18,317	14,037	12,084	10,831
Total real estate	3,787	13,219	11,521	28,527	24,008	18,331	15,554	13,846
Total business and government
(including real estate)	14,762	54,232	47,719	116,713	97,217	69,417	55,000	47,181
Total loans – United States	40,533	71,847	87,998	200,378	175,302	131,451	110,308	89,718
Other International
Personal	16	–	–	16	5	9	10	11
Business and government	657	856	–	1,513	1,978	2,124	2,240	2,653
Total loans – Other international	673	856	–	1,529	1,983	2,133	2,250	2,664
Other loans
Debt securities classified as loans	121	144	1,409	1,674	2,187	2,695	3,744	4,994
Acquired credit-impaired loans	541	362	71	974	1,414	1,713	2,485	3,767
Total other loans	662	506	1,480	2,648	3,601	4,408	6,229	8,761
Total loans	$191,072	$297,396	$116,767	$605,235	$564,421	$495,017	$454,176	$418,715

TABLE 67: LOAN PORTFOLIO – Rate Sensitivity
(millions of Canadian dollars)									As at
	October 31, 2016		October 31, 2015		October 31, 2014		October 31, 2013		October 31, 2012
	1 to	Over	1 to	Over	1 to	Over	1 to	Over	1 to	Over
	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Fixed rate	$212,257	$82,507	$176,316	$66,949	$155,614	$59,555	$158,435	$45,395	$133,730	$37,781
Variable rate	85,139	34,260	72,663	32,208	73,672	24,991	60,401	23,065	58,199	20,867
Total	$297,396	$116,767	$248,979	$99,157	$229,286	$84,546	$218,836	$68,460	$191,929	$58,648

The change in the Bank's allowance for credit losses for the years ended October 31 are shown in the following table.

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 98

TABLE 68: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)	2016	2015	2014	2013	2012
Allowance for loan losses – Balance at beginning of year	$3,434	$3,028	$2,855	$2,644	$2,314
Provision for credit losses	2,330	1,683	1,557	1,631	1,795
Write-offs
Canada
Residential mortgages	18	23	21	20	18
Consumer instalment and other personal
HELOC	11	13	13	18	16
Indirect Auto	334	224	207	160	155
Other	221	218	234	274	310
Credit card	623	638	582	543	335
Total personal	1,207	1,116	1,057	1,015	834
Real estate
Residential	3	4	1	2	3
Non-residential	2	3	3	3	4
Total real estate	5	7	4	5	7
Total business and government (including real estate)	107	74	109	104	108
Total Canada	1,314	1,190	1,166	1,119	942
United States
Residential mortgages	22	16	17	33	42
Consumer instalment and other personal
HELOC	38	47	43	65	101
Indirect Auto	232	206	232	231	145
Other	121	101	79	74	67
Credit card	530	454	288	56	50
Total personal	943	824	659	459	405
Real estate
Residential	3	5	12	16	91
Non-residential	11	22	18	59	84
Total real estate	14	27	30	75	175
Total business and government (including real estate)	76	124	117	191	385
Total United States	1,019	948	776	650	790
Other International
Personal	–	–	–	–	–
Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	14	13	5	11	–
Acquired credit-impaired loans[1,2]	4	6	20	38	112
Total other loans	18	19	25	49	112
Total write-offs against portfolio	2,351	2,157	1,967	1,818	1,844
Recoveries
Canada
Residential mortgages	1	1	5	3	4
Consumer instalment and other personal
HELOC	–	2	5	2	3
Indirect Auto	91	78	138	35	20
Other	52	58	60	55	51
Credit card	118	124	109	101	46
Total personal	262	263	317	196	124
Real estate
Residential	1	1	1	1	1
Non-residential	3	1	2	1	1
Total real estate	4	2	3	2	2
Total business and government (including real estate)	27	33	29	28	25
Total Canada	289	296	346	224	149
United States
Residential mortgages	9	11	10	17	15
Consumer instalment and other personal
HELOC	5	5	5	4	6
Indirect Auto	85	83	12	64	35
Other	26	23	20	22	19
Credit card	114	113	60	5	5
Total personal	239	235	107	112	80
Real estate
Residential	4	9	14	8	8
Non-residential	4	9	15	10	13
Total real estate	8	18	29	18	21
Total business and government (including real estate)	54	50	73	49	57
Total United States	293	285	180	161	137
Other International
Personal	–	–	–	–	–
Business and government	–	1	–	–	–
Total other international	–	1	–	–	–
Other loans
Debt securities classified as loans	–	–	–	–	–
Acquired credit-impaired loans[1,2]	20	19	7	9	1
Total other loans	20	19	7	9	1
Total recoveries on portfolio	602	601	533	394	287
Net write-offs	(1,749)	(1,556)	(1,434)	(1,424)	(1,557)
Disposals	(2)	(3)	–	(41)	–
Foreign exchange and other adjustments	47	321	112	46	20
Total allowance for credit losses	4,060	3,473	3,090	2,856	2,572
Less: Allowance for off-balance sheet positions[3]	187	39	62	1	(72)
Allowance for loan losses – Balance at end of year	$3,873	$3,434	$3,028	$2,855	$2,644
Ratio of net write-offs in the period to average loans outstanding	0.30%	0.30%	0.31%	0.33%	0.39%
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in Note 8 of the Bank's 2016 Consolidated Financial Statements.
3	The allowance for credit losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 99

TABLE 69: AVERAGE DEPOSITS
(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2016			October 31, 2015			October 31, 2014
		Total	Average		Total	Average		Total	Average
	Average	interest	rate	Average	interest	rate	Average	interest	rate
	balance	expense	paid	balance	expense	paid	balance	expense	paid
Deposits booked in Canada[1]
Non-interest bearing demand deposits	$3,674	$–	–%	$6,685	$–	–%	$5,405	$–	–%
Interest bearing demand deposits	58,124	521	0.90	45,081	570	1.26	38,443	597	1.55
Notice deposits	189,018	249	0.13	172,124	306	0.18	159,687	421	0.26
Term deposits	168,393	2,359	1.40	146,714	2,112	1.44	120,493	1,934	1.61
Total deposits booked in Canada	419,209	3,129	0.75	370,604	2,988	0.81	324,028	2,952	0.91

Deposits booked in the United States
Non-interest bearing demand deposits	9,969	–	–	8,723	–	–	6,961	–	–
Interest bearing demand deposits	3,945	7	0.18	2,812	4	0.14	1,387	3	0.22
Notice deposits	277,744	921	0.33	239,078	842	0.35	196,735	1,059	0.54
Term deposits	70,290	522	0.74	94,016	313	0.33	74,999	216	0.29
Total deposits booked in the United States	361,948	1,450	0.40	344,629	1,159	0.34	280,082	1,278	0.46

Deposits booked in the other international
Non-interest bearing demand deposits	54	–	–	55	–	–	20	–	–
Interest bearing demand deposits	1,918	4	0.21	1,874	5	0.27	1,803	2	0.11
Notice deposits	–	–	–	2	–	–	27	–	–
Term deposits	27,132	175	0.64	17,042	90	0.53	17,951	81	0.45
Total deposits booked in other international	29,104	179	0.62	18,973	95	0.50	19,801	83	0.42
Total average deposits	$810,261	$4,758	0.59%	$734,206	$4,242	0.58%	$623,911	$4,313	0.69%
1	As at October 31, 2016, deposits by foreign depositors in TD's Canadian bank offices amounted to $17 billion (October 31, 2015 – $13 billion, October 31, 2014 – $8 billion).

TABLE 70: DEPOSITS – Denominations of $100,000 or greater[1]
(millions of Canadian dollars)					As at
	Remaining term to maturity
	Within 3	3 months to	6 months to	Over 12
	months	6 months	12 months	months	Total
	October 31, 2016
Canada	$32,237	$10,607	$13,721	$83,304	$139,869
United States	23,027	13,450	17,760	2,547	56,784
Other international	16,033	10,582	7,297	10	33,922
Total	$71,297	$34,639	$38,778	$85,861	$230,575

	October 31, 2015
Canada	$31,147	$4,234	$20,715	$64,989	$121,085
United States	28,018	27,687	14,672	2,545	72,922
Other international	10,222	4,976	4,168	–	19,366
Total	$69,387	$36,897	$39,555	$67,534	$213,373

	October 31, 2014
Canada	$23,860	$3,411	$13,461	$54,743	$95,475
United States	32,950	13,359	28,012	2,380	76,701
Other international	12,131	1,985	1,446	–	15,562
Total	$68,941	$18,755	$42,919	$57,123	$187,738
1	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 71: SHORT-TERM BORROWINGS
(millions of Canadian dollars, except as noted)			As at
	October 31	October 31	October 31
	2016	2015	2014
Obligations related to securities sold under repurchase agreements
Balance at year-end	$48,973	$67,156	$53,112
Average balance during the year	65,511	75,082	62,025
Maximum month-end balance	70,415	74,669	55,944
Weighted-average rate at October 31	0.38%	0.25%	0.39%
Weighted-average rate during the year	0.51	0.37	0.38

TD BANK GROUP • 2016 MANAGEMENT’S DISCUSSION & ANALYSIS	Page 100